UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A.

table of contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	ii
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	v
ITEM 1. SELECTED CONSOLIDATED FINANCIAL DATA	1
ITEM 2. SELECTED STATISTICAL INFORMATION	9
ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A. Operating Results	28
B. Liquidity and Capital Resources	45
E. Off-Balance Sheet Arrangements	56
F. Tabular Disclosure of Contractual Obligations	58
G. Safe Harbor	58
ITEM 4. LEGAL PROCEEDINGS	59
ITEM 5. RECENT EVENTS	59
SIGNATURES	61
FINANCIAL STATEMENTS

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this report on Form 6-K to “Banco Santander Mexico,” the “Bank,” “we,” “our,” “ours,” “us” or similar terms, refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries.

When we refer to “Banco Santander Parent” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

On December 8, 2017, we entered into a merger agreement with Grupo Financiero Santander México, S.A.B. de C.V., our former parent company, which we refer to as the “Former Holding Company.” The merger agreement became effective exclusively between the parties and for accounting purposes as of January 1, 2018 pursuant to Mexican law. On January 26, 2018, upon the filing of the resolutions of our shareholders and the shareholders of the Former Holding Company approving the merger and the filing of the merger agreement with the Public Registry of Commerce in Mexico, the Merger became effective before third parties and the Former Holding Company ceased to exist.

Immediately following the effectiveness of the merger before third parties, Banco Santander Parent contributed all of our shares held by it as a result of the merger to a new holding company, Grupo Financiero Santander Mexico, S.A. de C.V., which we refer to as “Grupo Financiero Santander Mexico.” In addition, we sold all of the shares of Casa de Bolsa, S.A. de C.V., the Former Holding Company’s brokerage subsidiary which we refer to as “Casa de Bolsa,” held by us as a result of the merger to Grupo Financiero Santander Mexico. As a result of the merger, the Former Holding Company’s Series B shares were delisted from the Mexican Stock Exchange and their registration with the RNV was cancelled; our Series B shares were listed on the Mexican Stock Exchange and registered with the RNV; and the shares underlying the Former Holding Company’s ADSs were substituted for our shares and the ADSs were listed on the NYSE in our name.

When we refer to “Gestión Santander,” we refer to SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly known as Gestión Santander, S.A. de C.V., Grupo Financiero Santander México) (entity sold in December 2013). When we refer to “Seguros Santander” we refer to Zurich Santander Seguros México, S.A. (formerly known as Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this report on Form 6-K to certain financial terms have the following meanings:

•	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee.

•	References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended.

•	References to our “audited financial statements” are to the audited consolidated financial statements of Banco Santander Mexico as of December 31, 2016 and 2017, and for each of the fiscal years ended December 31, 2015, 2016 and 2017, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in our annual report on Form 20-F for the year ended December 31, 2017 (the “2017 Form 20-F”).

•	References to our “unaudited condensed consolidated financial interim statements” are to the unaudited condensed consolidated interim financial statements of Banco Santander Mexico as of June 30, 2018 and for each of the six-month periods ended June 30, 2017 and 2018, together with the notes thereto. The unaudited condensed consolidated interim financial statements were prepared in accordance with IFRS and are contained in this report on Form 6-K.

•	References herein to “UDIs” are to Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of June 30, 2018 and December 31, 2017, one UDI was equal to Ps.6.012993 (U.S.$0.3054) and Ps.5.934551 (U.S.$0.3018), respectively.

As used in this report on Form 6-K, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation” of the 2017 Form 20-F.

•	“Capital Ratio” refers to the ratio of the total net capital (capital neto) to risk-weighted assets calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

•	“General Rules Applicable to Mexican Banks” means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

•	“Mexican Capitalization Requirements” refers to the capitalization requirements for commercial banks, including Banco Santander Mexico, set forth in the Mexican Banking Law (Ley de Instituciones de Crédito) and the General Rules Applicable to Mexican Banks, as such laws and regulations may be amended from time to time or superseded.

•	“Tier 1 capital (capital básico)” means the basic capital (capital básico) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time, which is comprised of Fundamental Capital (capital fundamental) and Additional Tier 1 Capital (capital básico no fundamental).

•	“Tier 2 capital (capital complementario)” means the additional capital (capital complementario) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time.

As used in this report on Form 6-K, the term “billion” means one thousand million (1,000,000,000).

In this report on Form 6-K, the term “Mexico” refers to the United Mexican States. The terms “Mexican government” or the “government” refer to the federal government of Mexico, and the term “Mexican Central Bank” refers to Banco de México. References to “U.S.$.”, “U.S. dollars” and “dollars” are to United States dollars, and references to “Mexican pesos,” “pesos,” or “Ps.” are to Mexican pesos. References to “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Financial and Other Information

Market position. We make statements in this report on Form 6-K about our competitive position and market share in the Mexican financial services industry and the market size of the Mexican financial services industry. We have made these statements on the basis of statistics and other information from third-party sources, primarily the CNBV, that we believe are reliable.

Currency and accounting standards. We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2014, 2015, 2016 and 2017 and our consolidated balance sheet data as of January 1, 2014 and as of December 31, 2014, 2015, 2016 and 2017, included in the 2017

Form 20-F, have been audited under the standards of the Public Company Accounting Oversight Board (“PCAOB”), and are prepared in accordance with IFRS. Our unaudited condensed consolidated income statement data for the six months ended June 30, 2017 and 2018 and our consolidated balance sheet as of December 31, 2017 and June 30, 2018 are also prepared in accordance with IFRS.

For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders, statutory financial statements in accordance with Mexican Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

While we have prepared our consolidated financial data as of January 1, 2014, for the years ended December 31, 2014, 2015, 2016 and 2017 and for the six months ended June 30, 2017 and 2018 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. IFRS differs in certain significant respects from Mexican Banking GAAP. We adopted IFRS in 2014. All statements in this report on Form 6-K regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this report on Form 6-K has been prepared in accordance with IFRS.

Effect of rounding. Certain amounts and percentages included in this report on Form 6-K and in our audited financial statements have been rounded for ease of presentation. Percentage figures included in this report on Form 6-K have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this report on Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited financial statements. Certain other amounts that appear in this report on Form 6-K may not sum due to rounding.

Exchange rates and translation into U.S. dollars. This report on Form 6-K contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at any time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.19.69 to U.S.$1.00, the rate calculated on June 29, 2018 (the last business day in June) and published on July 2, 2018 in the Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded. See “Item 1. Selected Consolidated Financial Data—Selected Ratios and Other Data⸺Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

Refinements to our impairment models. During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for impairment losses and provisions for off-balance sheet risk” included in the 2017 Form 20-F (as described herein) and Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

New impairment model. IFRS 9 Financial instruments establishes new recognition and measurement requirements for financial instruments and became mandatory for financial statement periods commencing January 1, 2018. As of January 1, 2018, the Bank now classifies its financial assets in the following measurement categories: (i) those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss) and (ii) those to be measured at amortized cost. The Bank determines the applicable category of a financial asset based on the business model for managing that financial asset. We applied IFRS 9 in a retrospective manner, by adjusting the opening balance of affected financial instruments at January 1, 2018, without restating prior period amounts. Regarding the recognition of credit risk impairment, the most important change is that the new accounting standard introduces the concept of expected loss, whereas the previous model was based on incurred loss. As of January 1, 2018, the allowance for impairment losses and provisions for off-balance sheet risk increased from Ps.17,961 million to Ps.21,217 million as result of the application of IFRS 9. The Bank has applied these requirements in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements, and as a result, there was no income statement impact. The primary reasons for this increase are the requirements to recognize (i) an allowance for impairment losses for the expected life of the transaction for financial instruments where a significant risk increase has been identified after initial recognition and (ii) use of forward-looking information as the application of this impairment methdology looks to whether there has been a significant increase in credit risk in the allowance for impairment losses and in the provisions for off-balance sheet risk. See Note 1.b to our audited financial statements included in the 2017 Form 20-F and Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K and the 2017 Form 20-F include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” in the 2017 Form 20-F and “Item 3. Operating and Financial Review and Prospects” of this report on Form 6-K. These statements appear throughout this report on Form 6-K and the 2017 Form 20-F and include statements regarding our intent, belief or current expectations in connection with:

•	asset growth and sources of funding;

•	growth of our fee-based business;

•	expansion of our distribution network;

•	financing plans;

•	competition;

•	impact of regulation and the interpretation thereof;

•	action to modify or revoke our banking license;

•	exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;

•	exposure to credit risks including credit default risk and settlement risk;

•	projected capital expenditures;

•	capitalization requirements and level of reserves;

•	investment in our information technology platform;

•	liquidity;

•	trends affecting the economy generally; and

•	trends affecting our financial condition and our results of operations.

Many important factors, in addition to those discussed elsewhere in this report on Form 6-K or in the 2017 Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

v

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank;

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	the renegotiation of NAFTA or the deterioration of the terms of trade between Mexico and the United States;

•	the implementation of new economic policy by the new administration in Mexico;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes and tax laws;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for impairment losses and other losses;

•	increased default by borrowers;

•	our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations or their interpretation; and

•	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the 2017 Form 20-F.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this report on Form 6-K because of new information, future events or other factors. Our independent public accountants have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this report on Form 6-K might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

ITEM 1. SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data for each of the periods indicated. You should read this information in conjunction with our audited financial statements and related notes included in the 2017 Form 20-F and with our unaudited condensed consolidated financial statements and related notes contained elsewhere herein and the information under “Item 3. Operating and Financial Review and Prospects” included elsewhere in this report on Form 6-K.

We have derived our selected consolidated income statement data for the years ended December 31, 2014, 2015, 2016 and 2017 and our selected consolidated balance sheet data as of January 1, 2014 and December 31, 2014, 2015, 2016 and 2017 from our audited financial statements, which have been prepared in accordance with IFRS. We have derived our selected consolidated income statement data for the six months ended June 30, 2018 and 2017 and our selected consolidated balance sheet data as of June 30, 2018 from our unaudited condensed consolidated financial statements, which have been prepared in accordance with IFRS.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,										For the six months ended June 30,
	2014		2015(9)		2016		2017		2017		2017		2018		2018
	(Millions of pesos)(1)								(Millions of U.S. dollars) (1)(2)		(Millions of pesos)(1)				(Millions of U.S. dollars) (1)(2)
Interest income and similar income(3)	Ps.	57,956	Ps.	64,230	Ps.	77,453	Ps.	98,002	U.S.	4,977	Ps.	47,209	Ps.	53,947	U.S.	2,740
Interest expenses and similar charges		(20,386)		(21,242)		(28,323)		(42,158)		(2,141)		(20,004)		(24,151)		(1,226)
Net interest income		37,570		42,988		49,130		55,844		2,836		27,205		29,796		1,514
Dividend income		137		104		94		150		7		147		142		7
Fee and commission income (net)		12,858		13,632		13,940		14,813		752		7,400		7,919		402
Gains/(losses) on financial assets and liabilities (net)		2,610		2,504		3,760		3,458		175		1,964		922		47
Exchange differences (net)		(11)		6		2		6		—		9		—		—
Other operating income		509		472		486		669		34		267		330		17
Other operating expenses		(2,472)		(3,010)		(3,361)		(3,614)		(183)		(1,721)		(2,243)		(114)
Total income		51,201		56,696		64,051		71,326		3,622		35,271		36,866		1,873
Administrative expenses		(19,290)		(20,780)		(22,655)		(25,437)		(1,292)		(12,193)		(13,783)		(700)
Personnel expenses		(9,557)		(10,625)		(11,472)		(12,748)		(647)		(5,996)		(6,832)		(347)
Other general administrative expenses		(9,733)		(10,155)		(11,183)		(12,689)		(644)		(6,197)		(6,951)		(353)
Depreciation and amortization		(1,682)		(1,863)		(2,058)		(2,533)		(128)		(1,218)		(1,447)		(73)
Impairment losses on financial assets (net)(10)		(13,132)		(16,041)		(16,661)		(18,820)		(955)		(9,865)		(8,488)		(431)
Financial assets at fair value through other comprehensive income		—		—		—		—		—		—		(3)		—
Loans and receivables(4)		(13,132)		(16,041)		(16,661)		(18,820)		(955)		(9,865)		(8,485)		(431)

1

	For the year ended December 31,										For the six months ended June 30,
	2014		2015(9)		2016		2017		2017		2017		2018		2018
	(Millions of pesos)(1)								(Millions of U.S. dollars) (1)(2)		(Millions of pesos)(1)				(Millions of U.S. dollars) (1)(2)
Impairment losses on other assets (net)		(48)		—		—		—		—		(26)		—		—
Other intangible assets		—		—		—		—		—		—		—		—
Non-current assets held for sale		(48)		—		—		—		—		(26)		—		—
Provisions (net)(5)(10)		(137)		258		(881)		(437)		(22)		(118)		(358)		(18)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		2		7		20		6		—		2		3		—
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		(15)		91		71		69		3		57		9		—
Operating profit before tax		16,899		18,368		21,887		24,174		1,227		11,910		12,802		651
Income tax		(3,539)		(4,304)		(5,351)		(5,496)		(279)		(2,595)		(2,935)		(150)
Profit from continuing operations		13,360		14,064		16,536		18,678		948		9,315		9,867		501
Profit from discontinued operations (net)		—		—		—		—		—		—		—		—
Consolidated profit for the year/period	Ps.	13,360	Ps.	14,064	Ps.	16,536	Ps.	18,678	U.S.	948	Ps.	9,315	Ps.	9,867	U.S.	501
Profit attributable to the Parent		13,359		14,051		16,536		18,678		948		9,315		9,867		501
Profit attributable to non-controlling interests		1		13		—		—		—		—		—		—
Earnings per share from continuing and discontinued operations:
Basic earnings per share		1.97		2.07		2.44		2.76		0.14		1.37		1.46		0.07
Diluted earnings per share		1.97		2.07		2.44		2.75		0.14		1.37		1.45		0.07
Earnings per share from continuing operations:
Basic earnings per share(6)		1.97		2.08		2.44		2.76		0.14		1.37		1.46		0.07
Diluted earnings per share(6)(7)		1.97		2.07		2.44		2.75		0.13		1.37		1.45		0.07

2

	For the year ended December 31,					For the six months ended June 30,
	2014	2015(9)	2016	2017	2017	2017	2018	2018
	(Millions of pesos)(1)				(Millions of U.S. dollars) (1)(2)	(Millions of pesos)(1)		(Millions of U.S. dollars) (1)(2)
Cash dividend per share(8)	0.51	1.00	2.58	1.31	0.06	0.62	0.63	0.03
Weighted average shares outstanding	6,777,381,551	6,777,381,551	6,777,381,551	6,777,381,551	6,777,381,551	6,777,381,551	6,777,167,728	6,777,167,728
Dilutive effect of rights on shares(7)	9,612,806	9,612,806	9,612,806	9,612,806	9,612,806	9,612,806	9,826,629	9,826,629
Adjusted number of shares	6,786,994,357	6,786,994,357	6,786,994,357	6,786,994,357	6,786,994,357	6,786,994,357	6,786,994,357	6,786,994,357
Dividend paid	3,473	6,760	17,468	8,910	452	4,234	4,279	217
Basic earnings per share	1.97	2.07	2.44	2.76	0.14	1.37	1.46	0.07
Diluted earnings per share	1.97	2.07	2.44	2.75	0.14	1.37	1.45	0.07
Dividend pay-out ratio	26.03%	48.18%	105.79%	47.77%	47.77%	22.76%	21.71%	21.69%

(1)	Except per share amounts.

(2)	Results for the year ended December 31, 2017 and for the six months ended June 30, 2018 have been translated into U.S. dollars, for convenience purposes only, at an exchange rate of Ps.19.69 to U.S.$1.00, the rate calculated on June 29, 2018 (the last business day in June) and published on July 2, 2018 in the Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate on the applicable date. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(3)	Interest income and similar income includes “Interest income from financial assets at fair value through profit or loss” that are presented as a separate line of the consolidated results of operations for the six months ended June 30, 2018.

(4)	Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(5)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

(6)	Profit for calculation of basic and diluted earnings per share has been annualized for comparative purposes.

(7)	To calculate diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to consider all the dilutive effects inherent in potential share issuances. See Note 5.2.ii to our audited financial statements included in the 2017 Form 20-F.

(8)	On December 29, 2014, we paid a dividend of Ps.3,473 million, equal to Ps.0.0430 per share. On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.0437 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.0399 per share. On May 26, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.0475 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.0.1685 per share. On May 30, 2017 we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017, we paid a dividend of Ps.4,676 million, equal to Ps.0.0578 per share. On June 29, 2018, we paid a dividend of Ps.4,279 million, equal to Ps.0.6314 per share.

(9)	See Note 2.h to our audited financial statements included in the 2017 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models.

(10)	See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

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CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of January 1,		As of December 31,										As of June 30,
		2014		2014		2015		2016		2017		2017		2018(3)		2018
	(Millions of pesos)											(Millions of U.S. dollars)(1)		(Millions of pesos)		(Millions of U.S. dollars)(1)
Assets

Cash and balances with Mexican Central Bank	Ps.	49,681	Ps.	51,823	Ps.	59,788	Ps.	78,663	Ps.	57,687	U.S.	2,929	Ps.	96,680	U.S.	4,910
Financial assets at fair value through profit or loss		—		—		—		—		—		—		300,241		15,247
Financial assets held for trading		176,395		207,651		326,872		342,582		315,570		16,026		—		—
Other financial assets at fair value through profit or loss		87,495		32,501		28,437		42,340		51,705		2,625		99,123		5,034
Financial assets at fair value through other comprehensive income		—		—		—		—		—		—		97,021		4,927
Available-for-sale financial assets		61,867		83,340		113,873		154,644		165,742		8,417		—		—
Financial assets at amortized cost		—		—				—		—		—		743,737		37,770
Loans and receivables		441,501		530,225		598,712		675,498		679,300		34,499		—		—
Hedging derivatives		300		4,740		12,121		15,003		15,116		767		16,325		829
Non-current assets held for sale		1,100		844		1,101		1,107		1,295		65		1,286		65
Tangible assets		4,764		5,259		5,547		5,692		6,498		330		6,411		326
Intangible assets		3,751		4,079		4,877		5,772		6,960		353		7,121		362
Tax assets		25,596		22,923		18,659		23,301		20,209		1,026		20,346		1,033
Other assets		5,671		6,209		5,847		6,335		9,109		462		8,687		441
Total assets	Ps.	858,121	Ps.	949,594	Ps.	1,175,834	Ps.	1,350,937	Ps.	1,329,191	U.S.	67,505	Ps.	1,396,978	U.S.	70,944

Liabilities
Financial liabilities at fair value through profit or loss		—		—		—		—		—		—	Ps.	243,556	U.S.	12,369
Financial liabilities held for trading	Ps	136,199	Ps	136,805	Ps	172,573	Ps	266,828	Ps	239,725	U.S.	12,174		—		—
Other financial liabilities at fair value through profit or loss		78,628		110,520		208,341		136,860		120,653		6,127		99,849		5,071
Financial liabilities at amortized cost		528,460		579,056		659,209		806,091		820,431		41,667		894,731		45,438
Hedging derivatives		1,392		4,403		9,568		14,287		11,091		563		9,348		475
Provisions(2)		5,615		5,988		6,580		7,202		6,730		341		6,670		339
Tax liabilities		38		26		643		44		71		3		69		4
Other liabilities		17,064		12,300		11,162		14,398		15,080		765		22,484		1,141
Total liabilities	Ps.	767,396	Ps.	849,098	Ps.	1,068,076	Ps.	1,245,710	Ps.	1,213,781	U.S.	61,644	Ps.	1,276,707	U.S.	64,837

Shareholders’ equity	Ps.	91,082	Ps.	100,704	Ps.	107,328	Ps.	106,768	Ps.	116,558	U.S.	5,919		120,311		6,109
Share capital		8,086		8,086		8,086		8,086		8,086		410		25,660		1,303
Share premium		16,956		16,956		16,956		16,956		16,956		861		—		—
Accumulated reserves		53,725		62,303		68,235		65,190		72,838		3,699		84,784		4,305
Profit for the year attributable to the Parent		12,315		13,359		14,051		16,536		18,678		948		9,867		501
Valuation adjustments		(419)		(253)		372		(1,596)		(1,177)		(59)		(61)		(3)
Non-controlling interests		62		45		58		55		29		1		21		1
Total equity		90,725		100,496		107,758		105,227		115,410		5,861		120,271		6,107
Total liabilities and equity	Ps.	858,121	Ps.	949,594	Ps.	1,175,834	Ps.	1,350,937	Ps.	1,329,191	U.S.	67,505	Ps.	1,396,978	U.S.	70,944

(1)	Results for the year ended December 31, 2017 and for the six months ended June 30, 2018 have been translated into U.S. dollars, for convenience purposes only, at an exchange rate of Ps.19.69 to U.S.$1.00, the rate calculated on June 29, 2018 (the last business day in June) and published on July 2, 2018 in the Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). Convenience translations into U.S. dollars of amounts in pesos have been

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made at the established exchange rate on the applicable date. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)	Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters.

(3)	As a result of the application of IFRS 9 with effect from January 1, 2018, certain of our financial assets were reclassified, including the corresponding portion of the loan portfolio, which was reclassified from Loans and Receivables to Financial Assets at Amortized Cost. The reclassifications were not applied to prior periods. See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

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SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of shares, branch and employee data) are presented in accordance with IFRS unless otherwise noted. Ratios and other data for the six month periods presented have not been annualized.

	As of and for the year ended December 31,				As of and for the six months ended June 30,
	2014	2015	2016	2017	2017	2018
	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	4.80%	4.88%	4.97%	5.34%	5.26%	5.49%
Total margin(2)	6.44%	6.42%	6.38%	6.76%	6.68%	6.94%
Return-on-average total assets (ROAA)(3)	1.44%	1.36%	1.50%	1.57%	1.63%	1.57%
Return-on-average equity (ROAE)(4)	14.17%	13.71%	14.89%	16.93%	17.38%	16.97%
Efficiency ratio(5)	40.96%	39.94%	38.58%	39.21%	38.02%	41.31%
Net fee and commission income as a percentage of operating expenses(6)	61.31%	60.20%	56.41%	52.96%	55.18%	52.00%
Gross Yield on average interest-earning assets	7.38%	7.27%	7.82%	9.35%	9.08%	9.90%
Average cost of interest-bearing liabilities	2.85%	2.60%	3.17%	4.52%	4.23%	5.01%
Net interest spread	4.53%	4.67%	4.65%	4.83%	4.85%	4.89%
Common stock dividend payout ratio(7)	26.00%	48.11%	105.64%	47.70%	22.76%	21.71%
Average interest-earning assets(8)	785,345	883,735	989,857	1,047,976	1,040,350	1,090,388
Average interest-bearing liabilities(8)	716,302	815,902	893,128	932,380	945,049	963,803
Capital adequacy
Net tangible book value	96,417	102,881	99,455	108,450	104,980	113,515
Net tangible book value per share	1.19	1.27	1.23	1.34	15.49	16.70
Average equity as a percentage of average total assets	10.18%	9.94%	10.10%	9.28%	9.36%	9.25%
Total Capital (Mexican Banking Gaap)(9)	96,517	103,639	109,238	115,321	111,303	117,074
Tier 1 Capital (Mexican Banking Gaap)(9)	76,697	80,328	81,785	89,267	87,282	90,987
Tier 1 capital to risk-weighted assets (Mexican Banking Gaap)	12.85%	12.10%	11.79%	12.18%	12.68%	12.06%
Total capital to risk-weighted assets (Mexican Banking GAAP)(10)	16.17%	15.61%	15.74%	15.73%	16.17%	15.52%
Asset quality
Non-performing loans as a percentage of total loans(11)	3.90%	3.56%	2.93%	2.89%	2.71%	2.75%
Non-performing loans as a percentage of computable credit risk(11)(12)	3.66%	3.32%	2.66%	2.57%	2.47%	2.44%
Loan charge-offs as a percentage of average total loans	3.10%	2.85%	3.48%	3.63%	1.80%	1.52%
Loan charge-offs as a percentage of computable credit risk(12)	2.68%	2.42%	3.03%	3.08%	1.60%	1.29%
Allowance for impairment losses as a percentage of average total loans(13)	3.49%	3.70%	3.10%	2.83%	3.09%	3.16%
Allowance for impairment losses as a percentage of non-performing loans(11)(13)	82.46%	94.97%	101.64%	93.36%	111.04%	110.42%
Allowance for impairment losses as a percentage of loan charge-offs(13)	112.49%	129.98%	89.21%	77.89%	171.70%	208.15%
Allowance for impairment losses as a percentage of total loans(13)	3.22%	3.38%	2.98%	2.70%	3.01%	3.04%
Liquidity
Liquid assets as a percentage of deposits(14)	47.32%	46.05%	38.72%	35.41%	34.24%	37.56%
Total loans, net of allowances as a percentage of deposits(15)	102.15%	71.98%	73.08%	76.61%	68.23%	76.98%
Total loans as a percentage of total funding(16)	60.97%	64.88%	64.92%	67.52%	68.32%	68.22%
Deposits as a percentage of total funding(15)(16)	69.76%	87.09%	86.18%	85.75%	97.11%	85.94%
Operations
Offices(17)	1,322	1,354	1,364	1,375	1,374	1,376
Employees (full-time equivalent) (18)	14,038	14,674	14,643	15,116	14,758	18,268

(1)	Net interest margin is defined as net interest income (including dividend income) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which, yield interest or similar income.

(2)	Total margin is defined as net interest income (including dividend income) plus fee and commission income (net) over average interest-earning assets.

(3)	Calculated based upon the average daily balance of total assets.

(4)	Calculated based upon the average daily balance of equity.

(5)	Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)	Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)	Dividends paid per share divided by net income per share.

(8)	Average balance sheet data has been calculated based upon the sum of the daily average for each month during the applicable period.

(9)	“Total capital” and “Tier 1 capital” are calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

(10)	Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(11)	Notwithstanding the adoption of IFRS 9 as of January 1, 2018, the Bank continues to apply the same criteria to classify impaired loans and advances as applied as of December 31, 2017.

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Non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.b and Note 5.b to our unaudited condensed consolidated financial included elsewhere in this report on Form 6-K and Note 2.g to our audited financial statements included in the 2017 Form 20-F for more details on the classification of impaired loans.

See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

(12)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans) plus guarantees and documentary credits. At December 31, 2017, total loans were Ps.626,349 million and total guarantees and documentary credits were Ps.78,811 million. At June 30, 2018, total loans were Ps.663,507 million and total guarantees and documentary credits were Ps.85,707 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(13)	Allowance for impairment losses were Ps.15,198 million, Ps.18,749 million, Ps.17,883 million, Ps.16,929 million, Ps.18,092 million and Ps.20,151 million as of December 31, 2014, 2015, 2016 and 2017 and June 30, 2017 and 2018, respectively.

See Note 2.h of our audited financial statements included in the 2017 Form 20-F for more details on our change in accounting estimates regarding our refinements to impairment models in 2015.

The Bank has applied these requirements in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements. See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018. Adoption of IFRS 9 added Ps.3,238 million to our allowance for impairment losses on January 1, 2018.

See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K for more detail on the allowance for impairment losses.

The implementation of IFRS 9 contributed Ps.3,270 million of the increase in the allowance for impairment losses from December 31, 2017 to June 30, 2018.

(14)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2014, 2015, 2016 and 2017 and June 30, 2017 and 2018, we had a total amount of liquid assets of Ps.211,751 million, Ps.342,408 million, Ps.308,177 million, Ps.281,690 million, Ps.292,134 million and Ps.313,881 million, respectively. For the years ended December 31, 2014, 2015, 2016 and 2017 and the six months ended June 30, 2017 and 2018, the average amounts outstanding were Ps.203,061 million, Ps.291,828 million, Ps.315,660 million, Ps.343,395 million, Ps.346,565 million and Ps.294,943 million, respectively.

As of December 31, 2014, liquid assets were composed of the following: 24.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 31.6% debt instruments issued by the Mexican Government; and 43.9% debt instruments issued by the Mexican Central Bank.

As of December 31, 2015, liquid assets were composed of the following: 17.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 35.2% debt instruments issued by the Mexican Government; and 47.4% debt instruments issued by the Mexican Central Bank.

As of December 31, 2016, liquid assets were composed of the following: 25.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 41.7% debt instruments issued by the Mexican Government; and 32.8% debt instruments issued by the Mexican Central Bank.

As of December 31, 2017, liquid assets were composed of the following: 20.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 51.2% debt instruments issued by the Mexican Government; and 28.3% debt instruments issued by the Mexican Central Bank.

As of June 30, 2017, liquid assets were composed of the following: 16.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 57.9% debt instruments issued by the Mexican Government; and 25.8% debt instruments issued by the Mexican Central Bank.

As of June 30, 2018, liquid assets were composed of the following: 30.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 46.8% debt instruments issued by the Mexican Government; and 22.4% debt instruments issued by the Mexican Central Bank.

(15)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 3. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

(16)	For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2014, 2015, 2016 and 2017 and June 30, 2017 and 2018, our deposits and repurchase agreements amounted to Ps.598,721 million, Ps.743,632 million, Ps.795,852 million, Ps.795,440 million, Ps.853,082 million and Ps.835,779 million, respectively, and our marketable debt securities amounted to Ps.59,077 million, Ps.87,449 million, Ps.90,003 million, Ps.96,296 million, Ps.78,749

7

million and Ps.100,842 million, respectively. For December 31, 2014, 2015, 2016 and 2017 and June 30, 2017 and 2018, our subordinated liabilities amounted to Ps.19,446 million, Ps.22,788 million, Ps.37,576 million and Ps.35,885 million, Ps.32,933 million and Ps.35,914 million, respectively.

(17)	Includes branches (including branches with Select service), SME’s offices, SME’s branches, cash desks (ventanillas—including cash desk with Select service), Santander Select offices (including Centros Select, Espacios Select, box offices and corner Select) and Santander Select units (módulos).

(18)	As of January 1, 2018, all employees of our subdidiarires are employed by us. Prior to 2018, certain of our subsidiaries’ employees were employed by the Former Holding Company and not directly by us.

Exchange Rates

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

External macroeconomic factors, such as the normalization of U.S. monetary policy and the volatility in the global financial markets generated by the results of the 2016 U.S. presidential election, negatively affected the year-end 2016 exchange rate, resulting in a 19.54% depreciation of the peso against the U.S. dollar, from Ps.17.25 as of December 31, 2015 to Ps.20.62 as of December 31, 2016. The peso recovered in 2017, appreciating 4.6% to Ps.19.66 as of December 31, 2017. During the first six months of 2018, the peso depreciated 0.14% to Ps.19.69 as of June 30, 2018.

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Federal Official Gazette as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. The rates shown below are in nominal pesos and have not been restated in constant currency units. No representation is made that the peso amounts referred to in this report on Form 6-K could have been or could be converted into U.S. dollars at any particular rate or at all. As of June 30, 2018, the exchange rate for U.S. dollars was Ps.19.69 per U.S. dollar.

Year	Low		High	Average(1)	Period End
2013	Ps.	11.98	13.44	12.87	13.08
2014		12.85	14.79	13.30	14.74
2015		14.56	17.38	15.88	17.25
2016		17.18	21.05	18.69	20.62
2017		17.49	21.91	18.91	19.66

(1)	Average end-of-month exchange rates for 2013, 2014, 2015, 2016 and 2017, respectively.

Month	Low	High	Average(1)	Period End
March 2018	18.27	18.89	18.63	18.27
April 2018	17.98	19.05	18.39	18.79
May 2018	19.09	19.98	19.59	19.98
June 2018	19.69	20.72	20.30	19.69
July 2018	18.54	20.15	19.01	18.65
August 2018	18.45	19.23	18.86	19.18
September 2018 (through September 10)	19.21	19.44	19.32	19.30

(1)	Average daily exchange rates for March, April, May, June, July, August and September (through September 10) 2018.

Unless otherwise indicated, results for the year ended December 31, 2017 and for the six months ended June 30, 2018 have been translated into U.S. dollars at an exchange rate of Ps.19.69 to U.S.$1.00, the rate calculated on June 29, 2018 (the last business day in June) and published on July 2, 2018 in the Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

The Mexican economy has suffered balance-of-payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government, for more than ten years, has not restricted the ability of both Mexican and

8

foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

ITEM 2. SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and is derived from, and should be read in conjunction with our audited financial statements included in the 2017 Form 20-F, with our unaudited condensed consolidated financial statements and related notes contained elsewhere herein and with the information under “Item 3. Operating and Financial Review and Prospects” included elsewhere in this report on Form 6-K.

Average balance sheet data has been calculated based upon the sum of daily average for each month during the applicable period. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated basis. We believe that the average data set forth herein accurately reflect in all material aspects our financial condition and results of operations at the date and for the periods specified.

Average Balance Sheet and Interest Rates

The following tables show our average balance sheet and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread,” we have stated average balances on a gross basis, before netting our allowance for impairment losses, except for the total average asset figures, which include such netting. All average data have been calculated using daily averages.

9

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for six months ended June 30,
	2017			2018
	Average balance(2)	Interest	Average nominal rate(3)	Average balance(2)	Interest	Average nominal rate(3)
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	31,045	997	6.42%	31,036	1,161	7.48%
Total	31,045	997	6.42%	31,036	1,161	7.48%
Loans and advances to credit institutions
Pesos	68,738	2,148	6.25%	97,993	3,671	7.49%
Foreign currency(1)	71,537	316	0.88%	59,081	444	1.50%
Total	140,275	2,464	3.51%	157,074	4,115	5.24%
Loans and advances to customers—excluding credit cards
Pesos	454,520	26,491	11.66%	509,151	30,856	12.12%
Foreign currency(1)	79,346	1,417	3.57%	73,951	1,471	3.98%
Total	533,866	27,908	10.46%	583,102	32,327	11.09%
Loans and advances to customers—credit cards
Pesos	51,060	6,457	25.29%	54,076	7,044	26.05%
Total	51,060	6,457	25.29%	54,076	7,044	26.05%
Debt instruments
Pesos	234,094	7,371	6.30%	194,206	6,432	6.62%
Foreign currency(1)	50,010	1,080	4.32%	70,894	1,535	4.33%
Total	284,104	8,451	5.95%	265,100	7,967	6.01%
Income from hedging operations
Pesos		855	0.00%		1,290	0.00%
Foreign currency(1)		—	0.00%		—	0.00%
Total		855	0.00%		1,290	0.00%
Other interest-earning assets
Pesos		53	0.00%		6	0.00%
Foreign currency(1)		24	0.00%		37	0.00%
Total		77	0.00%		43	0.00%
Total interest-earning assets
Pesos	839,457	44,372	10.57%	886,462	50,460	11.38%
Foreign currency(1)	200,893	2,837	2.82%	203,926	3,487	3.42%
Total	1,040,350	47,209	9.08%	1,090,388	53,947	9.90%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)	Average nominal rate is annualized by dividing the average nominal rate by 180 and multiplying by 360.

10

	IFRS for six months ended June 30,
	2017			2018
	Average balance(2)	Interest	Average nominal rate(3)	Average balance(2)	Interest	Average nominal rate(3)
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	23,246			19,125
Foreign currency(1)	1,669			4,223
Total	24,915			23,348
Allowance for impairment losses
Pesos	(15,883)			(17,665)
Foreign currency(1)	(1,372)			(1,876)
Total	(17,255)			(19,541)
Tangible assets
Pesos	9,564			11,002
Total	9,564			11,002
Intangible assets
Pesos	2,045			2,572
Total	2,045			2,572
Other non-interest-earning assets
Pesos	82,522			133,610
Foreign currency(1)	2,527			15,258
Total	85,049			148,868
Total non-interest-earning assets
Pesos	101,494			148,644
Foreign currency(1)	2,824			17,605
Total	104,318			166,249
Total average assets
Pesos	940,951	44,372	9.43%	1,035,106	50,460	9.75%
Foreign currency(1)	203,717	2,837	2.79%	221,531	3,487	3.15%
Total	1,144,668	47,209	8.25%	1,256,637	53,947	8.59%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)	Average nominal rate is annualized by dividing the average nominal rate by 180 and multiplying by 360.

11

	IFRS for six months ended June 30,
	2017			2018
	Average balance(2)	Interest	Average nominal rate(3)	Average balance(2)	Interest	Average nominal rate(3
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	108,137	3,602	6.66%	68,598	2,656	7.74%
Foreign currency(1)	25,398	183	1.44%	7,110	50	1.41%
Total	133,535	3,785	5.67%	75,708	2,706	7.15%
Customer deposits— Demand accounts
Pesos	294,091	3,810	2.59%	324,619	4,953	3.05%
Foreign currency(1)	62,879	25	0.08%	51,449	5	0.02%
Total	356,970	3,835	2.15%	376,068	4,958	2.64%
Customer deposits—Savings accounts
Pesos	10			10
Total	10			10
Customer deposits— Time deposits
Pesos	154,679	4,417	5.71%	193,498	6,603	6.82%
Foreign currency(1)	51,612	176	0.68%	56,772	396	1.40%
Total	206,291	4,593	4.45%	250,270	6,999	5.59%
Customer deposits— Repurchase agreements
Pesos	93,651	2,837	6.06%	87,832	3,251	7.40%
Total	93,651	2,837	6.06%	87,832	3,251	7.40%
Subordinated debentures
Foreign currency(1)	25,094	766	6.11%	24,632	790	6.41%
Total	25,094	766	6.11%	24,632	790	6.41%
Marketable debt securities and other financial liabilities
Pesos	39,417	1,318	6.69%	37,705	1,489	7.90%
Foreign currency(1)	19,668	432	4.39%	24,038	468	3.89%
Total	59,085	1,750	5.92%	61,743	1,957	6.34%
Other liabilities
Pesos	70,413	2,235	6.35%	87,540	3,270	7.47%
Foreign currency(1)	0	0	0.00%	0	0	0.00%
Total	70,413	2,235	6.35%	87,540	3,270	7.47%

Expense from hedging operation
Pesos		37			41
Foreign currency(1)
Total	0	37		0	41
Other interest expense
Pesos		166			179
Foreign currency(1)		0			0
Total	0	166		0	179
Total interest-bearing liabilities
Pesos	760,398	18,422	4.85%	799,802	22,442	5.61%
Foreign currency(1)	184,651	1,582	1.71%	164,001	1,709	2.08%
Total	945,049	20,004	4.23%	963,803	24,151	5.01%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)	Average nominal rate is annualized by dividing the average nominal rate by 180 and multiplying by 360.

12

	IFRS for six months ended June 30,
	2017			2018
	Average balance(2)	Interest	Average nominal rate(3)	Average balance(2)	Interest	Average nominal rate(3)
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	20,140			23,035
Foreign currency(1)	22			54
Total	20,162			23,089
Other liabilities—non-interest-bearing
Pesos	58,877			95,203
Foreign currency(1)	13,404			58,262
Total	72,281			153,465
Total equity
Pesos	107,176			116,280
Total	107,176			116,280
Total non-interest-bearing liabilities and equity
Pesos	186,193			234,518
Foreign currency(1)	13,426			58,316
Total	199,619			292,834
Total liabilities and equity
Pesos	946,591	18,422	3.89%	1,034,320	22,442	4.34%
Foreign currency(1)	198,077	1,582	1.60%	222,317	1,709	1.54%
Total	1,144,668	20,004	3.50%	1,256,637	24,151	3.84%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Average balances within the above table are computed based on the daily balances according to Mexican Banking GAAP, including IFRS adjustments at the end of the month, divided by the total number of days in the period.

(3)	Average nominal rate is annualized by dividing the average nominal rate by 180 and multiplying by 360.

13

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 and changes for the six months ended June 30, 2018 compared to the six months ended June 30, 2017. We have calculated volume variances based on movements in average balances over the period and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the six months ended June 30, 2017 and 2018
	Volume	Rate	Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	(1)	165	164
Total	(1)	165	164
Loans and advances to credit institutions
Pesos	2,192	(669)	1,523
Foreign currency(1)	(187)	315	128
Total	2,005	(354)	1,651
Loans and advances to customers—excluding credit cards
Pesos	6,622	(2,257)	4,365
Foreign currency(1)	(215)	269	54
Total	6,407	(1,988)	4,419
Loans and advances to customers—credit cards
Pesos	786	(199)	587
Total	786	(199)	587
Debt instruments
Pesos	(2,642)	1,703	(939)
Foreign currency(1)	904	(449)	455
Total	(1,738)	1,254	(484)
Income from hedging operations
Pesos	0	435	435
Foreign currency(1)	0	0	0
Total	0	435	435
Other interest-earning assets
Pesos	0	(47)	(47)
Foreign currency(1)	0	13	13
Total	0	(34)	(34)
Total interest-earning assets
Pesos	6,956	(868)	6,088
Foreign currency(1)	503	147	650
Total	7,459	(721)	6,738

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

14

	IFRS for the six months ended June 30, 2017 and 2018
	Volume	Rate	Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	(3,062)	2,116	(946)
Foreign currency(1)	(257)	124	(133)
Total	(3,319)	2,240	(1,079)
Customer deposits—Demand accounts
Pesos	932	211	1,143
Foreign currency(1)	(2)	(18)	(20)
Total	929	194	1,123
Customer deposits—Savings accounts
Pesos	—	—	—
Foreign currency(1)	—	—	—
Total	—	—	—
Customer deposits—Time deposits
Pesos	2,649	(463)	2,186
Foreign currency(1)	72	148	220
Total	2,721	(315)	2,406
Customer deposits—Repurchase agreements
Pesos	(431)	845	414
Foreign currency(1)	—	—	—
Total	(431)	845	414
Subordinated debentures
Foreign currency(1)	(30)	54	24
Total	(30)	54	24
Marketable debt securities and other financial liabilities
Pesos	(135)	306	171
Foreign currency(1)	170	(134)	36
Total	35	172	207
Other liabilities
Pesos	1,280	(245)	1,035
Foreign currency(1)	—	—	—
Total	1,280	(245)	1,035
Expense from hedging operations
Pesos	—	4	4
Foreign currency(1)	—	—	—
Total	—	4	4
Other interest expense
Pesos	—	13	13
Foreign currency(1)	—	—	—
Total	—	13	13
Total interest-bearing liabilities
Pesos	1,233	2,787	4,020
Foreign currency(1)	(47)	174	127
Total	1,186	2,961	4,147

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

15

	IFRS
	Six months ended June 30,
	2017	2018
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	839,457	886,462
Foreign currency(1)	200,893	203,926
Total	1,040,350	1,090,388
Net interest income
Pesos	25,950	28,018
Foreign currency(1)	1,255	1,778
Total	27,205	29,796
Gross yield(2)
Pesos	10.57%	11.38%
Foreign currency(1)	2.82%	3.42%
Total	9.08%	9.90%
Net yield(3)
Pesos	6.18%	6.32%
Foreign currency(1)	1.25%	1.74%
Total	5.23%	5.47%
Yield spread(4)
Pesos	5.72%	5.77%
Foreign currency(1)	1.11%	1.34%
Total	4.85%	4.89%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return-on-average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	Six months ended June 30,
	2017	2018
	(Percentages)
Return-on-average Equity and Assets
ROAA: Return-on-average total assets	1.63%	1.57%
ROAE: Return-on-average equity	17.38%	16.97%
Dividend pay-out ratio(1)	22.73%	21.68%
Average equity as a percentage of average total assets	9.36%	9.25%

(1)	On May 30, 2017, we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017, we paid a dividend of Ps.4,676 million, equal to Ps.0.0578 per share. On June 29, 2018, we paid a dividend of Ps.4,279 million, equal to Ps.0.6314 per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	Six months ended June 30,
	2017	2018
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	2.98%	2.85%
Loans and advances to credit institutions	13.48%	14.41%

16

	IFRS
	Six months ended June 30,
	2017	2018
	(Percentages)
Loans and advances to customers–excluding credit cards	51.32%	53.48%
Loans and advances to customers–credit cards	4.91%	4.96%
Debt instruments	27.31%	24.30%
Total interest-earning assets	100.00%	100.00%

Investment Securities

At December 31, 2017 and June 30, 2018, the book value of our investment securities was Ps.326.8 billion and Ps.290.4 billion, respectively (representing 24.6% and 20.8%, respectively, of our total assets). Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.224.0 billion, or 68.5%, of our investment securities at December 31, 2017 and Ps.217.2 billion, or 74.8%, of our investment securities at June 30, 2018. For a discussion of how we value our investment securities, see Note 2.d to our audited financial statements included in the 2017 Form 20-F.

As of December 31, 2017 and June 30, 2018, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 125.0% and 122.0%, of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 69.1% and 58.4% of our total equity, respectively.

The following table shows the book value of our investment securities by type of counterparty at each of the dates indicated.

	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos)		(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	144,251	146,759
Debt instruments issued by the Mexican Central Bank		79,752	70,442
Foreign government debt securities		89,585	59,017
Debt instruments issued by private sector		9,864	9,489
Total debt instruments		323,452	285,707
Total equity securities		3,357	4,690
Total investment securities	Ps.	326,809	290,397

The following table analyzes the expected maturities of our debt investment securities (before impairment allowance) and the weighted average yield at June 30, 2018.

17

	Maturity as of June 30, 2018
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	15,974	7.37%	Ps.	84,426	6.05%	Ps.	30,543	8.13%	Ps.	15,816	6.22%	Ps.	146,759
Debt instruments issued by the Mexican Central Bank		13,827	7.68%		48,488	7.70%		8,127	7.69%		—	0.00%		70,442
Foreign government debt securities		42,876	2.61%		16,141	8.94%		—	0.00%		—	0.00%		59,017
Debt instruments issued by the private sector		3,642	8.04%		5,221	7.84%		626	6.70%		—	0.00%		9,489
Total debt instruments	Ps.	76,319	6.43%	Ps.	154,276	7.63%	Ps.	39,296	5.63%	Ps.	15,816	6.22%	Ps.	285,707

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos)		(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	71	61
Call money transactions granted		—	6,427
Reverse repurchase agreements		46,087	93,606
Guarantee deposits—collateral delivered		34,542	22,613
Other demand accounts		5,940	7,585
Reciprocal accounts		18,569	12,962
Total	Ps.	105,209	143,254

Loan Portfolio

At December 31, 2017 and June 30, 2018 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.626,349 million and Ps.663,507 million, respectively, representing 47.1% and 47.4%, of our total assets at such dates, respectively. Loans and advances to customers, net of allowance for impairment losses equaled Ps.609,420 million and 643,356 million at December 31, 2017 and at June 30, 2018, respectively, representing 45.9% and 46.0% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.136,649 million and Ps.139,542 million at December 31, 2017 and June 30, 2018, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios. See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Types of Loans by Type of Customer

The following tables analyze our loans and advances to customers (excluding reverse repurchase agreements), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group, and as managed and monitored by our board of directors through the Comprehensive Risk Management Committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Credit Risk” in the 2017 Form 20-F for details on our credit approval policies.

18

	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos)		(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	49,294	56,256
Commercial, financial and industrial		335,105	358,490
Mortgage		134,196	138,881
Installment loans to individuals		107,754	109,880
Revolving consumer credit card loans		54,372	55,037
Non-revolving consumer loans		53,382	54,843
Total loans and advances to customers		626,349	663,507
Allowance for impairment losses(1)		(16,929)	(20,151)
Loans net of allowance for impairment losses	Ps.	609,420	643,356

(1)	The implementation of IFRS 9 contributed Ps.3,270 million of the increase in the allowance for impairment losses from December 31, 2017 to June 30, 2018.

The following table shows the percentage of our non-performing loans as a percentage of our total loans by type of customer, as of the dates indicated.

	IFRS
	As of December 31,	As of June 30,
	2017	2018
	(Percentages)	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer(1)
Public sector	0.0%	0.0%
Commercial, financial and industrial	1.8%	1.8%
Mortgage	5.5%	5.9%
Installment loans to individuals	4.4%	3.4%
Revolving consumer credit card loans	4.3%	3.3%
Non-revolving consumer loans	4.5%	3.5%
Total	2.9%	2.8%

(1)	Notwithstanding the adoption of IFRS 9 as of January 1, 2018, the Bank continues to apply the same criteria to classify impaired loans and advances as applied as of December 31, 2017.

Non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K and Note 2.g to our audited financial statements included in the 2017 Form 20-F for more details on the classification of impaired loans.

See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of June 30, 2018.

	IFRS as of June 30, 2018
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	14,111	5.43%	Ps.	20,166	8.36%	Ps.	21,979	17.57%	Ps.	56,256	8.98%
Commercial, financial and industrial		216,055	83.07%		124,886	51.79%		17,549	14.03%		358,490	57.23%
Mortgages		18,463	7.10%		40,496	16.79%		79,922	63.88%		138,881	22.17%
Installment loans to individuals		40,789	15.67%		55,697	23.10%		13,394	10.70%		109,880	17.55%

19

	IFRS as of June 30, 2018
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Revolving consumer credit card loans		13,758	5.29%		27,901	11.57%		13,378	10.69%		55,037	8.79%
Non-revolving consumer loans		27,031	10.38%		27,796	11.53%		16	0.01%		54,843	8.76%
Total loans		289,418	111.27%		241,245	100.04%		132,844	106.18%		663,507	105.93%
Allowance for impairment losses											(20,151)
Loans net of allowance for impairment losses	Ps.	289,418		Ps.	241,245		Ps.	132,844		Ps.	643,356

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans as of December 31, 2017 and June 30, 2018.

	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos)		(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	239,912	238,844
Floating interest rate		386,437	424,663
Total	Ps.	626,349	663,507

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was received for such loans in the periods presented. In general, the total interest that we received on our restructured loans during the six months ended June 30, 2017 and 2018 was greater than the amount of non-accrued interest based on the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	Six months ended June 30,
	2017	2018
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	617	695
Restructured loans(1)	217	112
Interest received:
Non-accrual loans(1)	162	180
Restructured loans(1)	219	113

(1)	These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above include non-performing loans that have been renegotiated. However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. See Note 12.e to our audited financial statements included in the 2017 Form 20-F for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

20

	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos)
Commercial	Ps.	4,197	Ps.	3,421
Consumer		587		571
Mortgage		1,046		854
Credit card		1,162		1,091
Total	Ps.	6,992	Ps.	5,937

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries. For further discussion of movements in the allowance for impairment losses, see “Item 3. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2018—Impairment Losses on Financial Assets (Net).”

Prior to January 1, 2018, we measured the allowance for impairment losses in accordance with the IAS 39 incurred loss model. As of January 1, 2018, we adopted IFRS 9 and measure the allowance for impairment losses in accordance with the IFRS 9 expected loss model. We applied IFRS 9 in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements, and as a result, changes in impairment of financial assets in the six months ended June 30, 2017 remain calculated in accordance with IAS 39. See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies for impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

	IFRS
	Six months ended June 30,
	2017	2018
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of the period	17,883	16,929

Adjustments to Allowance for impairment losses from adoption of IFRS 9 as of January 1, 2018(1)	—	3,270
Impairment losses on loans and receivables(2)	10,922	9,644
Others	(176)	(11)
Charge-offs against allowance for impairment losses	(10,537)	(9,681)
Allowance for impairment losses at end of the period	18,092	20,151

(1)	See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K for more detail on the allowance for impairment losses.

(2)	The amount of impairment losses on financial assets—Loans and receivables presented in the consolidated income statement is net of recoveries of loans previously charged-off and expenses paid to recovery agencies for an amount of Ps.1,057 million and Ps.1,159 million in the six months ended June 30, 2017 and 2018, respectively, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

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	IFRS
	Six months ended June 30,
	2017	2018
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	(667)	(695)
Mortgage	(178)	(279)
Installment loans to individuals	(633)	(643)
Revolving consumer credit card loans	(413)	(418)
Non-revolving consumer loans	(220)	(225)
Expenses paid to recovery agencies	421	458
Total recoveries of loans previously charged off	(1,057)	(1,159)

	IFRS
	Six months ended June 30,
	2017	2018
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	3,528	3,124
Mortgage	891	558
Installment loans to individuals	6,503	5,962
Revolving consumer credit card loans	3,797	3,342
Non-revolving consumer loans	2,706	2,620
Total impairment losses on loans and receivables(1)	10,922	9,644

(1)	The amount of impairment losses on financial assets—Loans and receivables net of recoveries of loans previously charged-off and expenses paid to recovery agencies for an amount of Ps.1,057 million and Ps.1,159 million for the six months ended June 30, 2017 and 2018, respectively, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

	IFRS
	Six months ended June 30,
	2017	2018
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses
Commercial, financial and industrial	3,055	2,864
Mortgage	1,245	373
Installment loans to individuals	6,237	6,444
Revolving consumer credit card loans	3,564	3,624
Non-revolving consumer loans	2,673	2,820
Total charge-offs against allowance for impairment losses	10,537	9,681

The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	As of December 31,			As of June 30,
	2017		% of total allowance	2018	% of total allowance
	(Millions of pesos, except percentages)			(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	5,588	33.01%	7,585	37.64%
Mortgage		1,990	11.76%	2,848	14.13%

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	IFRS
	As of December 31,			As of June 30,
	2017		% of total allowance	2018	% of total allowance
	(Millions of pesos, except percentages)			(Millions of pesos, except percentages)
Installment loans to individuals		9,351	55.23%	9,718	48.23%
Revolving consumer credit card loans		5,259	31.06%	4,945	24.54%
Non-revolving consumer loans		4,092	24.17%	4,773	23.69%
Total	Ps.	16,929	100.00%	20,151	100.00%

Impaired Loans

The following tables show our impaired loans.

	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos, except percentages)		(Millions of pesos, except percentages)
Impaired Loans(1)
Non-performing loans	Ps.	18,132	18,250
Non-performing loans as a percentage of total loans		2.89%	2.75%
Loan charge-offs as a percentage of average total loans		3.63%	1.52%

(1)	We applied IFRS 9 in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements, and as a result, changes in impaired loans and advances in the six months ended June 30, 2017 remain calculated in accordance with IAS 39.

Non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K and Note 2.g to our audited financial statements included in the 2017 Form 20-F for more details on the classification of impaired loans.

See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	Six months ended June 30,
	2017	2018
	(Millions of pesos)
Movement of impaired loans(1)
Beginning balance	17,595	18,132
Additions	15,524	16,892
Transfers to performing loans	(6,289)	(7,093)
Charge-offs	(10,537)	(9,681)
Balance at period end	16,293	18,250

(1)	We applied IFRS 9 in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements, and as a result, changes in impaired loans and advances in the six months ended June 30, 2017 remain calculated in accordance with IAS 39.

Non-performing loans included (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits included (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K and Note 2.g to our audited financial statements included in the 2017 Form 20-F for more details on the classification of impaired loans.

See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

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Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	705,160	Ps.	749,214
Non-performing loans(2)		18,132		18,250
Commercial, financial and industrial		6,007		6,393
Mortgage		7,362		8,156
Installment loans to individuals		4,763		3,701
Revolving consumer credit card loans		2,335		1,789
Non-revolving consumer loans		2,428		1,912
Allowance for impairment losses		16,929		20,151
Ratios
Non-performing loans to computable credit risk(1)		2.57%		2.44%
Coverage ratio(3)		93.37%		110.42%
Loan charge-off coverage ratio (4)		3.08%		2.58%

(1)	Computable credit risk as of December 31, 2017 and June 30, 2018 is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.626,349 million and Ps.663,507, respectively, and guarantees and documentary credits amounting to 78,811 million and Ps.85,707 million, respectively. When guarantees or documentary credits are contracted, we record as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	We applied IFRS 9 in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements, and as a result, changes in impaired loans and advances in the six months ended June 30, 2017 remain calculated in accordance with IAS 39.

Non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K and Note 2.g to our audited financial statements included in the 2017 Form 20-F for more details on the classification of impaired loans.

The implementation of IFRS 9 contributed Ps.3,270 million of the increase in the allowance for impairment losses from December 31, 2017 to June 30, 2018.

See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

(3)	Allowance for impairment losses as a percentage of non-performing loans.

(4)	Loan charge-offs as percentage of computable credit risk.

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos)		(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	16,004		30,972
Repurchase agreements		28,359		28,257
Time deposits		4,506		4,996
Other accounts		55,848		52,807
Accrued interest		157		155
Total deposits from Mexican Central Bank and credit institutions	Ps.	104,874	Ps.	117,187
Customer deposits

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	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos)		(Millions of pesos)
Current accounts		422,028		451,420
Savings accounts		—		—
Other deposits		26,230		26,361
Time deposits		159,464		173,728
Repurchase agreements		81,790		65,824
Accrued interest		1,054		1,259
Total customer deposits	Ps.	690,566	Ps.	718,592
Total deposits	Ps.	795,440	Ps.	835,779

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	Six months ended June 30,
	2017		2018
	Amount	Average rate	Amount	Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At end of period	75,293	6.80%	94,081	7.52%
Average during period	167,669	6.30%	125,490	7.40%
Maximum month-end balance	199,054	6.80%	145,292	7.52%
Short positions:
At end of period(1)	19,259	7.06%	87,017	7.52%
Average during period	21,701	6.78%	88,143	7.40%
Maximum month-end balance	28,137	7.06%	98,730	7.52%
Total short-term borrowings at period end	94,552	6.93%	181,098	7.52%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 9.b of our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

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ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Principal Factors Affecting Our Financial Condition and Results of Operations

All of our operations are located in Mexico. Consequently, our results of operations and our financial condition are strongly affected by the general economic environment and political conditions and regulations in Mexico and the applicable regulations.

Economic Environment

In 2017, annual Mexican gross domestic product (GDP) grew at a rate of 2.1%, supported by resilient domestic consumption and a strengthening of external demand. During this period, the peso appreciated 4.6% against the U.S. dollar, as the depreciation that followed the presidential election in the United States was reversed. Inflation reached 6.8%, due to the delayed effect of exchange rate depreciation and a hike in domestic fuel prices at the start of the year. Monetary policy responded promptly, with a 150 basis points increase in the target rate.

In the first half of 2018, economic activity continued to be supported by strong external demand, linked to manufacturing activity in the U.S. and resilient domestic consumption in Mexico, while private investment showed signs of recovery, resulting in an annual GDP growth rate of 2.0% for the first half of the year. During the first half of 2018, inflation decreased from 6.8% to 4.65% and the peso depreciated 0.14% to Ps.19.69 as of June 30, 2018. Uncertainty about international trade prospects and the electoral process in Mexico continued to cause volatility in the local financial markets, but the initial reaction to the election results was favorable as evidenced by reductions in the peso/dollar disparity and in yields on government bonds across all maturities and credit default swaps, as well as by an increase in the stock market in the immediate aftermath of the election. The structural strength of the Mexican economy — with stable inflation expectations, a decreasing debt to GDP ratio, orderly external accounts, and a healthy banking sector — has allowed for more resilience in economic activity in spite of a complex external environment, with several negative shocks and sources of uncertainty, including uncertainty about the outcome of the renegotiation of NAFTA, the timing of he normalization of monetary policy in the U.S. and its effects on global financial markets, and rising international trade disputes.

Effects of Changes in Interest Rates

Interest rates are sensitive to many factors beyond our control such as, among others, the then prevailing financial, economic and political conditions in Mexico and abroad, the monetary policy of the Mexican Central Bank and the fiscal policy of the Mexican federal government, increased regulation of the financial sector and the level of competition among financial services providers.

Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin. This is reflected in the current levels of net interest margin (NIM) consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. For further detail, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books)” in the 2017 Form 20-F.

Critical Accounting Policies

For more information, please see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2017 Form 20-F and notes 1.c and 2 of our unaudited condensed consolidated financial statements.

Application of New and Revised IFRS

In 2018, we applied the new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2018. These new standards have had a material impact on the amounts recognized and on the disclosures in our unaudited condensed consolidated financial statements. See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K for more detail regarding the adoption of IFRS 9. We have applied the IFRS 9 requirements retrospectively, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements. See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial

26

statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies for impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

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A.       Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements as of June 30, 2017 and 2018 and for the six month periods ended June 30, 2017 and 2018, and the notes thereto, included elsewhere in this report on Form 6-K, our audited financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017, and the notes thereto, included in the 2017 Form 20-F, as well as the information presented under “Presentation of Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements because of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in the 2017 Form 20-F.

Results of Operations for the Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2018

The following table presents our consolidated results of operations for the six months ended June 30, 2017 and 2018.

	Six months ended June 30,			Variation
	2017	2018	2018	2017/2018
	(Millions of pesos)		(Millions of U.S. dollars)(1)	(% Change)
Interest income and similar income	47,209	47,370	2,406	0.34%
Interest income from financial assets at fair value through profit or loss	—	6,577	334	100.00%
Interest expenses and similar charges	(20,004)	(24,151)	(1,226)	20.73%
Net Interest Income	27,205	29,796	1,514	9.52%
Dividend income	147	142	7	(3.40)%
Fee and commission income (net)	7,400	7,919	402	7.01%
Gains/(losses) on financial assets and liabilities (net)	1,964	922	47	(53.05)%
Exchange differences (net)	9	—	—	(100.00)%
Other operating income	267	330	17	23.60%
Other operating expenses	(1,721)	(2,243)	(114)	30.33%
Total Income	35,271	36,866	1,873	4.52%
Administrative expenses	(12,193)	(13,783)	(700)	13.04%
Personnel expenses	(5,996)	(6,832)	(347)	13.94%
Other general administrative expenses	(6,197)	(6,951)	(353)	12.17%
Depreciation and amortization	(1,218)	(1,447)	(73)	18.80%
Impairment losses on financial assets (net)	(9,865)	(8,488)	(431)	(13.96)%
Financial assets at fair value through other comprehensive income	—	(3)	—	100%
Loans and receivables	(9,865)	(8,485)	(431)	(13.99)%
Impairment losses on other assets (net):	(26)	—	—	(100.00)%
Other intangible assets	—	—	—	—
Non-current assets held for sale	(26)	—	—	(100.00)%
Provisions (net)(2)	(118)	(358)	(18)	203.39%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	2	3	—	50.00%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	57	9	—	(84.21)%
Operating Profit Before Tax	11,910	12,802	651	7.49%
Income tax	(2,595)	(2,935)	(150)	13.10%
Profit from Continuing Operations	9,315	9,867	501	5.93%
Profit from Discontinued Operations (net)	—	—	—	—
Profit for the Year	9,315	9,867	501	5.93%
Profit attributable to the Parent	9,315	9,867	501	5.93%
Profit attributable to non-controlling interests	—	—	—	—

(1)	Results for the six months ended June 30, 2018 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.19.69 per U.S.$1.00 as calculated on June 29, 2018 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2018 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These

28

translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Summary

Profit for the six months ended June 30, 2018 was Ps.9,867 million, a 5.9%, or Ps.552 million increase, from Ps.9,315 million for the six months ended June 30, 2017. This result reflects mainly:

•	a Ps.2,591 million, or 9.5%, increase in net interest income due primarily to higher interest income from the loan portfolio, which resulted from higher interest rates and loan growth, partially offset by an increase in higher interest paid on customers deposits;

•	a Ps.1,377 million, or 14.0%, decrease in impairment losses on loans and receivables (net), principally due to a combination of write-offs and provisions, a process that we refer to as clean-up, with respect to legacy positions relating to homebuilders, mortgages and some corporates in the last twelve months and a better performance in our loan portfolios despite the shift to higher margin segments (SMEs, mid-market companies, credit cards and consumer loans);

•	a Ps.519 million, or 7.0%, increase in income from fees and commissions (net) mainly resulting from increases in: (i) credit and debit card fees, (ii) capital markets and securities activities, (iii) insurance fees, (iv) collection and payment services and (v) service charges on deposits accounts; and

•	a Ps.1,042 million, or 53.1%, decrease in gains on financial assets and liabilities (net), mainly resulting from decreases in revenues from exchange rate products, equity securities and interest rate products.

These positive results were partially offset by:

•	a Ps.1,590 million, or 13.0%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in rents, administrative services, surveillance and cash courier services, taxes other than income tax, and maintenance;

•	a Ps.459 million, or 31.6%, increase in other expenses (net), mainly due to an increase in write-offs and bankruptcies, in particular as a result of higher provisions for various delinquent accounts and higher contributions to the IPAB, resulting from an increase in customer deposits;

•	a Ps.340 million, or 13.1%, increase in tax expense primarily due to the increase in pre-tax net income, as well as an increase in the effective tax rate for the six months ended June 30, 2018 to 22.93% from 21.79% in the six months ended June 30, 2017 as a result of lower inflation in the first half of 2018 as compared to the previous period, which led to a lower tax deduction for inflation;

•	a Ps.240 million, or 203.4%, increase in provisions (net) mainly due to an increase in provisions for legal and tax contingencies as a result of an increase in litigation with clients and lower requirements for provisions for other matters; and

•	a Ps.229 million, or 18.8%, increase in depreciation and amortization due to an increase in investments in technology, reflecting the execution of our investment plan.

Net Interest Income

Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.43,486 million, or 80.6% of our total interest and similar income in the six months ended June 30, 2018, with the remaining interest income of Ps.10,461 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income. Interest income and similar income increased by Ps.6,738 million, or 14.3%, in the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

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Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In the six months ended June 30, 2018, interest expense on customer deposits was Ps.15,208 million, representing 63.0% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.6,999 million, Ps.4,958 million and Ps.3,251 million, respectively, in the six months ended June 30, 2018, representing 29.0%, 20.5% and 13.5% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.2,706 million, representing 11.2% of our total interest expense in the six months ended June 30, 2018, while interest expense on subordinated debentures was Ps.790 million, representing 3.3% of our total interest expense in the six months ended June 30, 2018. Finally, interest expense on other liabilities, marketable debt securities and other financial liabilities, other interest expenses and expenses from hedging operations were Ps.3,270 million, Ps.1,957 million, Ps.179 million and Ps.41 million, respectively and represented 13.5%, 8.1%, 0.7% and 0.2%, of our total interest expenses in the six months ended June 30, 2018, respectively. Interest expenses and similar charges increased by Ps.4,147 million, or 20.7%, in the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

Our net interest income in the six months ended June 30, 2018 was Ps.29,796 million, a Ps.2,591 million, or 9.5%, increase from Ps.27,205 million in the six months ended June 30, 2017. This increase was mainly due to a higher average interest rate of 9.90% in the six months ended June 30, 2018 as compared to 9.08% in the six months ended June 30, 2017, combined with an increase of 4.8% in the balance of our average total interest-earning assets, partially offset by an expansion in our interest expenses, mainly due to higher interest paid on customer deposits, which in turn was due to our focus on offering innovative products and a client-centric approach for individuals and SMEs, while the high interest rate environment continued to fuel demand for low-risk term instruments.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in the six months ended June 30, 2017 and 2018.

	Six months ended June 30,				Variation
	2017		2018		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos)
Interest income and similar income(1)
Cash and balances with the Mexican Central Bank	Ps.	997	Ps.	1,161	Ps.	164	16.45%
Loans and advances to credit institutions		2,464		4,115		1,651	67.00%
Loans and advances to customers—excluding credit cards		27,908		32,327		4,419	15.83%
Loans and advances to customers—credit cards		6,457		7,044		587	9.09%
Debt instruments		8,451		7,967		(484)	(5.73)%
Income from hedging operations		855		1,290		435	50.88%
Other interest income		77		43		(34)	(44.16)%
Total	Ps.	47,209	Ps.	53,947	Ps.	6,738	14.27%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions		(3,785)		(2,706)		(1,079)	(28.51)%
Customer deposits—Demand accounts		(3,835)		(4,958)		1,123	29.28%
Customer deposits—Time deposits		(4,593)		(6,999)		2,406	52.38%
Customer deposits—Repurchase agreements		(2,837)		(3,251)		414	14.59%
Subordinated debentures		(766)		(790)		24	3.13%
Marketable debt securities and other financial liabilities		(1,750)		(1,957)		207	11.83%
Other liabilities		(2,235)		(3,270)		1,035	46.31%
Expenses from hedging operations		(37)		(41)		4	10.81%
Other interest expenses		(166)		(179)		13	7.83%
Total	Ps.	(20,004)	Ps.	(24,151)	Ps.	4,147	20.73%
Net interest income	Ps.	27,205	Ps.	29,796	Ps.	2,591	9.52%

(1)       Interest income and similar income includes “Interest income from financial assets at fair value through profit or loss” that are presented as a separate line of the consolidated results of operations for the six months ended June 30, 2018.

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The following table sets forth the components of our average loans and advances to customers for the six months ended June 30, 2017 and 2018.

	Six months ended June 30,				Variation
	2017		2018		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	358,120	Ps.	399,478	Ps.	41,358	11.55%
Mortgage		126,847		131,265		4,418	3.48%
Installment loans to individuals		99,959		106,435		6,476	6.48%
Revolving consumer credit card loans		51,061		54,076		3,015	5.90%
Non-revolving consumer loans		48,898		52,359		3,461	7.08%
Total	Ps.	584,926	Ps.	637,178	Ps.	52,252	8.93%

Average total interest-earning assets were Ps.1,090,388 million in the six months ended June 30, 2018, a 4.8% or Ps.50,038 million increase from Ps.1,040,350 million in the six months ended June 30, 2017. This growth was mainly due to: (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.49,236 million, or 9.2%, from Ps.533,866 million in the six months ended June 30, 2017 to Ps.583,102 million in the six months ended June 30, 2018, (ii) an increase in the average volume of loans and advances to credit institutions of Ps.16,799 million, or 12.0%, from Ps.140,275 million in the six months ended June 30, 2017 to Ps.157,074 million in the six months ended June 30, 2018, and (iii) an increase in the average volume of loans and advances to credit card customers of Ps.3,015 million, or 5.9%, from Ps.51,060 million in the six months ended June 30, 2017, to Ps.54,076 million in the six months ended June 30, 2018. These increases were partly offset by a decrease in the average balance of debt instruments of Ps.19,004 million, or 6.7%, from Ps.284,104 million in the six months ended June 30, 2017 to Ps.265,100 million in the six months ended June 30, 2018.

Interest income and similar income from total interest-earning assets increased by Ps.6,738 million, or 14.3%, from Ps.47,209 million in the six months ended June 30, 2017 to Ps.53,947 million in the six months ended June 30, 2018, due primarily to an expansion in the average interest rate, which increased 82 basis points from 9.08% in the six months ended June 30, 2017 to 9.90% in the six months ended June 30, 2018, driven by increasing market interest rates and a shift in asset mix towards higher-yielding products (SMEs, mid-market companies, credit cards and consumer loans). The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by a Ps.49,236 million or 9.2% increase in average volume for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 and an increase of 63 basis points in the average interest rate, which resulted from higher interest rates and our focus in high-margin segments and which was comprised of: (i) a Ps.41,357 million, or 11.5% increase in the average volume of our commercial, financial and industrial loans and an increase in the average interest rate of 102 basis points on these type of assets, (ii) a Ps.21,198 million, or 14.0%, increase in average middle-market loans and an increase in the average interest rate of 102 basis points, (iii) an Ps.8,063 million, or 27.9%, increase in the average volume of our loans and advances to credit institutions coupled with an increase in the average interest rate of 101 basis points, (iv) a Ps.6,163 million, or 5.8%, increase in the average volume of our loans to Global Corporate Banking clients with an increase in the average interest rate of 112 basis points, (v) an increase of Ps.4,418 million, or 3.5%, in the average volume of our mortgage loan portfolio with this slower loan growth partially attributable to the run-off of the ING and GE portfolios acquired in 2011 and 2013, respectively, (vi) an increase of Ps.4,394 million, or 6.5%, in the average volume of our SMEs loan portfolio coupled with an increase in the average interest rate of 94 basis points, and (vii) an increase of Ps.3,461 million, or 7.1%, in the average volume of our non-revolving consumer loan portfolio. We expect to see additional growth in the average volume of our mortgage loan portfolio in the second half of 2018 as the portion of the loan portfolio represented by the ING and GE portfolios decreases and as we continue to focus our efforts on origination and offering attractive pricing. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps.3,015 million increase in the average volume of the credit card loan portfolio and an increase in the average interest rate of 76 basis points. This strong growth in total loans, and in particular in high-margin loans, was due to our emphasis on profitability, supported by resilient domestic demand and commercial initiatives. In the second half of 2018, we expect to see a slight decrease in the rate of growth of our consumer loans and credit card outstandings as a result of the impact on demand of increasing interest rates and higher inflation.

We continue executing our transformation plan to support our goal of becoming our clients’ primary bank and Mexico’s market leader in sustainable, profitable growth. At the center of this strategy are the following priorities:

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commercial transformation of our distribution network, digitalization and attraction and loyalty of new customers, as well as the expansion of our product and service offerings. In the commercial segment, we continue to consolidate our leading positions in key markets, such as SMEs and middle-market companies. In Corporate and Investment Banking, our objective is to become one of the top three players in the market by improving the quality of our services as we execute our transformation plan. We also continue our efforts to attract new payroll accounts, leveraging our strong franchise in corporate and middle-market and the Santander Plus program. Finally, the increase in our revolving consumer credit card loan portfolio was mainly due to our strong focus on incentivizing use of our full suite of credit cards and attracting new clients outside of our existing customer pool, targeting the mid and high-income segments while maintaining origination standards through increased commercial activity, effective promotions and reward programs.

Average interest rates on interest-earning assets increased by 82 basis points, from 9.08% in the six months ended June 30, 2017 to 9.90% in the six months ended June 30, 2018, which was mainly due to: (i) a 173 basis points increase in the average interest rate on loans to credit institutions, (ii) a 76 basis points increase in the average interest rate on credit card loans from 25.29% in the six months ended June 30, 2017 to 26.05% in the six months ended June 30, 2018, supported by more frequent usage of our full suite of credit cards where we continue to see a change in mix in the composition of our credit card loan portfolio as more customers pay their outstanding balances in full and do not, as a result, contribute to interest income; and (iii) a 63 basis points increase in the average interest rate on loans and advances to customers excluding credit cards. Results for the six months ended June 30, 2018, continued to show the benefits of a higher interest rate environment as well as the results of our increased focus in the most profitable segments (SMEs, mid-market companies, credit cards and consumer loans).

Average volume of commercial, financial and industrial loans increased by Ps.41,358 million, from Ps.358,120 million in the six months ended June 30, 2017 to Ps.399,478 million in the six months ended June 30, 2018. This increase was mainly comprised of increases of (i) Ps.21,198 million in the average volume of loans to middle-market corporations, (ii) Ps.8,063 million in the average volume of loans to credit institutions, (iii) Ps.6,163 million in the average volume of loans to Global Corporate Banking clients, (iv) Ps.4,394 million increase in the average volume of loans to SMEs and (v) Ps.1,920 million in the average volume of the trading portfolio. The increase in SME average loan volume resulted from increased commercial activity together with more streamlined approval processes and tailored product offerings distributed through our specialized branches attended by specialized executives. In the last twelve months, we launched a campaign with one of the main retail stores in Mexico with the aim of attracting and engaging their suppliers and opened the first digital account for companies with the simplified corporate structure “SAS” created by the Ministry of Economy, becoming the first Mexican bank to do so. In addition, we continued developing effective commercial initiatives targeted to expand our SME client base towards larger SMEs as we take advantage of certain guarantees granted by Nacional Financiera, Sociedad Nacional de Credito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs. As of June 2018, approximately 45% of our SMEs loan portfolio had this guarantee. The increase in the average volume of loans to middle-market corporations resulted from our continued strong focus on client attraction and transactionality. Additionally, we continued promoting the agricultural and international businesses. Regarding the agricultural business, we have maintained strategic alliances with major brands in the segment that have allowed us to increase loan origination and attract new customers, while developing tailored products for each sector, considering their production cycles. In the international business, we have maintained a solid performance and a positive trend by advising companies in their foreign trade transactions and foreign direct investments. Finally, the increase in the average volume of loans to Mexican governmental institutions was mainly due to loans to the federal government, and certain states and financial entities where we seek to maintain reciprocity in transactional business and payroll, given that governmental institutions are one of the main sources of payroll accounts for the Bank.

As mentioned before, the combination of a higher interest rate environment, along with a stronger focus in the most profitable segments (SMEs, mid-market companies, credit cards and consumer loans) resulted in a 102 basis points increase in the average interest rate earned from loans to commercial, financial and industrial clients, from 8.66% in the six months ended June 30, 2017, to 9.68% in the six months ended June 30, 2018, and is broken down as follows: (i) average interest rate earned from loans to the Global Corporate Banking segment increased by 112 basis points from 6.05% in the six months ended June 30, 2017, to 7.18% in the six months ended June 30, 2018, (ii) average interest rate earned from loans to middle-market corporations increased by 102 basis points, from 8.46% in the six months ended June 30, 2017, to 9.48% in the six months ended June 30, 2018, (iii) average interest rate earned from loans to institutions increased by 101 basis points, from 7.91% in the six months ended June 30, 2017,

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to 8.92% in the six months ended June 30, 2018, and (iv) average interest rate earned from loans to SMEs increased by 94 basis points, from 13.88% in the six months ended June 30, 2017, to 14.82% in the six months ended June 30, 2018.

Interest income earned on our trading portfolio increased by Ps.98 million, from Ps.149 million in the six months ended June 30, 2017 to Ps.247 million in the six months ended June 30, 2018 due to the increase of Ps.1,920 million in the average balance of our trading portfolio, from Ps.4,545 million in the six months ended June 30, 2017 to Ps.6,465 million in the six months ended June 30, 2018, and an increase of 107 basis points in the average interest rate earned.

Interest income earned from debt instruments decreased by Ps.484 million, from Ps.8,451 million in the six months ended June 30, 2017 to Ps.7,967 million in the six months ended June 30, 2018, or 5.7%, mainly explained by the combined effect of: (i) a Ps.19,004 million, or 6.7%, decrease in the average balance of the portfolio, from Ps.284,104 million in the six months ended June 30, 2017 to Ps.265,100 million in the six months ended June 30, 2018, and (ii) a 6 basis points increase in the average interest rate earned.

Average total interest-bearing liabilities in the six months ended June 30, 2018 were Ps.963,803 million, a 2.0% or Ps.18,754 million increase from Ps.945,049 million in the six months ended June 30, 2017. Interest expenses and similar charges increased by Ps.4,147 million, or 20.7%, from Ps.20,004 million in the six months ended June 30, 2017 to Ps.24,151 million in the six months ended June 30, 2018. The principal drivers of this increase were: (i) an increase of Ps.2,406 million in interest expense on time deposits, due mainly to an increase in the average balance of Ps.43,979 million, (ii) an increase of Ps.1,123 million in interest expense on demand deposits, due primarily to an increase in the average balance of Ps.19,098 million, from Ps.356,970 million in the six months ended June 30, 2017 to Ps.376,068 million in the six months ended June 30, 2018, mainly as a result of our transformation plan to support the goal of becoming our clients’ primary bank and Mexico’s market leader in sustainable, profitable growth, as well as the expansion of our product and service offerings for Individuals and SMEs, (iii) an increase of Ps.1,035 million in interest expense on other liabilities, due primarily to an increase of 112 basis points in the average interest rate paid, from 6.35% in the six months ended June 30, 2017 to 7.47% in the six months ended June 30, 2018, (iv) an increase of Ps.414 million in interest expense on repurchase agreements, due primarily to an increase in the average interest rate of 134 basis points, (v) an increase of Ps.207 million in interest expense on marketable debt securities and other financial liabilities, due primarily to an increase in the average interest rate of 42 basis points from 5.92% in the six months ended June 30, 2017 to 6.34% in the six months ended June 30, 2018, and (vi) an increase of Ps.24 million in interest expense on subordinated debentures, from Ps.766 million in the six months ended June 30, 2017 to Ps.790 million in the six months ended June 30, 2018, due to an increase in the average interest rate of 31 basis points. These increases were partially offset by a decrease of Ps.1,079 million in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to a decrease of Ps.57,827 million in the average balance, from Ps.133,535 million in the six months ended June 30, 2017 to Ps.75,708 million in the six months ended June 30, 2018, which was offset by a 148 basis points increase in the average interest rate paid.

The positive effect of the increases in our average balance of, and interest income earned on, interest-earning assets was partially offset by an increase in the average balance of our interest-bearing liabilities and an increase in the average interest rate on interest-bearing liabilities in the six months ended June 30, 2018 compared to the six months ended June 30, 2017. The combined effect of an increase of 82 basis points in the average yield on our interest-earning assets together with an increase of 78 basis points in the cost of our interest-bearing liabilities resulted in an increase in the net interest spread of 4 basis points. Net interest income increased by Ps.2,591 million, due mainly to the increase in the average volume of interest-earning assets of Ps.50,038 million with an average interest rate of 9.90%, whereas interest-bearing liabilities increased by Ps.18,754 million with an average cost of 5.01%. The average cost of interest-bearing liabilities increased from 4.23% to 5.01%, mainly reflecting a higher interest rate environment, which resulted in higher interest paid on customer deposits and repurchase agreements, and which offset the shift in the deposit base mix towards demand deposits. In the second half of 2018, we expect to see a slight decrease in demand accounts at the Bank as well as throughout the banking system in Mexico as a result of the availability of products with higher profitability, such as time deposits, which have been growing at double digits. Increases in customer deposits continue to reflect our focus on offering innovative products and client-centric approach for individuals and SMEs. The interest rate paid on time deposits, which accounted for 29.0% of interest expense and similar charges, increased from 4.45% in the six months ended June 30, 2017 to 5.59% in the six months ended June 30, 2018, while the interest rate paid on demand deposits, which accounted for 20.5% of interest expense and similar charges, increased from 2.15% in the six months ended June 30, 2017 to 2.64% in the six months ended June 30, 2018. Additionally, the interest rate paid on customer deposits repurchase agreements, which

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accounted for 13.5% of interest expense and similar charges, increased from 6.06% in the six months ended June 30, 2017 to 7.40% in the six months ended June 30, 2018.

See Notes 12, 13 and 14 of our unaudited interim condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Net Fee and Commission Income

Our net fee and commission income consists primarily of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in the six months ended June 30, 2018 was Ps.7,919 million, a 7.0% or Ps.519 million increase from Ps.7,400 million in six months ended June 30, 2017. The following table presents a breakdown, by product, of our fee and commission income and expense in the six months ended June 30, 2017 and 2018.

	Six months ended June 30,				Variation
	2017		2018		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos, except percentages)
Fee and commission income
Service charges on deposits accounts	Ps.	501	Ps.	601	Ps.	100	19.96%
Credit and debit cards		3,003		3,575		572	19.05%
Insurance		2,201		2,323		122	5.54%
Collection and payment services		1,319		1,425		106	8.04%
Investment funds management		750		777		27	3.60%
Foreign currency transactions		551		629		78	14.16%
Checks and others		125		123		(2)	(1.60)%
Capital markets and securities activities		255		446		191	74.90%
Administration and custody		274		167		(107)	(39.05)%
Financial advisory services		728		711		(17)	(2.34)%
Other fees and commissions		383		400		17	4.44%
Total	Ps.	10,090	Ps.	11,177	Ps.	1,087	10.77%

Fee and commission expense
Credit and debit cards	Ps.	(1,624)	Ps.	(1,918)	Ps.	294	18.10%
Fund management		(27)		(1)		(26)	(96.30)%
Checks and others		(12)		(14)		2	16.67%
Capital markets and securities activities		(98)		(98)		—	0.00%
Collections and transactional services		(95)		(138)		43	45.26%
Other fees and commissions		(832)		(1,087)		255	30.65%
Financial advisory services		(2)		(2)		—	0.00%
Total	Ps.	(2,690)	Ps.	(3,258)	Ps.	568	21.12%
Net fee and commission income	Ps.	7,400	Ps.	7,919	Ps.	519	7.01%

Fee and commission income was Ps.11,177 million in the six months ended June 30, 2018, a 10.8% or Ps.1,087 million increase from Ps.10,090 million in the six months ended June 30, 2017, mainly due to an increase in fees and commissions earned from: (i) credit and debit cards of Ps.572 million, or 19.1%, from Ps.3,003 million in the six months ended June 30, 2017 to Ps.3,575 million in the six months ended June 30, 2018, (ii) capital markets and securities activities of Ps.191 million, or 74.9%, from Ps.255 million in the six months ended June 30, 2017 to Ps.446 million in the six months ended June 30, 2018, (iii) the sale of insurance products of Ps.122 million, or 5.5%, from Ps.2,201 million in the six months ended June 30, 2017 to Ps.2,323 million in the six months ended June 30, 2018, (iv) collection and payment services of Ps.106 million, or 8.0%, from Ps.1,319 million in the six months ended June 30, 2017 to Ps.1,425 million in the six months ended June 30, 2018, (v) service charges on deposit accounts of Ps.100 million or 20.0%, from Ps.501 million in the six months ended June 30, 2017 to Ps.601 million in the six months ended June 30, 2018, (vi) foreign currency transactions of Ps.78 million, or 14.2%, from Ps.551 million in the six months ended June 30, 2017 to Ps.629 million in the six months ended June 30, 2018, and (vii) investment funds management of Ps.27 million, or 3.6%, from Ps.750 million in the six months ended June 30, 2017

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to Ps.777 million in the six months ended June 30, 2018. These increases were partly offet by a Ps.107 million, or 39.1%, decrease in fees and commissions earned from administration and custody services.

The increase in fees and commissions earned from credit and debit cards was mainly due to strong credit card usage while origination and rewards granted on cards remained stable, leading to an increase of Ps.9,251 million, or 16.0% in the average of outstanding credit and debit cards balances as of June 30, 2018. Meanwhile, the slowdown in growth in fees and commissions earned from investment funds management mainly resulted from higher demand for term instruments, due to the high-interest rate environment. The increase in fees and commissions earned from collection and payment services and foreign currency transactions, resulted from our continued focus on being an integral part of our client’s liquidity management efforts, which led to increased transactional activity. Finally, fees and commissions earned from the sale of insurance reflected higher sales of credit-related insurance through our online platform for car insurance, and increased sales by insurance specialists at our SMEs offices, of products tailored to customers’ specific needs.

Fee and commission expense was Ps.3,258 million in the six months ended June 30, 2018, a 21.1% or Ps.568 million increase from Ps.2,690 million in the six months ended June 30, 2017, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.294 million, or 18.1%. The increase in fees and commissions paid on credit and debit cards mainly resulted from higher costs related to selling credit cards outside our existing customer pool, including telemarketing, as well as higher reward and issuance costs from the successful performance of the Santander-Aeromexico co-branded credit card. Going forward, we expect that the expenses related to the rewards under our Santander-Aeromexico credit card will tend to stabilize and that we will see more frequent usage of our full suite of credit cards as we continue to see a change in mix in the composition of our credit card loan portfolio.

Net fees and commissions generated from credit and debit cards increased by Ps.278 million, or 20.2%, from Ps.1,379 million in the six months ended June 30, 2017 to Ps.1,657 million in the six months ended June 30, 2018, primarily due to strong credit card usage driven by favorable economic conditions and our focus on more profitable product offerings.

See Notes 16 and 17 of our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains and losses consist mostly of gains and losses on financial interests and derivatives. The following table sets forth gains /(losses) on financial assets and liabilities (net) in the six months ended June 30, 2017 and 2018, by type.

	Six months ended June 30,				Variation
	2017		2018		Amount		(% Change)
	(Millions of pesos)				(Millions of pesos, except percentages)
Interest rate products	Ps.	321	Ps.	145	Ps.	(176)	(54.83)%
Debt instruments		167		(683)		(850)	(508.98)%
Interest rate derivatives		154		828		674	437.66%
Equity securities		195		7		(188)	(96.41)%
Equity positions		11		85		74	672.73%
Equity derivatives		184		(78)		(262)	(142.39)%
Exchange rate products		1,500		807		(693)	(46.20)%
Foreign exchange positions		534		377		(157)	(29.40)%
Foreign exchange derivatives		966		430		(536)	(55.49)%
Other(1)		(52)		(37)		15	(28.85)%
Total	Ps.	1,964	Ps.	922	Ps.	(1,042)	(53.05)%

(1)	Corresponds to commissions paid to brokers.

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Gains on financial assets and liabilities (net) in the six months ended June 30, 2018 were Ps.922 million, a decrease of Ps.1,042 million from a gain of Ps.1,964 million in the six months ended June 30, 2017, mainly due to the market making and sale activities of our Global Corporate Banking segment with clients, where gains decreased by Ps.649 million, or 64.0% in the first half of 2018 compared to the first half of 2017 and proprietary trading activities, where gains decreased by Ps.538 million, or 106.3% in the first half of 2018 compared to the first half of 2017 primarily due to lower income in nearly all lines of activities as a result of a less positive market outlook, a weaker Mexican peso and a decline in the stock market in the first half of 2018 as compared to the first half of 2017. The uncertainty with respect to the renegotiation of NAFTA in the first half of 2018 also contributed to greater volatility in the U.S. dollar-Mexican peso exchange rate as compared to the first half of 2017.

The result in gains on financial assets and liabilities (net) was mainly due to the following:

(a) a decrease in gains on exchange rate products of Ps.693 million, from a gain of Ps.1,500 million in the six months ended June 30, 2017 to a gain of Ps.807 million in the six months ended June 30, 2018. Results from foreign exchange derivatives decreased by Ps.536 million, from a gain of Ps.966 million in the six months ended June 30, 2017 to a gain of Ps.430 million in the six months ended June 30, 2018, mainly due to decreases of: (i) Ps.719 million in foreign exchange forwards, and (ii) Ps.595 million in foreign exchange options, which offset an increase of Ps.778 million in foreign exchange futures.

(b) a decrease in equity products of Ps.188 million, from a gain of Ps.195 million in the six months ended June 30, 2017, to a gain of Ps.7 million in the six months ended June 30, 2018, mainly explained by a loss of Ps.78 million on equity derivatives, in the six months ended June 30, 2018, as compared to a gain of Ps.184 million in the six months ended June 30, 2017, partly offset by a Ps.85 million gain in equity securities in the six months ended June 30, 2018, as compared to a Ps.11 gain in the six months ended June 30, 2017. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 49,857.49 at the end of June 2017 and 47,663.20 at the end of June 2018, representing a decrease of 4.4%. None of our transactions in equity derivatives in 2017 or 2018 are related to proprietary trading; and

(c) a decrease in gains on interest rate products of Ps.176 million, from a gain of Ps.321 million in the six months ended June 30, 2017 to a gain of Ps.145 million in the six months ended June 30, 2018. Gains from debt instruments decreased by Ps.850 million, from a gain of Ps.167 million in the six months ended June 30, 2017 to a loss of Ps.683 million in the six months ended June 30, 2018, mainly due to increases to the interest rate benchmark. This decrease was partly offset by an increase of Ps.674 million in interest rate derivatives, from a gain of Ps.154 million in the six months ended June 30, 2017 to a gain of Ps.828 million in the six months ended June 30, 2018, mainly resulting from cross-currency swaps.

See Note 18 of our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses. Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Our other general expenses primarily consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.1,590 million, or 13.0%, from Ps.12,193 million in the six months ended June 30, 2017 to Ps.13,783 million in the six months ended June 30, 2018, primarily due to increased expenses for personnel, rents, administrative services, surveillance and cash courier services, taxes other than income tax and maintenance, conservation and repair expenses.

The following table sets forth administrative expenses for six months ended June 30, 2017 and 2018, by type.

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	Six months ended June 30,			Variation
	2017		2018	Amount		(% Change)
	(Millions of pesos)			(Millions of pesos, except percentages)
Personnel expenses	Ps.	(5,996)	(6,832)	Ps.	836	13.94%
Other general expenses		(6,197)	(6,951)		754	12.17%
Administrative services		(291)	(423)		132	45.36%
Taxes other than income tax		(756)	(873)		117	15.48%
Surveillance and cash courier services		(446)	(572)		126	28.25%
Advertising and communication		(498)	(482)		(16)	(3.21)%
Maintenance, conservation and repair		(635)	(706)		71	11.18%
Rents		(999)	(1,168)		169	16.92%
Technology and systems		(1,486)	(1,458)		(28)	(1.88)%
Stationery and supplies		(101)	(122)		21	20.79%
Insurance premiums		(43)	(45)		2	4.65%
Credit cards		(142)	(122)		(20)	(14.08)%
Travel costs		(119)	(132)		13	2.52%
Operating costs		(325)	(318)		(7)	(2.15)%
Other		(356)	(530)		174	48.88%
Total administrative expenses	Ps.	(12,193)	(13,783)	Ps.	1,590	13.04%

Our personnel expenses increased by Ps.836 million, or 13.9%, from Ps.5,996 million in the six months ended June 30, 2017 to Ps.6,832 million in the six months ended June 30, 2018, primarily because of a 5.6% period-over-period average headcount increase, together with an overall increase of 14.6% in salaries, 14.5% in bonuses, and 11.9% in other personnel expenses, which include personnel benefits such as medical expenses, social security and pension plans. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees to accompany business growth and support our investment plan.

The increase in personnel expenses resulted from an increase of Ps.720 million, or 14.1%, in Retail Banking, from Ps.5,102 million in the six months ended June 30, 2017 to Ps.5,822 million in the six months ended June 30, 2018, an increase of Ps.114 million, or 14.0%, in wholesale banking, from Ps.814 million in the six months ended June 30, 2017 to Ps.928 million in the six months ended June 30, 2018, and an increase of Ps.2 million or 2.5%, in corporate activities. The increase in Retail Banking was due to an increase of Ps.389 million, or 15.2%, in salaries, from Ps.2,557 million in the six months ended June 30, 2017 to Ps.2,946 million in the six months ended June 30, 2018, an increase of Ps.218 million or 16.7% in bonuses, from Ps.1,307 million in the six months ended June 30, 2017 to Ps.1,525 million in the six months ended June 30, 2018, and an increase of Ps.113 or 9.1% million in other personnel expenses, from Ps.1,238 million in the six months ended June 30, 2017 to Ps.1,351 million in the six months ended June 30, 2018. Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps.48 million, or 11.8%, in salaries, an increase of Ps.17 million, or 6.0%, in bonuses paid and an increase of Ps.49 million or 39.2% in other personnel expenses.

Other general expenses increased by Ps.754 million, or 12.2%, from Ps.6,197 million in the six months ended June 30, 2017 to Ps.6,951 million in the six months ended June 30, 2018, mainly due to an increase of Ps.169 million, or 16.9%, in expenses related to rents. In addition, expenses related to administrative services increased by Ps.132 million, or 45.4%, surveillance and cash courier services increased by Ps.126 million, or 28.3%, taxes other than income tax increased by Ps.117 million, or 15.5%, and maintenance, conservation and repair expenses increased by Ps.71 million, or 11.2%.

Impairment Losses on Financial Assets (Net)

On January 1, 2018, we adopted IFRS 9 and applied IFRS 9 in a retrospective manner, by adjusting the opening balance of affected financial instruments at January 1, 2018, without restating prior period amounts. As of January 1, 2018, the allowance for impairment losses and provisions for off-balance sheet risk increased from Ps.17,961 million to Ps.21,217 million as result of the application of IFRS 9. See “Presentation of Financial and Other Information—Financial and Other Information—New Impairment Model” and Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K for more information. Because we did not restate prior period amounts, impairment losses on financial assets (net) as of June 30, 2018 and as of December 31 2017 are not directly comparable.

Our impairment losses on loans and receivables decreased by Ps.1,377 million, or 14.0%, from Ps.9,865 million in the six months ended June 30, 2017 to Ps.8,488 million in the six months ended June 30, 2018, mainly reflecting a decrease in impairment losses of (i) Ps.460 million in our revolving consumer credit card loan portfolio, (ii) Ps.434 million in our mortgage portfolio, (iii) Ps.432 million in our commercial, financial and industrial loan

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portfolio and (iv) Ps.91 million in our non-revolving consumer loan portfolio, which were offset by an increase of Ps.37 million on expenses paid to recovery agencies. The decrease in impairment losses in our installment loans to individuals’ in our non-revolving consumer loan and credit card portfolios was mainly attributed to the close of certain external channels, such as Face to Face (“F2F”), Internet and Telemarketing, combined with better performance of our customers, despite the shift to higher margin segments. Impairment losses in our mortgage portfolio and our commercial, financial and industrial loan portfolio benefited from the clean-up of legacy positions relating to homebuilders, mortgages and certain corporates in the last twelve months.

See Note 10 our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Non-performing loans totaled Ps.18,250 million as of June 30, 2018, an increase of Ps.118 million, or 0.7%, as compared to Ps.18,132 million as of December 31, 2017, due to the increase of non-performing loans in our mortgage portfolio of Ps.794 million and our commercial, financial and industrial loan portfolio of Ps.386 million, which was partly offset by decreases in non-performing loans in our revolving consumer credit card loan portfolio and our non-revolving consumer loan portfolio of Ps.546 million and Ps.516 million, respectively. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 2.89% as of December 31, 2017 to 2.75% as of June 30, 2018.

The non-performing loan ratio in our mortgage loan portfolio as of June 30, 2018 was 5.87%, up from 5.49% as of December 31, 2017, caused mainly by a 10.8% increase in non-performing loans, which more than offset a 3.5% increase in total loans, and the deterioration of a portion of our variable rate mortgage loans. As a result, we no longer offer this product to our customers and we made certain campaigns to offer a change of plan from variable rate to fixed rate mortgages for certain customers. So far, the performance of mortgages that were changed to fixed rate has been positive.

The increase in non-performing loans in the first half of 2018 in our commercial, financial and industrial loan portfolio was mainly due to a lower base effect during 2017 as a result of our clean-up of our homebuilder portfolio in 2017, which consisted of charge-offs made in connection with our exposure to the three principal Mexican companies in the homebuilder sector, and the sale of a portion of our homebuilder portfolio in 2017, each of which benefitted the non-performing loans in the commercial portfolio during that period. These variations in non-performing loans in combination with significant loan growth resulted in an NPL ratio for our commercial, financial and industrial loan portfolio of 1.78% as of June 30, 2018, a slight improvement from the 1.79% reported as of December 31, 2017.

Finally, the decrease in non-performing loans in our consumer loan portfolio together with significant growth of this portfolio resulted in a non-performing loan ratio of 3.37% as of June 30, 2018, which compares with 4.42% reported as of December 31, 2017.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2017 and as of June 30, 2018.

	As of December 31,		As of June 30,		Variation
	2017		2018		(% Change)
		(Millions of pesos, except percentages)		(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	705,160	Ps.	749,214	6.25%
Non-performing loans(4)		18,132		18,250	0.65%
Loan charge-offs		21,733		9,681	(55.45)%
Allowance for impairment losses(4)		16,929		20,151	19.03%
Ratios
Non-performing loans to computable credit risk		2.57%		2.44%	(5.06)%
Non-performing loans coverage ratio(2)		93.37%		110.42%	18.26%
Loan charge-off ratio(3)		3.08%		2.58%	(16.23)%

(1)	Computable credit risk for the year ended December 31, 2017 and the six months ended June 30, 2018 is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.626,349 million and Ps.663,507 million, respectively, and guarantees and documentary credits amounting to Ps.78,811 million and Ps.85,707 million, respectively. When guarantees or documentary credits are incurred, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	Allowance for impairment losses as a percentage of non-performing loans.

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(3)	Loan charge-offs as percentage of computable credit risk.

(4)	See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K for more detail on the allowance for impairment losses.

The following table shows our non-performing loans by type of loan as of December 31, 2017 and as of June 30, 2018:

	As of December 31,		As of June 30,		Variation
		2017(1)		2018(1)	(% Change)
		(Millions of pesos)		(Millions of pesos)
Commercial, financial and industrial	Ps.	6,007	Ps.	6,393	6.43%
Mortgage		7,362		8,156	10.79%
Installment loans to individuals		4,763		3,701	(22.30)%
Revolving consumer credit card loans		2,335		1,789	(23.38)%
Non-revolving consumer loans		2,428		1,912	(21.25)%
Total	Ps.	18,132	Ps.	18,250	0.65%

(1)	We applied IFRS 9 in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements, and as a result, changes in impaired loans and advances in the six months ended June 30, 2017 remain calculated in accordance with IAS 39.

Non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

See Note 5.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K and Note 2.g to our audited financial statements to our audited financial statements included in the 2017 Form 20-F for more details on the classification of impaired loans.

See Note 1.b, Note 1.c and Note 2.b to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K regarding the changes in our accounting policies and accounting estimates for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets as result of adoption of IFRS 9 as of January 1, 2018.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio decreased by 15.1% to Ps.2,429 million in the six months ended June 30, 2018 from Ps.2,861 million in the six months ended June 30, 2017. The decrease is mainly the result of higher impairment losses during 2017 related to two corporate clients in the energy and petrochemical industries, as well as higher impairment losses in connection with the homebuilders, as we charged-off those loans related to these clients in 2017.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of June 30, 2018 represented 35.0% of our total non-performing loans, increased by Ps.386 million, or 6.4%, from December 31, 2017 to June 30, 2018, primarily reflecting the result of lower base during 2017, due to charge-offs in connection with the three principal Mexican companies in the homebuilder sector. Our NPL ratio with respect to commercial, financial and industrial loans remained stable from 1.79% as of December 31, 2017 to 1.78% as of June 30, 2018.

Mortgage

Our impairment losses in our mortgage loans portfolio decreased by Ps.434 million in the six months ended June 30, 2018, from Ps.713 million in the six months ended June 30, 2017 to Ps.279 million in the six months ended June 30, 2018. The decrease is the result of the clean-up via charge-offs of legacy positions included in the portfolio we acquired from ING in 2011 and the deterioration of a portion of our variable rate mortgage loan during 2017.

Meanwhile, non-performing loans in our mortgage loan portfolio, which as of June 30, 2018 represented 44.7% of our total non-performing loans, increased by Ps.794 million, or 10.8%, from December 31, 2017 to June 30, 2018, resulting in a non-performing loan ratio of 5.87%, as compared to 5.49% in December 2017.

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Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio decreased by Ps.551 million, or 9.4% to Ps.5,319 million in the six months ended June 30, 2018 from Ps.5,870 million in the six months ended June 30, 2018.

Impairment losses in our revolving consumer credit card portfolio decreased by Ps.460 million or 13.6% to Ps.2,924 million in the six months ended June 30, 2018 from Ps.3,384 million in the six months ended June 30, 2017. Impairment losses in our non-revolving consumer loans portfolio decreased by Ps.91 million or 3.7% to Ps.2,395 million in the six months ended June 30, 2018 from Ps.2,486 million in the six months ended June 30, 2017. The decrease in both portfolios was mainly driven by better performance of our customers in these segments.

Non-performing loans in installment loans to individuals portfolio, which as of six months ended June 30, 2018 represented 20.3% of our total non-performing loans, decreased Ps.1,062 million, or 22.3%, from December 31, 2017 to June 30, 2018. This decrease was due to decreases of non-performing loans in our revolving credit card loan portfolio of Ps.546 million and the non-performing loans in our non-revolving consumer loan portfolio of Ps.516 million.

Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio decreased from 4.29% as of December 31, 2017 to 3.25% as of June 30, 2018, as a result of an increase in NPLs in 2017 in the banking sector as a whole due to high inflation levels that have subsided in 2018 and, in the case of Banco Santander México, a slight deterioration of credit cards in 2017 mainly due to the performance of certain external channels, such as Face to Face (“F2F”), Internet and Telemarketing, that we closed in the fourth quarter of 2017.

Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio decreased from 4.55% as of December 31, 2017 to 3.49% as of June 30, 2018, driven by the same factors affecting the revolving credit card portfolio.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2017 and as of June 30, 2018:

	As of December 31,	As of June 30,	Variation
	2017	2018	(% Change)
	(Millions of pesos)
Commercial, financial and industrial	93.02%	118.65%	27.55%
Mortgage	27.03%	34.92%	29.19%
Installment loans to individuals	196.33%	262.58%	33.74%
Revolving consumer credit card loans	225.22%	276.41%	22.73%
Non-revolving consumer loans	168.53%	249.63%	48.12%
Total	93.37%	110.42%	18.26%

The non-performing loan coverage ratio increased from 93.37% to 110.42%, mainly reflecting improvements in the non-performing loans in installment loans to individuals’ and the clean-up of legacy positions relating to homebuilders, mortgages and some corporates in 2017.

The non-performing loan coverage ratio of our commercial loan portfolio increased from 93.02% in December 2017 to 118.65% in June 2018, mainly due to the combined effect of higher impairment losses during 2017 related to two corporate clients in the energy and petrochemical industries that we had to provision for according to our expected loss methodology and higher impairment losses in connection with homebuilders, as we charged-off those loans related to projects with no continued value.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans increased from 196.33% in December 2017 to 262.58% in June 2018, reflecting a 22.3% decrease in impaired assets.

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Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans increased from 225.22% in December 2017 to 276.41% in June 2018, reflecting a 23.4% decrease in impaired assets, and the non-performing loan coverage ratio for the non-revolving consumer loans increased from 168.53% in December 2017 to 249.63% in June 2018, reflecting a 21.3% decrease in impaired assets.

Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 34.92% in June 2018, up from 27.03% in December 2017, reflecting a 10.8% increase in impaired assets.

Provisions (Net)

Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax matters. Off-balance sheet risks include undrawn lines of credit of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

Provisions (net) in the six months ended June 30, 2018 registered a net loss of Ps.358 million, which compares to a net loss of Ps.118 million in the six months ended June 30, 2017. This variation to provisions mainly resulted from higher provisions for legal and tax contingencies and lower requirements for provisions for other matters.

See Note 10 of our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Income Tax

Income tax in the six months ended June 30, 2018 was Ps.2,935 million, a Ps.340 million or 13.1% increase from Ps.2,595 million in the six months ended June 30, 2017. Our effective tax rates in June 2018 and 2017 were 22.93% and 21.79%, respectively. Our effective tax rate increased 114 basis points in the six months ended June 30, 2018 compared to the same period in 2017. The variation in income tax paid is primarily explained by the increase in income before taxes in June 2018 as compared to June 2017, and by lower inflation in relation to the previous period, which represented a lower tax deduction for inflation.

Results of Operations by Segment for the Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

The following table presents an overview of certain consolidated income statement data for each of our segments for the six months ended June 30, 2017 and 2018.

	Retail Banking(1)			Global Corporate Banking(2)			Corporate Activities(3)
	Six months ended June 30,
	2017	2018	(% Change)	2017	2018	(% Change)	2017	2018	(% Change)
	(Millions of pesos)			(Millions of pesos)			(Millions of pesos)
Net interest income	23,131	25,864	11.8%	2,689	2,936	9.2%	1,385	996	(28.1)%
Dividend income	0	0	0.0%	2	15	650.0%	145	127	(12.4)%
Fee and commission income (expense) (net)	6,543	7,185	9.8%	864	901	4.3%	(7)	(167)	2285.7%
Gains/(losses) on financial assets and liabilities and exchange differences (net)	455	521	14.5%	1,529	350	(77.1)%	(11)	51	(563.6)%
Other operating income (expenses) (net)	(1,093)	(1,451)	32.8%	(217)	(299)	37.8%	(144)	(163)	13.2%
Total income	29,036	32,119	10.6%	4,867	3,903	(19.8)%	1,368	844	(38.3)%
Administrative expenses	(10,761)	(11,962)	11.2%	(1,293)	(1,636)	26.5%	(139)	(185)	33.1%
Depreciation and amortization	(1,110)	(1,344)	21.1%	(102)	(101)	(1.0)%	(6)	(2)	(66.7)%
Impairment losses on loans and receivables (net)	(9,213)	(7,995)	(13.2)%	(652)	(490)	(24.8)%	0	(3)	100.0%
Impairment losses on other assets (net)	0	0	0.0%	0	0	0.0%	(26)	0	(100.0)%
Provisions (net)	57	(2)	(103.5)%	0	0	0.0%	(175)	(356)	103.4%
Gain/(losses) on disposal of assets not classified as	0	0	0.0%	0	0	0.0%	2	3	50.0%

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	Retail Banking(1)			Global Corporate Banking(2)			Corporate Activities(3)
	Six months ended June 30,
	2017	2018	(% Change)	2017	2018	(% Change)	2017	2018	(% Change)
	(Millions of pesos)			(Millions of pesos)			(Millions of pesos)
non-current assets held for sale
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	0	0	0.0%	0	0	0.0%	57	9	(84.2)%
Operating profit before tax	8,009	10,816	35.0%	2,820	1,676	(40.6)%	1,081	310	(71.3)%

(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)	The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of June 30, 2017 and 2018.

	Retail Banking			Global Corporate Banking			Corporate Activities
	As of June 30,
	2017	2018	(% Change)	2017	2018	(% Change)	2017	2018	(% Change)
	(Millions of pesos)			(Millions of pesos)			(Millions of pesos)
Assets
Cash and balances with Mexican Central Bank	41,609	42,355	1.8%	5,401	51,744	858.0%	659	2,581	291.7%
Financial assets at fair value through profit or loss	0	0	0.0%	0	299,769	100.0%	0	472	100.0%
Financial assets held for trading	0	0	0.0%	247,308	0	(100.0)%	450	0	(100.0)%
Other financial assets at fair value through profit or loss	0	0	0.0%	111,050	99,123	(10.7)%	0	0	0.0%
Financial assets at fair value through other comprehensive income	0	0	0.0%	0	1,727	100.0%	0	95,294	100.0%
Available-for-sale financial assets	0	0	0.0%	0	0	0.0%	152,527	0	(100.0)%
Financial assets at amortized cost	0	522,470	100.0%	0	151,448	100.0%	0	69,819	100.0%
Loans and receivables	467,989	0	(100.0)%	146,616	0	(100.0)%	45,825	0	(100.0)%
Hedging derivatives	0	0	0.0%	0	0	0.0%	14,868	16,325	9.8%
Non-current assets held for sale	994	1,165	17.2%	117	121	3.4%	0	0	0.0%
Tangible assets	4,705	5,394	14.6%	794	909	14.5%	99	108	9.1%
Intangible assets	3,872	4,814	24.3%	490	572	16.7%	1,735	1,735	0.0%
Tax assets	0	0	0.0%	0	0	0.0%	20,747	20,346	(1.9)%
Other assets	1,546	1,755	13.5%	36	40	11.1%	6,017	6,892	14.5%
Total assets	520,715	577,953	11.0%	511,812	605,453	18.3%	242,927	213,572	(12.1)%

Liabilities
Financial liabilities at fair value through profit or loss	0	0	0.0%	0	243,556	100.0%	0	0	0.0%

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	Retail Banking			Global Corporate Banking			Corporate Activities
	As of June 30,
	2017	2018	(% Change)	2017	2018	(% Change)	2017	2018	(% Change)
	(Millions of pesos)			(Millions of pesos)			(Millions of pesos)

Financial liabilities held for trading	0	0	0.0%	238,084	0	(100.0)%	0	0	0.0%
Other financial liabilities at fair value through profit or loss	6,266	6,174	(1.5)%	62,570	93,675	49.7%	18,631	0	(100.0)%
Financial liabilities at amortized cost	489,068	545,892	11.6%	180,518	146,255	(19.0)%	141,982	202,584	42.7%
Hedging derivatives	0	0	0.0%	0	0	0.0%	5,092	9,348	83.6%
Provisions(1)	857	1,045	21.9%	280	259	(7.5)%	6,084	5,366	(11.8)%
Tax liabilities	0	0	0.0%	0	0	0.0%	62	69	11.3%
Other liabilities	3,378	5,020	48.6%	552	820	48.6%	10,953	16,644	51.9%
Total liabilities	499,569	558,131	11.7%	482,004	484,565	0.5%	182,804	234,011	28.0%
Total equity	49,903	56,821	13.9%	20,998	20,771	(1.1)%	40,176	42,679	6.2%
Total liabilities and equity	549,472	614,952	11.9%	503,002	505,336	0.5%	222,980	276,690	24.1%

(1)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans. Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Corporate Banking segment. We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

Operating profit before taxes attributable to the Retail Banking segment in the six months ended June 30, 2018 was Ps.10,816 million, a 35.0% or Ps.2,807 million increase from Ps.8,009 million in the six months ended June 30, 2017. This increase was mainly due to:

•	an 11.8% or Ps.2,733 million increase in net interest income, mainly due to an increase of Ps.41,534 million or 9.8% in the average balance of the loan portfolio excluding credit cards and an increase of Ps.3,015 million, or 5.9% in the average balance of the credit card loan portfolio, which was further supported by increases of 52 basis points and 77 basis points, respectively, in the average interest rate of these portfolios. These results reflect the continued benefits of a higher rate environment and our increased focus on the most profitable segments (SMEs, mid-market companies, credit cards and consumer loans);

•	a 13.2% or Ps.1,218 million decrease in impairment losses on loans and receivables, reflecting mainly decreases in impairment losses of Ps.460 million in our credit card loan portfolio, Ps.434 million in the mortgage portfolio, Ps.270 million in our commercial portfolio, and Ps.91 million in our non-revolving consumer loan portfolio. The decrease in impairment losses in our installment loans to individuals’ was mainly attributed to the closure of certain external channels, such as Face to Face (‘‘F2F’’), Internet and Telemarketing, combined with better performance of our customers, despite the shift to higher margin segments. Impairment losses in our mortgage portfolio and our commercial, financial and industrial loan portfolio benefited from the clean-up of legacy positions relating to mortgages and certain corporates in the last twelve months. These decreases were partially offset by an increase of Ps.37 million in loan collection and recovery expenses;

•	a 9.8% or Ps.642 million increase in net fees and commissions income, from Ps.6,543 million in the six months ended June 30, 2017 to Ps.7,185 million in the six months ended June 30, 2018, due mainly to an

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increase in fees and commissions earned from credit and debit card fees, sale of insurance products, collection and payment services, service charges on deposit accounts and capital markets and securities activities, partially offset by an increase in other commissions and fees payable; and

•	a 14.5% or Ps.66 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.455 million in the six months ended June 30, 2017 to a gain of Ps.521 million in the six months ended June 30, 2018.

These positive effects were partially offset by:

•	an 11.2% or Ps.1,201 million increase in administrative expenses, from Ps.10,761 million in the six months ended June 30, 2017 to Ps.11,962 million in the six months ended June 30, 2018, mainly due to increases in personnel expenses, other administrative expenses, rents, surveillance and cash courier services, taxes other than income tax, and maintenance, conservation and repair. Personnel expenses increased Ps.720 million, or 14.1%, resulting from an increase of Ps.607 million, or 15.7%, in salaries and bonuses, and an increase of Ps.113 million, or 9.1%, in other personnel expenses, while other administrative expenses, rents, surveillance and cash courier services, taxes other than income tax, and maintenance, conservation and repair expenses increased Ps.171 million, or 51.0%, Ps.159 million, or 16.5%, Ps.99 million, or 26.7%, Ps.77 million, or 11.3%, and Ps.74 million, or 12.0%, respectively. The increase in personnel expenses, is related to the hiring of additional employees to accompany business growth and support our investment plan; and

•	a Ps.358 million, or 32.8%, increase in other expenses (net), mainly due to an increase in write-offs and bankruptcies and higher contributions to the IPAB, resulting from an increase in customer deposits.

Global Corporate Banking Segment

Our Global Corporate Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Global Corporate Banking segment customers. This segment also includes our proprietary trading operations.

Operating profit before taxes attributable to the Global Corporate Banking segment in the six months ended June 30, 2018 was Ps.1,676 million, representing a Ps.1,144 million, or 40.6% decrease from Ps.2,820 million in the six months ended June 30, 2017. This decrease was mainly due to:

•	a 77.1% or Ps.1,179 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.1,529 million in the six months ended June 30, 2017 to a gain of Ps.350 million in the six months ended June 30, 2018, primarily due to a decrease of Ps.649 million in market making and sale activities and Ps.538 million in proprietary trading; and

•	a 26.5% or Ps.343 million increase in administrative expenses, from Ps.1,293 million in the six months ended June 30, 2017 to Ps.1,636 million in the six months ended June 30, 2018, mainly due to increases in bonuses, salaries and other personnel expenses, as well as higher administrative expenses, taxes other than income tax and surveillance and cash courier services. Personnel expenses increased Ps.114 million, or 14.0%, resulting from an increase of Ps.65 million, or 9.4%, in salaries and bonuses and an increase of Ps.49 million, or 39.2%, in other personnel expenses, while administrative expenses, taxes other than income tax and surveillance and cash courier services increased by Ps.152 million, Ps.32 million, and Ps.27 million, respectively.

These negative results were partially offset by:

•	a 9.2% or Ps.247 million increase in net interest income, mainly due to increases of Ps.1,033 million in interest income from loans and advances to credit institutions and Ps.914 million in interest from loans and advances to customers, partly offset by a decrease of Ps.1,063 million in debt instruments held by the Bank; and

44

•	a 24.8% or Ps.162 million decrease in net impairment losses on loans and receivables, from Ps.652 million in the six months ended June 30, 2017 to Ps.490 million in the six months ended June 30, 2018. The decrease is mainly the result of higher impairment losses related to two corporate clients in the energy and petrochemical industries that we had to provision for according to our expected loss methodology, as well as higher impairment losses in connection with homebuilders, as we charged-off those loans related to projects with no value to be continued, all of which charge-offs were made during 2017.

Corporate Activities Segment

Our Corporate Activities segment is comprised of those operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking) and the Corporate Activities segment as follows:

•       the difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

•       the difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

•       finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short-and medium-term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The Asset and Liabilities Committee (“ALCO”) manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario changed to short-term interest rates increases, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributable to Corporate Activities for the six months ended June 30, 2018 totaled Ps.310 million, a Ps.771 million, or 71.3% decrease from a total of Ps.1,081 million for the six months ended June 30, 2017. This decrease in operating profit before taxes was mainly due to a Ps.389 million decrease in net interest income, a Ps.181 million decrease in provisions (net), a Ps.160 million increase in net fees and commissions expense, and a Ps.46 million increase in administrative expenses.

B.       Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements and structuring financing sources in order to achieve diversification in terms of maturities, instruments and markets, and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 77.0% of our total deposits, 89.5% of our customer deposits

45

and 102.4% of our demand and time deposits from customers as of June 30, 2018. We constantly review our liquidity position and the forecasted growth of the business lines that comprise our loan-to-deposit ratio calculation.

Banco Santander Parent and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding. We are autonomous in the management of our liquidity and capital needs, with no structural support from our holding company, Grupo Financiero Santander México, S.A. de C.V., or any other unit of the Santander Group.

Pursuant to the Mexican Capitalization Requirements, we may be restricted from paying dividends to our holding company if we do not meet our required regulatory capital ratios, do not have sufficient retained earnings or do not maintain legal reserves at required levels. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

For information about our use of financial instruments for hedging purposes, see Note 23 of our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K, Note 13 of our audited financial statements included in the 2017 Form 20-F and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk” of the 2017 Form 20-F.

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, we are required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 11.10%. As of June 30, 2018, our Capital Ratio was 15.52%.

The table below presents our risk-weighted assets and regulatory capital ratios as of December 31, 2017 and as of June 30, 2018, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,		As of June 30,
	2017		2018
	(unaudited)
	(Thousands of pesos, except percentages)
Capital:
Perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (AT1)	Ps.	79,455,469	81,160,621
Tier 1		89,267,141	90,986,794
Tier 2		26,053,739	26,087,652
Total capital		115,320,880	117,074,446
Risk-weighted assets:
Credit risk		553,910,680	556,824,427
Market risk		137,991,688	151,146,373
Operational risk		41,443,619	46,441,307
Total risk-weighted assets		733,345,987	754,412,106
Required Regulatory Capital:
Credit risk		44,312,854	44,545,954
Market risk		11,039,335	12,091,710
Operational risk		3,315,490	3,715,305
Total risk-weighted assets	Ps.	58,667,679	60,352,969
Capital Ratios (credit, market & operational risk)(*):
CET 1 capital to risk-weighted assets		10.83%	10.76%
Tier 1 capital to risk-weighted assets		12.17%	12.06%
Tier 2 capital to risk-weighted assets		3.55%	3.46%

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	Mexican Banking GAAP
	As of December 31,	As of June 30,
	2017	2018
	(unaudited)
	(Thousands of pesos, except percentages)
Total capital to risk-weighted assets(1)(2)	15.73%	15.52%

(*)	The capital ratios included in this table are in accordance to the data published by the CNBV.

(1)	Our Capitalization Index as of December 31, 2017 decreased one basis point from 15.74% as of December 31, 2016 to 15.73% on December 31, 2017, mainly due to increases of 4.6% (Ps.146.7 million) in regulatory capital required for operational risk, 27.7% (Ps.2,397.2 million) in regulatory capital required for market risk and 1.4% (Ps.614.7 million) in regulatory capital required for credit risk and 5.7% (Ps.3,158.6 million) in total capital.

(2)	Our Capitalization Index as of June 30, 2018 decreased 21 basis points from 15.73% as of December 31, 2017 to 15.52% on June 30, 2018, mainly due to increases of 9.5% (Ps.1,052.4 million) in regulatory capital required for market risk, 12.1% (Ps.399.8 million) in regulatory capital required for operational risk and 0.5% (Ps.233.1 million) in regulatory capital required for credit risk.

The Mexican government has stated that the country will be an early adopter of the Basel III international rules, which will require full implementation by 2019. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that affected regulatory capital requirements. The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of CET1, and 6% of Tier 1 capital of RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. Due to our classification as Grade III on April 29, 2016, a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year was imposed on us. As of December 31, 2017 we were in compliance with the regulations in the second year of their application. We believe we have been in compliance since such regulations’ establishment.

In addition, and in accordance with the regulatory requirement by the CNBV published on June 22, 2016, banking institutions must publish their leverage ratios beginning in September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of June 30, 2018 was 6.89%, as of December 31, 2017 was 7.03%, as of November 30, 2017, was 7.31%, as of October 31, 2017 was 7.29%, as of September 30, 2017 was 7.63%, as of June 30, 2017 was 7.50%, as of March 31, 2017 was 7.04% and as of December 31, 2016 was 6.35%.

This ratio is calculated as Tier 1 capital divided by leverage exposure.

Liquidity Management

Liquidity management aims to ensure that, even under adverse conditions, we have access to the necessary funds to meet our client needs, maturing liabilities and working capital requirements. Liquidity risk arises in the general funding of our financing, trading and investment activities. It includes the risk of facing unexpected increases in the cost of funding at appropriate maturities, the risk of being unable to liquidate a position in a timely manner or at a reasonable price, and the risk that we are required to repay liabilities earlier than anticipated.

Our general policy is to maintain an adequate liquidity position to ensure our ability to honor potential withdrawals of deposits in amounts and at times consistent with historical data, repay other liabilities as they become due, support our commercial activities of granting loans and meet our own working capital needs, all in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Classification of Loans and Allowance for Impairment Losses—Liquidity Requirements for Foreign Currency-Denominated Liabilities” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Risk” in the 2017 Form 20-F.

Additionally, the Basel III framework has implemented a liquidity coverage ratio, or LCR, and is considering the definition of a Net Stable Funding Ratio, or NSFR. The LCR requires banks to maintain sufficient high-quality

47

liquid assets to cover the net cash outflows that could be encountered under a stress scenario during a one-month period. The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of our assets and activities over a one-year period.

As part of our liquidity management model, in recent years we have been managing the implementation and monitoring of, and early compliance with, the new liquidity requirements set by international financial legislation.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Official Gazette the General Liquidity Requirements, which entered into effect on January 1, 2015.

On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution amending the methodology to calculate the leverage percentage of financial institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with these requirements.

We have three principal sources of short-term peso funding: (i) demand deposits, comprised by both interest-bearing and non-interest-bearing deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,		As of June 30,
	2017		2018
		(Millions of pesos)	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	256,635	282,627
Non-interest-bearing deposits		165,393	168,793
Subtotal	Ps.	422,028	451,420
Time deposits:
Notes with interest payable at maturity	Ps.	141,883	152,501
Fixed-term deposits		5,598	5,523
Foreign currency time deposits		11,983	15,704
Subtotal	Ps.	159,464	173,728
Repurchase agreements		81,790	65,824
Accrued interest(1)		1,054	1,259
Other deposits		26,230	26,361
Total customer deposits	Ps.	690,566	718,592
Deposits from the Mexican Central Bank and credit institutions(2)		104,874	117,187
Total deposits(3)	Ps.	795,440	835,779

(1)	Mainly from time deposits.

(2)	Includes Ps.28,359 million and Ps.28,257 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2017 and June 30, 2018, respectively.

(3)	As of December 31, 2017, we had deposits of Ps.690,566 million from customers, Ps.82,457 million from credit institutions and Ps.22,417 million from the Mexican Central Bank. As of June 30, 2018, we had deposits of Ps.718,592 million from costumers, Ps.99,967 million from credit institutions and Ps.17,220 million from the Mexican Central Bank. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits” in the 2017 Form 20-F.

Demand deposits are our primary and most economical source of funds. Our funding strategy is focused on increasing this type of low-cost funding by launching new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 2.1%, from Ps.165,393 million at December 31, 2017 to Ps.168,793 million at June 30, 2018, as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one to 364 days.

Repurchase agreements are another important instrument in Mexico’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities

48

issued by other Mexican banks and corporations. We have used repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under repurchase agreements. Short-term borrowings as of June 30, 2018 remain stable. See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings” in the 2017 Form 20-F.

	IFRS
	Six months ended June 30,
	2017		2018
	Amount	Average rate	Amount	Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At end of period	75,293	6.80%	94,081	7.52%
Average during period	167,669	6.30%	125,490	7.40%
Maximum month-end balance	199,054	6.80%	145,292	7.52%
Short positions:
At end of period(1)	19,259	7.06%	87,017	7.52%
Average during period	21,701	6.78%	88,143	7.40%
Maximum month-end balance	28,137	7.06%	98,730	7.52%
Total short-term borrowings at period end	94,552	6.93%	181,098	7.52%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See Note 9.b of our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

In the future, we expect to continue using the funding sources described above depending on their availability and cost and on our asset and liability management needs. However, the short-term nature of these funding sources increases our liquidity risk and could cause us to encounter liquidity challenges in the future if deposits are insufficient. Under such circumstances, we believe we can respond to a liquidity shortage by increasing the interest rates we pay on time deposits, altering our mix of funding sources and by liquidating our short-term assets. We review our pricing policy on a daily basis and we believe we can effectively reflect our updated cost of funding in the pricing of new loans, reducing the impact on net income by means of implementing such measures.

We also have access to short-, medium- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of June 30, 2018, our debt securities outstanding totaled Ps.136,756 million. See “—Debt Securities Outstanding.”

For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated, Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.

We do not rely in any material respect on funding from Banco Santander Parent, and Banco Santander Parent does not rely in any material respect on funding from us. As such, the elimination of funding to us from Banco Santander Parent or any deterioration of Banco Santander Parent’s financial condition or increase in its funding costs would not have an impact on us except to the limited extent disclosed under “Item 3. Key Information—D. Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations” in the 2017 Form 20-F.

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2018 capital expenditures. For 2018, we have a capital expenditures budget of Ps.6,205 million (U.S.$315.6 million), 69.2% of which (Ps.4,292 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment

49

(Ps.1,913 million). In 2017, our capital expenditures were Ps.4,322 million (U.S.$220 million), 78.0% of which (Ps.3,372 million) was spent in information technology and the rest was spent on furniture, fixtures and equipment (Ps.950 million).

As of June 30, 2018, total interest-bearing liabilities denominated in dollars totaled Ps.115,747 million, or U.S.$5,878, representing 13.9% of our total deposits and 16.1% of our customer deposits. The sources of such funding as of December 31, 2017, and June 30, 2018 were as follows:

	IFRS
	As of December 31,		As of June 30,
	2017		2018	2018
	(Millions of pesos)		(Millions of pesos)	(Millions of U.S.$)(1)
Demand deposits	Ps.	49,716	52,383	2,660
Time deposits		15,119	18,778	954
Bank and other loans		45,646	44,586	2,264
Total	Ps.	110,481	115,747	5,878

(1)	Translated at the rate of Ps.19.69 per U.S.$1.00 as calculated on June 29, 2018 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2018, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate. See “Item 1. Key Information—A. Selected Financial Data—Exchange Rates.”

Foreign Currency Position

Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of securities in the international capital markets. We also obtain funding in foreign currency through derivative products (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties. Foreign currency funding rates are generally referenced to the London Interbank Offered Rate, or LIBOR.

Mexican Central Bank regulations allow banks to maintain open positions in foreign currencies up to a specified level which is set over each bank’s total Tier 1 capital. As of June 30, 2018 our foreign currency-denominated assets, including derivative transactions, totaled U.S.$65,091 million (Ps.1,281,720 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$65,612 (Ps.1,291,979 million). As part of our asset and liability management strategy, we closely monitor our exposure to foreign currencies, aiming to minimize the effect of exchange rate movements on our net income.

As of June 30, 2018, we are also in compliance with the limits established specifically for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$9,092 million (Ps.179,032 million). As of such date, our foreign currency-denominated liabilities were U.S.$5,397 million (Ps.106,273 million). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation” included in the 2017 Form 20-F.

As of June 30, 2018 and 2017, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

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Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	Six months ended June 30,
	2017			2018
	Average Balance	% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance	% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	356,980	31.19%	2.15%	376,078	29.93%	2.64%
Time deposits	206,291	18.02%	4.45%	250,270	19.92%	5.59%
Deposits from the Mexican Central Bank and credit institutions	133,535	11.67%	5.67%	75,708	6.02%	7.15%
Repurchase agreements	93,651	8.18%	6.06%	87,832	6.99%	7.40%
Marketable debt securities and other financial liabilities	59,085	5.16%	5.92%	61,743	4.91%	6.34%
Other liabilities(1)	70,413	6.15%	6.35%	87,540	6.97%	7.47%
Subordinated liabilities	25,094	2.19%	6.11%	24,632	1.96%	6.41%
Subtotal interest-bearing liabilities	945,049	82.56%	4.23%	963,803	76.70%	5.01%
Non-interest-bearing liabilities	92,443	8.08%		176,554	14.05%
Total equity	107,176	9.36%		116,280	9.25%
Subtotal non-interest-bearing liabilities and equity	199,619	17.44%		292,834	23.30%
Total liabilities and equity	1,144,668	100.00%		1,256,637	100.00%

(1)	This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

Average time deposits as a share of average total liabilities and equity increased from 18.0% as of June 30, 2017 to 19.9% as of June 30, 2018, while the ratio of average demand accounts to average total liabilities and equity decreased from 31.2% to 29.9% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity increased from 8.1% as of June 30, 2017 to 14.1% as of June 30, 2018, mainly as a result of entry into swaps and options agreements during the period and accounts pending liquidation.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2017 and June 30, 2018.

	IFRS
	As of December 31,		As of June 30,
	2017		2018
	(Millions of pesos)		(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	256,635	282,627
Non-interest-bearing deposits		165,393	168,793
Subtotal	Ps.	422,028	451,420
Time deposits
Notes with interest payable at maturity	Ps.	141,883	152,501
Fixed-term deposits(1)		5,598	5,523
Foreign currency time deposits(2)		15,119	18,778
Subtotal	Ps.	162,600	176,802
Total	Ps.	584,628	628,222

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(1)	As of December 31, 2017 and June 30, 2018, we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.

(2)	As of December 31, 2017, includes Ps.3,136 million of foreign currency time deposits from other credit institutions. As of June 30, 2018, includes Ps.3,074 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of June 30, 2018.

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Certificate of deposit (unsecured)	19	01/15/2019	7.65%
Certificate of deposit (unsecured)	16	11/30/2018	7.69%
Certificate of deposit (unsecured)	19	12/05/2018	7.70%
Certificate of deposit (unsecured)	20	12/07/2018	7.72%
Certificate of deposit (unsecured)	27	12/06/2018	7.70%
Certificate of deposit (unsecured)	28	12/20/2018	7.66%
Certificate of deposit (unsecured)	22	01/14/2019	7.65%
Certificate of deposit (unsecured)	11	12/27/2018	7.68%
Certificate of deposit (unsecured)	23	12/26/2018	7.68%
Certificate of deposit (unsecured)	8	12/03/2018	7.69%
Certificate of deposit (unsecured)	11	12/04/2018	7.70%
Certificate of deposit (unsecured)	18	12/10/2018	7.87%
Certificate of deposit (unsecured)	31	12/11/2018	7.88%
Certificate of deposit (unsecured)	29	12/13/2018	7.90%
Certificate of deposit (unsecured)	28	12/14/2018	7.90%
Certificate of deposit (unsecured)	24	12/17/2018	7.65%
Certificate of deposit (unsecured)	13	12/19/2018	7.65%
Certificate of deposit (unsecured)	37	12/31/2018	7.69%
Certificate of deposit (unsecured)	40	12/21/2018	7.67%
Certificate of deposit (unsecured)	15	01/03/2019	7.70%
Certificate of deposit (unsecured)	28	01/04/2019	7.72%
Certificate of deposit (unsecured)	28	01/07/2019	7.87%
Certificate of deposit (unsecured)	23	01/08/2019	7.88%
Certificate of deposit (unsecured)	26	01/09/2019	7.89%
Certificate of deposit (unsecured)	21	01/10/2019	7.90%
Certificate of deposit (unsecured)	16	01/23/2019	7.68%
Certificate of deposit (unsecured)	13	12/18/2018	7.65%
Certificate of deposit (unsecured)	28	12/24/2018	7.67%
Certificate of deposit (unsecured)	36	12/28/2018	7.69%
Certificate of deposit (unsecured)	8	01/02/2019	7.70%
Certificate of deposit (unsecured)	16	01/11/2019	7.90%
Certificate of deposit (unsecured)	13	01/16/2019	7.65%
Certificate of deposit (unsecured)	20	01/17/2019	7.66%
Certificate of deposit (unsecured)	20	01/18/2019	7.67%
Certificate of deposit (unsecured)	23	01/21/2019	7.67%
Certificate of deposit (unsecured)	21	01/22/2019	7.67%
Certificate of deposit (unsecured)	19	01/25/2019	7.69%
Certificate of deposit (unsecured)	34	01/28/2019	7.69%
Certificate of deposit (unsecured)	24	01/29/2019	7.70%
Certificate of deposit (unsecured)	39	01/30/2019	7.70%
Certificate of deposit (unsecured)	28	01/24/2019	7.68%
Certificate of deposit (unsecured)	65	01/31/2019	7.70%
Certificate of deposit (unsecured)	9	06/20/2019	8.45%
Certificate of deposit (unsecured)	12	06/21/2019	8.47%
Certificate of deposit (unsecured)	26	06/24/2019	8.62%
Certificate of deposit (unsecured)	8	06/25/2019	8.63%
Certificate of deposit (unsecured)	23	06/26/2019	8.64%
Certificate of deposit (unsecured)	40	06/27/2019	8.65%
Certificate of deposit (unsecured)	40	06/28/2019	8.65%
Certificate of deposit (unsecured)	300	09/10/2018	0.00%
Certificate of deposit (unsecured)	7	11/20/2018	7.65%

52

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Certificate of deposit (unsecured)	1,000	07/17/2018	7.95%
Certificate of deposit (unsecured)	50	07/27/2018	8.10%
Certificate of deposit (unsecured)	300	08/13/2018	0.00%
Certificate of deposit (unsecured)	1,100	08/16/2018	7.95%
Certificate of deposit (unsecured)	100	08/16/2018	7.94%
Certificate of deposit (unsecured)	3,800	08/17/2018	7.96%
Certificate of deposit (unsecured)	2,000	09/13/2018	7.94%
Certificate of deposit (unsecured)	500	09/13/2018	7.94%
Certificate of deposit (unsecured)	1,200	09/17/2018	8.11%
Certificate of deposit (unsecured)	500	11/05/2018	7.93%
Certificate of deposit (unsecured)	300	09/21/2018	0.00%
Certificate of deposit (unsecured)	2,000	11/01/2018	7.92%
Certificate of deposit (unsecured)	1	11/16/2018	7.90%
Certificate of deposit (unsecured)	600	11/28/2018	7.92%
Certificate of deposit (unsecured)	7	11/22/2018	7.66%
Certificate of deposit (unsecured)	5	11/23/2018	7.67%
Certificate of deposit (unsecured)	6	11/27/2018	7.67%
Certificate of deposit (unsecured)	300	11/28/2018	7.92%
Certificate of deposit (unsecured)	6	11/15/2018	7.90%
Certificate of deposit (unsecured)	11	11/29/2018	7.68%
Certificate of deposit (unsecured)	1,200	12/06/2018	7.95%
Certificate of deposit (unsecured)	1	11/14/2018	7.89%
Certificate of deposit (unsecured)	4	11/28/2018	7.68%
Certificate of deposit (unsecured)	6	11/21/2018	7.65%
Certificate of deposit (unsecured)	4	11/26/2018	7.67%
Certificate of deposit (unsecured)	2,000	12/20/2018	7.89%
Certificate of deposit (unsecured)	550	02/01/2019	7.92%
Certificate of deposit (unsecured)	1,000	12/20/2018	7.95%
Certificate of deposit (unsecured)	1,050	01/17/2019	7.95%
Certificate of deposit (unsecured)	1,000	02/08/2019	8.13%
Certificate of deposit (unsecured)	60	02/11/2019	7.88%
Certificate of deposit (unsecured)	900	02/15/2019	7.95%
Certificate of deposit (unsecured)	1,000	02/08/2019	7.95%
Certificate of deposit (unsecured)	1,500	03/15/2019	7.95%
Certificate of deposit (unsecured)	700	02/25/2019	7.95%
Certificate of deposit (unsecured)	1,500	03/26/2019	7.95%
Certificate of deposit (unsecured)	1,000	05/16/2019	7.95%
Certificate of deposit (unsecured)	800	06/13/2019	7.91%
Certificate of deposit (unsecured) - USD	33	07/10/2018	1.15%
Certificate of deposit (unsecured) - USD	22	07/10/2018	1.15%
Certificate of deposit (unsecured) - USD	22	07/12/2018	1.15%
Certificate of deposit (unsecured) - USD	523	07/10/2018	1.76%
Certificate of deposit (unsecured) - USD	12	07/02/2018	1.05%
Certificate of deposit (unsecured) - USD	23	07/02/2018	1.05%
Certificate of deposit (unsecured) - USD	76	07/03/2018	0.98%
Certificate of deposit (unsecured) - USD	64	07/18/2018	1.02%
Certificate of deposit (unsecured) - USD	35	07/18/2018	1.02%
Certificate of deposit (unsecured) - USD	927	07/26/2018	2.00%
Certificate of deposit (unsecured) - USD	3	11/06/2018	0.98%

53

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Certificate of deposit (unsecured) - USD	3	11/06/2018	0.98%
Certificate of deposit (unsecured) - USD	1	07/31/2018	0.50%
Certificate of deposit (unsecured) - USD	3	07/31/2018	0.99%
Certificate of deposit (unsecured) - USD	1	07/31/2018	0.40%
Certificate of deposit (unsecured) - USD	3,938	11/14/2018	2.21%
Structured bank bonds	100	07/20/2018	10%
Structured bank bonds	100	07/27/2018	10%
Structured bank bonds	75	07/16/2018	Guaranteed rate subject to SXDP
Structured bank bonds	11	08/17/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	15	06/27/2019	Guaranteed rate subject to IPC
Structured bank bonds	16	02/20/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	25	07/06/2018	0.25%
Structured bank bonds	65	07/20/2018	0.25%
Structured bank bonds	44	07/13/2018	0.25%
Structured bank bonds	29	08/03/2018	0.25%
Structured bank bonds	44	07/27/2018	0.25%
Structured bank bonds	10	07/10/2018	43.74%
Structured bank bonds(*)	128	07/12/2018	Guaranteed rate subject to EURO SX6E
Structured bank bonds(*)	11	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	6	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	134	08/30/2018	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	175	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	172	09/26/2018	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	137	09/27/2018	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	106	09/20/2018	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	22	11/16/2018	Guaranteed rate subject to S&P 500, BMV-IPC
Structured bank bonds(*)	12	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	111	02/21/2019	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	55	03/01/2019	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	20	03/05/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	529	03/25/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	29	03/27/2019	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	11	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	19	04/03/2019	Guaranteed rate subject to NIKKEI 225

54

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds(*)	113	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	51	04/26/2019	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	14	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	124	05/29/2019	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	27	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	116	06/24/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	21	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	2	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	217	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	58	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	06/26/2019	TIIE
Structured bank bonds(*)	99	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	90	09/25/2019	TIIE
Structured bank bonds(*)	96	10/16/2019	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	20	10/03/2019	Guaranteed rate subject to NKY and SXE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	66	11/22/2019	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	16	02/20/2020	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	273	06/02/2020	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	157	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	15	12/19/2019	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	36	12/27/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	744	10/23/2020	TIIE
Structured bank bonds(*)	516	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	43	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	205	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	157	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	123	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	40	02/23/2021	TIIE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	5	03/16/2021	TIIE
Structured bank bonds(*)	331	04/23/2021	TIIE

55

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds(*)	17	05/12/2021	TIIE
Structured bank bonds(*)	57	05/24/2021	TIIE
Structured bank bonds(*)	180	05/17/2019	Guaranteed rate subject to EURO STOXX 50
Senior notes	19,500	11/09/2022	4.125%
Promissory notes	772	07/02/2018	7.75%
Promissory notes	8,000	07/02/2018	7.75%
Promissory notes	4,500	07/02/2018	7.75%
Promissory notes	60	07/10/2018	7.50%
Promissory notes	62	07/02/2018	7.70%
Promissory notes	511	08/03/2018	7.58%
Promissory notes	1,022	08/06/2018	7.57%
Promissory notes	499	08/10/2018	7.56%
Promissory notes	1,116	08/22/2018	7.53%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 basis points
Unsecured bonds – USD	6,497	02/10/2020	LIBOR + 20 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Mortgage-backed bonds	120	05/25/2032	5.00%
Mortgage-backed bonds	14	05/25/2032	6.40%
Tier II Subordinated Capital Notes	26,088	10/20/2046	5.95%
Subordinated Additional Tier 1	9,826	01/30/2024	8.50%
	136,251
Transaction costs and accrued interest	505
Total issuances	136,756

(1)	Equals funding amounts taking into consideration redemptions. See Note 9.c of our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

(2)	Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

(3)	Referred to in the local Mexican market as bonos bancarios estructurados.

(4)	Referred to in the local Mexican market as certificados bursátiles bancarios.

(5)	Referred to in the local Mexican market as certificados bursátiles.

(6)	Referred to in the local Mexican market as pagaré con rendimiento liquidable al vencimiento.

E.       Off-Balance Sheet Arrangements

In the ordinary course of our business we are a party of certain activities to manage credit, market and operational risk. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in Note 31 of our audited financial statements included in the 2017 Form 20-F.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps.215,461 million and Ps.226,035 million as of December 31, 2017 and June 30, 2018, respectively.

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guaranty and collateral requirements on a case-by-case basis depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable as well as deposits, stocks, bonds and other tradable securities that are generally held in our possession or at another

56

appropriate custodian or depository. The collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is required when it is considered necessary by us.

57

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2017 and as of June 30, 2018:

	As of December 31,		As of June 30,
	2017		2018
		(Millions of pesos)	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	215,461	226,035
Assets in trust or mandate:
Trusts		161,706	168,089
Mandates(1)		1,161	1,454
Assets in custody or under administration(2)		3,219,980	3,209,606
Subtotal	Ps.	3,598,309	3,605,184
Collateral received		76,618	133,931
Collateral received and sold or pledged as guarantee(3)		46,221	57,487
Investment banking transaction on behalf of third parties (net)(4)		130,240	58,533
Subtotal		253,079	249,951
Total	Ps.	3,851,388	3,855,135

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)	This account includes the activity of third-party assets and securities received in custody or to be managed by us.

(3)	Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by us.

F.       Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations as of June 30, 2018.

	Payment due by period
	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total
	(Millions of pesos)
Demand deposits	451,420	—	—	—	451,420
Time deposits	171,235	3,635	2,630	1,224	178,724
Bank and other loans(1)	90,475	5,955	7,477	7,647	111,554
Marketable debt securities(1)	80,685	500	19,514	143	100,842
Subordinated liabilities	1,351	—	—	34,563	35,914
Repurchase agreements	94,081	—	—	—	94,081
Short positions	87,017	—	—	—	87,017
Operating lease obligations	1,367	2,492	1,808	3,486	9,153
Sundry creditors and other payables	45,947	2,621	—	2,631	51,199
Contractual interest payments(2)	42,254	661	1,919	2,840	47,674
Total	1,065,832	15,864	33,348	52,534	1,167,578

(1)	Includes interest payments that are calculated by applying the interest rate in effect at June 30, 2018.

(2)	Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of June 30, 2018 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.       Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements” in this report on Form 6-K.

58

ITEM 4. LEGAL PROCEEDINGS

We are subject to certain claims and are party to certain legal proceedings in the normal course of our business. Except as noted below, we do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our financial condition or results of operations. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our affiliates or subsidiaries or has a material interest adverse to us or to our affiliates or subsidiaries.

On March 30, 2018, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against us, along with several other banks, alleging that we violated U.S. antitrust laws by conspiring with other banks to rig auctions and fix the prices of Mexican government bonds (“MGBs”) resulting in inflating prices. The lawsuit is premised upon allegations that Banco Santander Mexico and the other defendants rigged auctions of MGBs through collusive bidding and information sharing, sold MGBs purchased at auction at artificially higher prices and agreed to fix the “bid-ask” price in order to increase the asking price at which the MGBs were sold. Additionally, the complaint alleges that, as a result of the foregoing, MGB prices were between 20% and 50% higher than they otherwise would have been in a competitive market. We intend to vigorously defend against this actions. However, there is no assurance that we will be successful in our defense or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of the action. We are unable to predict the outcome or reasonably estimate a range of possible loss at this time.

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of June 30, 2018, we have recognized Ps.1,473 million (U.S.$29,005.1 million) as provisions for these legal actions (including tax-related litigation). These provisions are presented under the “Provisions for tax and legal matters” line item in our unaudited financial statements.

We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters, to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our actual losses may differ materially from recognized amounts.

ITEM 5. RECENT EVENTS

Share Repurchase Fund

On May 22, 2018, we established a fund for the repurchase of our shares. This fund was created pursuant to the provisions set forth in article 56 section IV of the Mexican Securities Market Law for an amount of Ps.12,800 million and was approved by the Ordinary General Shareholders’ Meeting held on February 21, 2018. As of June 30, 2018, 1,247,868 shares had been repurchased pursuant to this fund for an aggregate amount of Ps.33.5 million (calculated using a price of Ps.26.83 per share, the closing price of our shares on the BMV as of June 29, 2018).

Recent political developments in Mexico may have an adverse effect on us.

Mexico held general elections on July 1, 2018. At the federal level, Mexican citizens elected a new president, 500 members of the Chamber of Deputies and 128 members to the Senate, in addition to the thousands of state and municipal positions. In total, more than 3,400 elected positions were voted on, making the 2018 election unprecedented in its scope and impact on Mexico’s political landscape.

Andrés Manuel Lopez Obrador of the Morena-PES-PT coalition received over 53% of the vote of the presidential election, more than double the total of his closest rival, and will become the 58th president for a period of six years starting on December 1, 2018. The Morena party also gained an absolute majority in congress and is close to having the numbers required to put forth votes on constitutional changes. As a result of its landslide victory in both the presidential and congressional elections, the Morena party has a strong mandate in both the executive and legislative branches.

The Morena party has populist roots and Mr. Lopez Obrador has in the past indicated that he would consider rolling back several reforms put in place by the previous administration intended to liberalize markets in Mexico. Mr. Lopez Obrador’s messaging regarding economic plans post-election have been pro-market and conciliatory,

59

with an explicit emphasis on the importance of central bank autonomy and balanced public finances. With respect to the banking sector, Mr. Lopez Obrador has stressed in the past the importance of credit as a driver of economic development and the need for more competition in the sector. However, Mr. Lopez Obrador will not take office until December 1, 2018 and key details regarding the new administration’s plans are still developing and currently contain no specific details about the intended plans for the banking and financial sectors. Future political developments, over which we have no control, could have an unfavorable impact on our financial position or results of operations. In particular, the future government may implement significant changes in laws, public policies and/or regulations that could affect the Mexican banking industry, in particular, or Mexico's political and economic situation, more broadly, either of which could have a material adverse effect on us.

60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 17, 2018

61

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and Subsidiaries

Unaudited condensed consolidated financial statements in accordance with International Financial Reporting Standards as of December 31, 2017 and June 30, 2018, and for the six-month periods ended June 30, 2017 and 2018

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND JUNE 30, 2018

(Millions of Pesos)

ASSETS	Note	12/31/2017	06/30/2018	LIABILITIES AND EQUITY	Note	12/31/2017	06/30/2018

CASH AND BALANCES WITH CENTRAL BANK		57,687	96,680	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR
				LOSS:		-	243,556
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		-	300,241	Trading derivatives	22	-	156,539
Debt instruments	5	-	138,490	Short positions	9	-	87,017
Equity instruments	5	-	4,153
Trading derivatives	22	-	157,598	FINANCIAL LIABILITIES HELD FOR TRADING:		239,725	-
				Trading derivatives	22	171,282	-
FINANCIAL ASSETS HELD FOR TRADING:		315,570	-	Short positions	9	68,443	-
Debt instruments	5	147,747	-
Equity instruments	5	2,562	-	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Trading derivatives	22	165,261	-	PROFIT OR LOSS:	9	120,653	99,849
				Deposits from Central Bank – Repurchase agreements		22,417	17,220
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH	5			Depoits from credit institutions – Repurchase agreements		5,942	11,037
PROFIT OR LOSS:		51,705	99,123	Customer deposits – Repurchase agreements		81,790	65,824
Loans and advances to credit institutions – Reverse repurchase agreements		46,087	93,606	Marketable debt securities		10,504	5,768
Loans and advances to customers – Reverse repurchase agreements		5,618	5,517
				FINANCIAL LIABILITIES AT AMORTIZED COST:	9	820,431	894,731
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER				Deposits from credit institutions		76,515	88,930
COMPREHENSIVE INCOME:	5	-	97,021	Customer deposits		608,776	652,768
Loans and advances to customers		-	1,727	Marketable debt securities		85,792	95,074
Debt instruments		-	94,757	Subordinated liabilities		35,885	35,914
Equity instruments		-	537	Other financial liabilities		13,463	22,045

AVAILABLE-FOR-SALE FINANCIAL ASSETS:	5	165,742	-	HEDGING DERIVATIVES	23	11,091	9,348
Debt instruments		164,947	-
Equity instruments		795	-	PROVISIONS:	10	6,730	6,670
				Provisions for pensions and similar obligations		3,860	4,077
FINANCIAL ASSETS AT AMORTIZED COST:	5	-	743,737	Provisions for tax and legal matters		1,072	1,473
Loans and advances to credit institutions		-	49,648	Provisions for off- balance sheet risk		1,032	1,045
Loans and advances to customers, net		-	641,629	Other provisions		766	75
Debt instruments		-	52,460
				TAX LIABILITIES:		71	69
LOANS AND RECEIVABLES:	5	679,300	-	Current		20	8
Loans and advances to credit institutions		59,122	-	Deferred		51	61
Loans and advances to customers, net		609,420	-
Debt instruments		10,758	-	OTHER LIABILITIES		15,080	22,484

HEDGING DERIVATIVES	23	15,116	16,325	TOTAL LIABILITIES		1,213,781	1,276,707

NON-CURRENT ASSETS HELD FOR SALE	6	1,295	1,286	SHAREHOLDERS' EQUITY:	11	116,558	120,311
				Share capital		8,086	25,660
TANGIBLE ASSETS	7	6,498	6,411	Share premium		16,956	-
				Accumulated reserves		72,838	84,784
INTANGIBLE ASSETS:	8	6,960	7,121	Profit for the period attributable to the Parent		18,678	9,867
Goodwill		1,734	1,734
Other intangible assets		5,226	5,387	VALUATION ADJUSTMENTS:		(1,177)	(61)
				Available-for-sale financial assets		(1,533)	-
TAX ASSETS:		20,209	20,346	Financial assets at fair value through other comprehensive income		-	(106)
Current		3,609	4,197	Cash flow hedges		356	45
Deferred		16,600	16,149
				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE		115,381	120,250
OTHER ASSETS		9,109	8,687	PARENT

				NON-CONTROLLING INTERESTS		29	21

				TOTAL EQUITY		115,410	120,271
TOTAL ASSETS		1,329,191	1,396,978	TOTAL LIABILITIES AND EQUITY		1,329,191	1,396,978

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated balance sheets.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2017 AND 2018

(Millions of Pesos)

	Note	06/30/2017	06/30/2018

Interest income and similar income	12	47,209	47,370
Interest income from financial assets at fair value through profit or loss	13	-	6,577
Interest expenses and similar charges	14	(20,004)	(24,151)
NET INTEREST INCOME		27,205	29,796
Dividend income	15	147	142
Fee and commission income	16	10,090	11,177
Fee and commission expenses	17	(2,690)	(3,258)
Gains/(losses) on financial assets and liabilities (net)	18	1,964	922
Exchange differences (net)		9	-
Other operating income		267	330
Other operating expenses		(1,721)	(2,243)
TOTAL INCOME		35,271	36,866
Administrative expenses:		(12,193)	(13,783)
Personnel expenses		(5,996)	(6,832)
Other general administrative expenses		(6,197)	(6,951)
Depreciation and amortization		(1,218)	(1,447)
Impairment losses on financial assets not at fair value through profit or loss (net):		(9,865)	(8,488)
Loans and receivables	5	(9,865)	-
Financial assets at fair value through other comprehensive income		-	(3)
Financial assets at amortized cost	5	-	(8,485)
Impairment losses on other assets (net):		(26)	-
Non-current assets held for sale		(26)	-
Provisions (net)		(118)	(358)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		2	3
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		57	9
OPERATING PROFIT BEFORE TAX		11,910	12,802
Income tax	24	(2,595)	(2,935)
PROFIT FOR THE PERIOD		9,315	9,867
Profit attributable to the Parent		9,315	9,867
Profit attributable to non-controlling interests		-	-

EARNING PER SHARE (pesos)	3
Basic earnings per share		1.37	1.46
Diluted earnings per share		1.37	1.45

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated income statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2017 AND 2018

(Millions of Pesos)

	Note	06/30/2017	06/30/2018

PROFIT FOR THE PERIOD		9,315	9,867

OTHER COMPREHENSIVE INCOME:

Items that will not be reclassified subsequently to the unaudited condensed consolidated income statement:
Remeasurement of defined benefit obligation from the period		57	(40)
Changes in the fair value of equity instruments at fair value through other comprehensive income		-	(11)
Changes in the fair value attributable to change in the credit risk of financial liabilities designated at fair value through profit or loss		-	(58)
Income tax relating to items that will not be reclassified subsequently		(18)	33

		39	(76)

Items that may be reclassified subsequently to the unaudited condensed consolidated income statement:
Financial assets at fair value through other comprehensive income:
Valuation adjustments		-	(136)
Amounts reclassified to unaudited condensed consolidated income statement		-	(8)
Impairment of debt securities accounted at fair value through other comprehensive income		-	3
Income tax		-	(38)

Available-for-sale financial assets:
Valuation adjustments		2,129	-
Amounts reclassified to unaudited condensed consolidated income statement		(9)	-
Income tax		(575)	-

Cash flow hedges:
Valuation adjustments		(796)	(422)
Amounts reclassified to unaudited condensed consolidated income statement		(126)	(22)
Income tax		276	133

		899	(490)

Other comprehensive income for the period, net of income tax		938	(566)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		10,253	9,301

Attributable to the Parent		10,253	9,301
Attributable to non-controlling interests		-	-

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of comprehensive income.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2017 AND 2018

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non- Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2017	8,086	16,956	65,190	16,536	(1,596)	105,172	55	105,227

Consolidated profit for the period	-	-	-	9,315	-	9,315	-	9,315

Other changes in equity:
Transfer to Accumulated reserves	-	-	16,536	(16,536)	-	-	-	-
Dividends declared	-	-	(4,234)	-	-	(4,234)	-	(4,234)
Paid interests on Subordinated Additional Tier I Capital Notes	-		(172)	-	-	(172)	-	(172)
Other changes in non-controlling interests	-	-	-	-	-	-	3	3
Other comprehensive income/(loss) for the period, net of income tax	-	-	39	-	899	938	-	938
BALANCES AT JUNE 30, 2017	8,086	16,956	77,359	9,315	(697)	111,019	58	111,077
BALANCES AT JANUARY 1, 2018	8,086	16,956	72,838	18,678	(1,177)	115,381	29	115,410
Initial application of IFRS 9 (see Note 1c)	-	-	(2,279)	-	1,614	(665)	-	(665)
RESTATED BALANCES AT JANUARY 1, 2018	8,086	16,956	70,559	18,678	437	114,716	29	114,745
Consolidated profit for the period	-	-	-	9,867	-	9,867	-	9,867

Other changes in equity:
Transfer to Accumulated reserves	-	-	18,678	(18,678)	-	-	-	-
Dividends declared	-	-	(4,279)	-	-	(4,279)	-	(4,279)
Recognition of equity-settled share-based payments	-	-	100	-	-	100	-	100
Treasury shares	-	-	(291)	-	-	(291)	-	(291)
Paid interests on Subordinated Additional Tier I Capital Notes	-	-	(292)	-	-	(292)	-	(292)
Other changes in non-controlling interests	-	-	-	-	-	-	14	14

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non- Controlling Interests	Total Equity
Other comprehensive income/(loss) for the period,net of income tax	-	-	(68)	-	(498)	(566)	-	(566)
Gain on sale of the Custody business, net of income tax (see Note 1h)	-	-	595	-	-	595	-	595

Changes in equity from Corporate Restructuring (see Note 1h):
Amounts recognized from merger of entities	-	-	100	-	-	100	(22)	78
Capitalization of Share premium and Accumulated reserves	17,574	(16,956)	(618)	-	-	-	-	-
Recognition of equity-settled share-based payments	-	-	319	-	-	319	-	319
Loss on sale of the Brokerage House, net of income tax	-	-	(19)	-	-	(19)	-	(19)
BALANCES AT JUNE 30, 2018	25,660	-	84,784	9,867	(61)	120,250	21	120,271

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of changes in total equity.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2018

(Millions of Pesos)

	06/30/2017	06/30/2018
A. CASH FLOWS FROM OPERATING ACTIVITIES:	(24,910)	45,346
Profit for the period	9,315	9,867

Adjustments made to obtain the cash flows from operating activities-	2,761	4,467
Depreciation and amortization	1,218	1,447
Impairment losses on other assets (net)	26	-
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(57)	(9)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(2)	(3)
Income tax expense recognized in unaudited condensed consolidated income statement	2,595	2,935
Expense recognized with respect to share-based payments	103	100
Effect of foreign exchange rate changes on foreign currency cash deposits	156	(17)
Effect of foreign exchange rate changes on foreign currency Subordinated Additional Tier I Capital Notes	(1,278)	14

Net (increase)/decrease in operating assets-	51,578	(28,597)
Financial assets held for trading/ Financial assets at fair value through profit or loss	94,822	15,294
Other financial assets at fair value through profit or loss	(68,710)	(47,418)
Remeasurement of debt instruments reclassified to amortized cost	-	2,287
Available-for-sale financial assets/ Financial assets at fair value through other comprehensive income	13,305	(7,334)
Loans and receivables/ Financial assets at amortized cost	16,173	8,593
Other operating assets	(4,012)	(19)

Net increase/(decrease) in operating liabilities-	(88,564)	63,357
Financial liabilities held for trading/ Financial liabilities at fair value through profit or loss	(28,744)	3,831
Other financial liabilities at fair value through profit or loss	(49,393)	(20,804)
Financial liabilities at amortized cost	11,335	74,949
Other operating liabilities	(20,047)	5,381
Income tax paid	(1,862)	(3,890)
Dividends received from equity instruments	147	142

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(1,447)	419
Payments-	(1,449)	(1,523)
Tangible assets	(416)	(463)
Intangible assets	(1,033)	(1,060)

Proceeds-	2	1,942
Disposal of tangible assets	2	3
Disposal of the Brokerage House	-	1,175
Disposal of the Custody business	-	764

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(4,481)	(6,789)
Payments	(4,481)	(6,789)
Dividends paid	(4,234)	(6,101)
Paid interests on Subordinated Additional Tier I Capital Notes	(247)	(397)
Purchase of own shares (treasury shares)	-	(291)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	(156)	17
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(30,994)	38,993
F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	78,663	57,687
G. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	47,669	96,680

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of cash flows.

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and Subsidiaries

Notes to the unaudited condensed consolidated financial statements as of December 31, 2017 and June 30, 2018 and for the six-month periods ended June 30, 2017 and 2018

(In millions of Mexican pesos)

1.	Introduction, basis of presentation of the unaudited condensed consolidated financial statements and other information

a)	Introduction

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (hereinafter, Banco Santander (México)) together with its subsidiaries (hereinafter, the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A. de C.V. (hereinafter, “the Group”, “Parent” or “Parent company”), which holds 74.96% of its common stock and is regulated by, among others, the Credit Institutions Law (“Ley de Instituciones de Crédito”), the General Provisions Applicable to Credit Institutions, Regulated Multiple Purpose Finance Entities and Market Participants in Relation to Derivatives Contracts Listed on the Mexican Market issued by the Mexican National Banking and Securities Commission (hereinafter, the “CNBV”) and the Mexican Central Bank (hereinafter, “the Central Bank”). The Bank is also subject to the supervision and oversight of CNBV and the Central Bank.

The Bank’s main activity is to render banking and credit services under the terms of applicable laws, which services include, among others, reception of deposits, granting of loans, trading of securities and the execution of trust contracts.

Per legal requirements, the Bank has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Bank are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

The unaudited condensed consolidated financial statements were authorized for issuance by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Bank on September 7, 2018. Consequently, they do not reflect events occurring after that date. These unaudited condensed consolidated financial statements are pending the approval of the Board of Directors.

b)	Basis of presentation of the unaudited condensed consolidated financial statements

These unaudited condensed consolidated financial statements were prepared and are presented in accordance with the International Accounting Standard (IAS) 34 Interim Financial Reporting from International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”).

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issuance, focusing on new activities, events and circumstances occurring during the six-month period ended June 30, 2018, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issuance.

Consequently, these unaudited condensed consolidated financial statements do not include all the information required in a complete set of condensed consolidated financial statements prepared in accordance with IFRS as issued by the IASB and, accordingly, for a proper understanding of the information included in these unaudited condensed consolidated financial statements, they should be read together with the Bank’s audited consolidated financial statements as of December 31, 2017 and for the year then ended.

Except for the adoption of new and amended Standards as set out below, as well as for the modification of the share-based payment transactions of the Bank from a cash-settled transaction to an equity-settled transaction derived from the Corporate Restructuring mentioned in Note 1d to the audited consolidated financial statements as of December 31, 2017, the accounting policies and methods used in preparing these unaudited condensed consolidated financial statements are the same as those applied in the audited consolidated financial statements as of December 31, 2017.

The unaudited condensed consolidated financial statements as of June 30, 2018 reflect all adjustments which are, in the opinion of Management, necessary to a fair statement of the results for the interim periods presented and all such adjustments are of a normal recurring nature.

The Bank has adopted the new or revised Standards detailed below.

•	Annual Improvements to IFRS 2014 – 2016 Cycle

•	Amendments to IAS 40 Transfer of Investment Property

•	Amendments to IFRS 2 Classification and measurement of share-based payment transactions

•	IFRS 9 Financial instruments

•	IFRS 15 Revenue from contracts with clients

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration

Annual Improvements to IFRS 2014 – 2016 Cycle

(Effective for annual periods beginning on or after January 1, 2018)

Standard	Subject of amendment	Details
IAS 28 Investments in Associates and Joint Ventures	Measuring an associate or joint venture at fair value

The amendments clarify that the option for a venture capital organization and other similar entities to measure investments in associates and joint ventures at fair value through profit and loss is available separately for each associate or joint venture, and that election should be made at initial recognition of the associate or joint venture.

In respect of the option for an entity that is not an investment entity to retain the fair value measurement applied by its associates and joint ventures that are investment entities when applying the equity method, the amendments make a similar clarification that this choice is available for each investment entity associate of investment entity joint venture.

The amendments apply retrospectively. Early adoption is permitted.

The application of these amendments did not have an impact in the amounts recognized in the Bank’s unaudited condensed consolidated financial statements.

Amendments to IAS 40 - Transfers of Investment Property

(Effective for annual periods beginning on or after January 1, 2018, early adoption is permitted)

The amendments reflect the principle that a change in use would involve:

•	An assessment of whether a property meets, or has ceased to meet, the definition of investment property; and

•	Supporting evidence that a change in use has occurred.

The amendments also emphasize that a change in Management’s intentions, alone, would not be enough to support a transfer of property. An entity must have taken observable actions to support such a change.

The application of these amendments did not have an impact in the amounts recognized in the Bank’s unaudited condensed consolidated financial statements as the Bank does not hold any investment property.

Amendments to IFRS 2 - Classification and measurement of share-based payment transactions

(Effective for annual periods beginning on or after January 1, 2018, early adoption is permitted)

The amendments clarify the following:

•	In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments, which requires that vesting conditions, other than market conditions, are not taken into account when estimating the fair value of the cash-settled award.

•	Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority (typically in cash), i.e. the share-based payment arrangement has a “net settlement feature”, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

•	A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:

-	The original liability is derecognized;

-	The equity-settled share-based payment is recognized by reference to the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

-	Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

The amendments are effective for annual reporting periods beginning on or after January 1, 2018 with early adoption permitted. Specific transition provisions apply.

As a result of the Corporate Restructuring mentioned in Note 1d to the audited consolidated financial statements as of December 31, 2017, the share-based variable compensation plans of the Bank will be settled through its own equity instruments since January 1, 2018. Accordingly the share-based payment transactions of the Bank changed from cash-settled transactions to equity-settled transactions. The original liability amounted to 369 million pesos which was derecognized consequently.

IFRS 9 Financial instruments

(Mandatory for annual periods beginning on or after January 1, 2018, early adoption is permitted)

IFRS 9 establishes the recognition and measurement requirements for financial instruments and certain classes of contracts for trades involving non-financial assets. IFRS 9 also significantly amends other Standards dealing with financial instruments such as IFRS 7. The Bank has applied these requirements retrospectively, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements. The main aspects of the new Standard are described in Note 2b.

The Bank’s main activity revolves around retail and commercial banking operations, and its exposure does not focus on complex financial products. The Bank's main objective is to achieve consistent classification of financial instruments in the portfolios as established under IFRS 9. The Bank has analyzed its portfolios in order to assign its financial instruments to the appropriate portfolio under IFRS 9, and except as disclosed in Note 1c and below, no significant changes have been identified.

Based on this analysis, the Bank concluded that:

•	All of its financial assets classified as loans and advances under IAS 39 Financial Instruments: Recognition and Measurement will continue to be recognized at amortized cost under IFRS 9.

•	Debt instruments classified as Available-for-sale financial assets will continue to be measured at fair value with changes recognized through other comprehensive income or at amortized cost.

•	44% of the total balance of Available-for-sale financial assets under IAS 39 has been reclassified to “Held-to-collect” business model which is accounted for at amortized cost accordingly to the business model definition of IFRS 9. The financial assets reclassified amount to 75,418 million pesos (amortized cost).

The impact of the reclassification mentioned above is an increase in Shareholders’ equity that amounts to 2,287 million pesos (1,601 million pesos, net of income tax) and corresponds to the cancellation of the valuation adjustment recognized as of December 31, 2017.

The Bank has irrevocably elected to classify non-trading equity instruments (previously classified as Available-for-sale equity instruments) as measured at fair value with changes recognized through other comprehensive income under IFRS 9.

IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, the changes in the fair value of financial liabilities designated at fair value with changes recognized through profit or loss, due to the entity credit risk, are recognized in other comprehensive income and are not reclassified subsequently to profit or loss. The cumulative own credit risk from financial liabilities at fair value through profit or loss as of January 1, 2018, amounted to 81 million pesos (57 million pesos, net of income tax), which is deemed to be immaterial.

IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed. The Bank will continue to apply IAS 39 for hedge accounting.

Transition

The criteria established by IFRS 9 for the classification, measurement and impairment of financial assets, was applied in a retrospective way, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements.

As of January 1, 2018, the impact in allowance for impairment losses and provisions for off-balance sheet risk by applying IFRS 9 is an increase in 3,256 million pesos (2,279 million pesos, net of income tax), from 17,961 million pesos under IAS 39 model to 21,217 million pesos under IFRS 9 model.

The main causes of this impact are the requirements to recognize an allowance for impairment losses for the expected life of the transaction for financial assets where a significant risk increase has been identified after initial recognition, in addition to considering forward-looking information in the allowance for impairment losses and in the provisions for off-balance sheet risk.

The implementation of IFRS 9 has not had an effect in the capitalization ratios of the Bank since those ratios are calculated in accordance with Mexican Banking GAAP.

IFRS 15 Revenue from Contracts with Customers

(Effective for annual periods beginning on or after January 1, 2018, early adoption is permitted)

In May 2014, IFRS 15 was issued, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 superseded the following revenue Standards and Interpretations upon its effective date:

•	IAS 18 Revenue;

•	IAS 11 Construction Contracts;

•	IFRIC 13 Customer Loyalty Programmes;

•	IFRIC 15 Agreements for the Construction of Real Estate;

•	IFRIC 18 Transfers of Assets from Customers; and

•	SIC 31 Revenue - Barter Transactions Involving Advertising Services.

IFRS 15 only covers revenue arising from contracts with customers. Under IFRS 15, a customer of an entity is a party that has contracted with the entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Unlike the scope of IAS 18, the recognition and measurement of interest income and dividend income from debt and equity instruments are no longer within the scope of IFRS 15. Instead, they are within the scope of IFRS 9.

As mentioned above, the new revenue Standard has a single model to deal with revenue from contracts with customers. Its core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The new revenue Standard introduces a five-step approach to revenue recognition and measurement:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Far more prescriptive guidance has been introduced by the new revenue Standard:

•	Whether or not a contract (or a combination of contracts) contains more than one promised good or service, and if so, when and how the promised goods or services should be unbundled.

•	Whether the transaction price allocated to each performance obligation should be recognized as revenue over time or at a point in time. Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied, which is when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Unlike IAS 18, the new Standard does not include separate guidance for “sales of goods” and “provision of services”; rather, the new Standard requires entities to assess whether revenue should be recognized over time or at a particular point in time regardless of whether revenue relates to “sales of goods” or “provision of services”.

•	When the transaction price includes a variable consideration element, how it will affect the amount and timing of revenue to be recognized. The concept of variable consideration is broad; a transaction price is considered variable due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency arrangements. The new Standard introduces a high hurdle for variable consideration to be recognized as revenue – that is, only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

•	When costs incurred to obtain a contract and costs to fulfill a contract can be recognized as an asset.

IFRS 15, together with its Clarifications issued in April 2016, was effective for reporting periods beginning on or after January 1, 2018 with early adoption permitted. The majority of the revenues of the Bank are within the scope of IFRS 9. For the remaining revenues, the Bank has applied IFRS 15 retrospectively, by adjusting the opening balance as of January 1, 2018, without restating the comparative consolidated financial statements. IFRS 15 did not have any material effects on the Bank’s unaudited condensed consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

(Effective for annual periods beginning on or after January 1, 2018, early adoption is permitted)

The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or paid at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. In addition, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

The application of the aforementioned Interpretation did not have any material effects on the Bank’s unaudited condensed consolidated financial statements.

Recently issued and revised Conceptual Framework for Financial Reporting that is not mandatorily effective for preparers that develop an accounting policy based on this Conceptual Framework (but allow early adoption) for the period ending June 30, 2018

The revised Conceptual Framework for Financial Reporting (Conceptual Framework) issued in March 2018 is effective immediately for the IASB and the IFRS Interpretations Committee in setting future Standards. For entities that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, the revised Conceptual Framework is effective for annual reporting periods beginning on or after 1 January 2020, with early adoption permitted.

The Conceptual Framework sets out the fundamental concepts for financial reporting that guide the IASB in developing IFRS Standards. It helps to ensure that the Standards are conceptually consistent and that similar transactions are treated the same way, to provide useful information for investors, lenders and other creditors.

The Conceptual Framework also assists entities in developing accounting policies when no IFRS Standard applies to a particular transaction, and more broadly, helps stakeholders to understand and interpret the Standards.

The 2018 Conceptual Framework sets out:

•	the objective of general purpose financial reporting;

•	the qualitative characteristics of useful financial information;

•	a description of the reporting entity and its boundary;

•	definitions of an asset, a liability, equity, income and expenses and guidance supporting these definitions;

•	criteria for including assets and liabilities in financial statements (recognition) and guidance on when to remove them (derecognition);

•	measurement bases and guidance on when to use them;

•	concepts and guidance on presentation and disclosure; and

•	concepts relating to capital and capital maintenance.

Management does not anticipate any material impact from the adoption of the revised Conceptual Framework.

IFRS 16 Leases

(Effective for annual periods beginning on or after January 1, 2019, early adoption is permitted)

IFRS 16 establishes the principles for the recognition, valuation, presentation and disclosure of the lease arrangements, in order to ensure that both lessee and lessor provide relevant information that faithfully represents those transactions.

The Bank is carrying out a multidisciplinary project, whose objective is to identify the varieties of lease arrangements, defining the different criteria to be considered in the transition process and assessing the possible impacts of first application.

The Bank is evaluating the requirements and possible impact of this new Standard in the accounting policies, financial reporting, information technology requirements, operating processes and internal control. Despite the ongoing analysis, it is expected that the most relevant impact will correspond to real estate lease arrangements.

c)	Changes in accounting policies and accounting estimates

Changes in accounting policies

The Bank has adopted IFRS 9 as issued by the IASB in July 2014 with a date of transition of January 1, 2018, which resulted in changes in accounting policies for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets and adjustments to the amounts previously recognized in the consolidated financial statements.

As permitted by the transitional provisions of IFRS 9, the Bank elected not to restate comparative figures. As a result, some disclosures presented for certain financial assets are not comparable because their classification may have changed from IAS 39 to IFRS 9. This means that some IFRS 9 disclosures are not directly comparable and some disclosures that relate to information presented on an IAS 39 basis are no longer relevant in the current period. Any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognized in the opening balance of Accumulated reserves of the current period. The Bank has also elected to continue to apply the hedge accounting requirements of IAS 39 on adoption of IFRS 9. Consequently, the amendments to IFRS 7 Financial Instruments: Disclosures have also only been applied to the current period.

Set out below are the disclosures relating to the impact of the adoption of IFRS 9 on the Bank. Further details of the specific IFRS 9 accounting policies applied in the current period (as well as the previous IAS 39 accounting policies applied in the comparative period) are described in more detail in Notes 2b and 2c.

Impact on the unaudited condensed consolidated financial statements

The adjustments recognized for each individual line item of the unaudited condensed consolidated balance sheet are as follows:

Balance sheet (extract)	December 31, 2017 as originally presented	IFRS 9 Adjustments	January 1, 2018 Restated	Measurement category under IFRS 9

Financial assets
Available-for-sale financial assets	165,742	(165,742)	-
Financial assets at fair value through other comprehensive income (FVOCI)	-	92,611	92,611	FVOCI
Loans and receivables	679,300	(679,300)	-
Financial assets at amortized cost	-	751,448	751,448	Amortized cost

Tax assets
Deferred	16,600	286	16,886

Provisions
Provisions for off-balance sheet risk	1,032	(32)	1,000

Shareholders’ equity
Accumulated reserves	72,838	(2,279)	70,559

Valuation adjustments
Available-for-sale financial assets	(1,533)	1,614	81

The total impact on Accumulated reserves as of January 1, 2018 is as follows:

Accumulated reserves
Balance as of December 31, 2017	72,838

Increase in allowance for impairment losses and provisions for off-balance sheet risk	(3,238)
Increase in allowance for impairment losses for debt instruments at FVOCI	(18)
Increase in deferred tax assets relating to allowance for impairment losses and provisions for off-balance sheet risk	977

Adjustments to Accumulated reserves from adoption of IFRS 9 as of January 1, 2018	(2,279)

Balance as of January 1, 2018	70,559

i)	Classification and measurement

On January 1, 2018, the Bank’s Management has assessed which business model apply to the financial assets held by the Bank and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from its classification are as follows:

		Available-for-sale financial assets	Loans and receivables	FVOCI	Amortized cost
Balance as of December 31, 2017		165,742	679,300	-	-

Reclassification of debt instruments from Available-for-sale to Amortized cost	(a)	(73,131)	-	-	73,131
Remeasurement of debt instruments reclassified to Amortized cost	(a)	-	-	-	2,287
Reclassification of equity instruments from Available-for-sale to FVOCI	(b)	(795)	-	795	-
Reclassification of debt instruments from Available-for-sale to FVOCI	(c)	(91,816)	-	91,816	-
Reclassification of debt instruments from Loans and receivables to Amortized cost	(d)	-	(10,758)	-	10,758
Reclassification of Loans and advances to customers and credit institutions from Loans and receivables to Amortized cost	(e)	-	(668,542)	-	668,542
Allowance for impairment losses	(e)	-	-	-	(3,270)

Balance as of January 1, 2018		-	-	92,611	751,448

The impact of these changes on Total equity is as follows:

		Valuation adjustments: Available for sale financial assets	Valuation adjustments: Financial assets at FVOCI	Accumulated reserves
Balance as of December 31, 2017		(1,533)	-	72,838

Reclassifications of debt instruments from Available-for-sale to Amortized cost (*)	(a)	1,601	-	-
Reclassifications of equity instruments from Available-for-sale to FVOCI (*)	(b)	28	(28)	-
Reclassifications of debt instruments from Available-for-sale to FVOCI (*)	(c)	(109)	109	-
Allowance for impairment losses for debt instruments at FVOCI	(c)	18	-	(18)
Allowance for impairment losses	(e)	-	-	(3,270)
Provisions for off-balance sheet risk		-	-	32
Income tax		(5)	-	977

Balance as of January 1, 2018		-	81	70,559

(*) These amounts are presented net of income tax.

a)	Reclassification of debt instruments from Available-for-sale financial assets to Financial assets at amortized cost.

Certain debt instruments were reclassified from Available-for-sale financial assets to Financial assets at amortized cost. Such debt instruments amount to 75,418 million pesos (amortized cost) as of January 1, 2018. The impact of the reclassification is an increase in Shareholders’ equity that amounts to 2,287 million pesos (1,601 million pesos, net of income tax) related to the valuation adjustment of those debt instruments recognized as of December 31, 2017. The valuation adjustment that would have been recognized in Other comprehensive income as of June 30, 2018 if the aforementioned debt instruments had not been reclassified to Financial assets at amortized cost is a decrease of 1,633 million pesos (1,143 million pesos, net of income tax).

b)	Reclassification of equity instruments from Available-for-sale financial assets to Financial assets at FVOCI

The Bank has irrevocably elected to present in Other comprehensive income changes in the fair value of all its equity instruments previously classified as Available-for-sale financial assets, because these equity instruments are held as long-term strategic investments that are not expected to be sold in the short to medium term. Accordingly, equity instruments with a fair value of 795 million pesos were reclassified from Available-for-sale financial assets to Financial assets at FVOCI on January 1, 2018.

c)	Reclassification of debt instruments from Available-for-sale financial assets to Financial assets at FVOCI and recognition of an allowance for impairment losses for debt instruments at FVOCI

Debt instruments with a fair value of 91,816 million pesos were reclassified from Available-for-sale financial assets to Financial assets at FVOCI on January 1, 2018.

As of January 1, 2018, it was recognized in Other comprehensive income an allowance for impairment losses for debt instruments at FVOCI of 18 million pesos (13 million pesos, net of income tax) with a corresponding charge to Accumulated reserves.

d)	Reclassification of debt instruments from Loans and receivables to Financial assets at amortized cost

Debt instruments with a carrying value of 10,758 million pesos were reclassified from Loans and receivables to Financial assets at amortized cost on January 1, 2018.

e)	Reclassification of Loans and advances to customers and credit institutions from Loans and receivables to Financial assets at amortized cost and recognition of the allowance for impairment losses for Loans and advance to customers at amortized cost

Loans and advances to customers and credit institutions for an amount of 668,542 million pesos (carrying value) were reclassified from Loans and receivables to Financial assets at amortized cost on January 1, 2018.

As of January 1, 2018, it was recognized an increase of 3,270 million pesos in the allowance for impairment losses for Loans and advance to customers at amortized cost with a corresponding charge to Accumulated reserves.

ii)	Impairment of financial assets

The reconciliation of the allowance for impairment losses and of the provisions for off-balance sheet risk measured in accordance with the IAS 39 incurred loss model and the allowance for impairment losses and the provisions for off-balance sheet risk measured in accordance with the IFRS 9 expected loss model as of January 1, 2018, is as follows:

	December 31, 2017	Remeasurements	January 1, 2018

Loans and advances to customers	16,929	3,270	20,199
Loans and advances to credit institutions	-	-	-
Debt instruments	-	18	18
Contingent commitments:
Available lines of credit cards and non-revolving consumer loans	838	4	842
Guarantees and loan commitments of commercial and public sector loans	194	(36)	158

Total	17,961	3,256	21,217

As of January 1, 2018, there was no material impact on the allowance for impairment losses of Other assets from the initial application of IFRS 9.

iii)	Coverage ratio

As of January 1 2018, the coverage ratio of the Bank (defined as the allowance for impairment losses divided by total Loans and advances to customers at amortized cost) was as follows:

Loans and advances to customers	As of January 1, 2018
	Stage 1	Stage 2	Stage 3	Total
Carrying amount	583,871	24,346	18,132	626,349
Allowance for impairment losses	7,456	4,780	7,963	20,199
Coverage ratio	1.28%	19.63%	43.92%	3.22%

Changes in accounting estimates

Unless otherwise described in these six-month period unaudited condensed consolidated financial statements, the consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement basis and estimates used by the Management in preparing the six-month period unaudited condensed consolidated financial statements. The main accounting policies and measurement basis are described in Note 2 to the unaudited condensed consolidated financial statements.

These estimates, which were made based on the best information available, relate to the following:

-	Fair value measurement of certain financial instruments;

-	Fair value estimates used in disclosures;

-	Allowance for impairment losses and provisions for off-balance sheet risk;

-	Provisions for pensions and similar obligations;

-	The recognition and measurement of certain provisions and contingencies;

-	The recognition and measurement of deferred tax assets;

-	Income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Bank for the full financial year;

-	Goodwill and business combinations; and

-	Impairment of goodwill.

During the six-month period ended June 30, 2018 there were no significant changes in the estimates made at 2017 year-end other than those indicated in these unaudited condensed consolidated financial statements.

d)	Comparative information

The information regarding 2017 and contained in these unaudited consolidated financial statements is presented for comparison purposes only.

e)	Seasonality of the Bank’s transactions

In view of the business activities carried on by the Bank’s entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the unaudited condensed consolidated financial statements as of June 30, 2018 and for the six-month period then ended.

f)	Materiality

In determining the information to be disclosed on the various items in the unaudited condensed consolidated financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation to the unaudited condensed consolidated financial statements as of June 30, 2018 and for the six-month period then ended.

g)	Events after the reporting period

No other significant events occurred from July 1, 2018 to the date on which these unaudited condensed consolidated financial statements were authorized for issue.

h)	Significant events

Sale agreement for custody business

As mentioned in Note 1d to the Bank’s audited consolidated financial statements as of December 31, 2017, on January 2, 2018, the Bank, as seller and Banco S3 México, S.A., Institución de Banca Múltiple (Banco S3), a related party, as buyer, entered into a purchase-sale agreement of the custody business of the Bank. The agreed sale price was 850 million pesos (plus the Value Added Tax), of which 90% of the total amount was paid on February 9, 2018 and the remaining 10% will be paid one year after January 2, 2018. In addition, it was agreed that the remaining 10% of the sale price could be adjusted contingent on the successful transfer of the clients from the Bank to Banco S3.

On February 2, 2018, the SHCP and the CNBV authorized Banco S3 to operate as a financial institution in Mexico.

The result from the transfer of customers related to the custody business was a gain of 850 million pesos (595 million pesos, net of income tax), recognized in Accumulated reserves within Shareholders’ equity in the unaudited condensed consolidated balance sheets.

Corporate Restructuring

As indicated in Note 1d to the Bank’s audited consolidated financial statements as of December 31, 2017, through the Ordinary and Extraordinary Shareholders' Meeting held on December 8, 2017, it was approved to carry out a corporate restructuring process (the “Corporate Restructuring”) that involved Grupo Financiero Santander México, S.A.B. de C.V. (the “Former Group”), the Bank and Casa de Bolsa Santander México, S.A. de C.V., Grupo Financiero Santander México (the “Brokerage House”). As well as the constitution of a New Holding Company. The Corporate Restructuring was authorized by the SHCP through Official Letter UBVA/077/2017 dated December 13, 2017, which was effective starting January 26, 2018, simultaneously with the corporate acts of the Corporate Restructuring.

The purpose of the Corporate Restructuring is to comply with certain guidelines issued by the European Central Bank, which establish, among other matters, that the contributions from minority shareholders can only be computed in the consolidated regulatory capital of Banco Santander, S.A. (Spain), if: (i) the company in which they own shares collects deposits from the general public (a credit institution in the case of Mexico) and (ii) such company’s equity is regulated.

The process of the Corporate Restructuring considered the following:

Merger of companies

On January 1, 2018, as part of the Corporate Restructuring, the Former Group was merged, as the merged entity, with the Bank, as the merging entity that subsists, the latter assuming all rights and obligations of the merged entity (the “Merger”). The Merger was carried out in accordance with the merger procedure provided in the General Law of Commercial Companies in Mexico, as well as specifically in the Financial Group Regulations Law and the Credit Institutions Law.

The Merger consisted in carrying out the corporate acts necessary for the Bank to merge the Former Group, which ceased to exist and therefore its shares were deregistered from the National Registry of Securities of Mexico (RNV by its acronym in Spanish). As a result the shareholders of the Former Group received 1 (one) share of the Bank for each share they owned of the Former Group. Accordingly, the shareholders that previously participated in the Former Group's share capital, now participate in the Bank’s share capital.

To ensure that the exchange factor between the Former Group and the Bank's shares is equivalent to 1 (one), various corporate actions were approved, as well as an equity concentration (reverse split) of the Bank's shares.

On the other hand, at the Shareholders' Meeting of the Former Group on December 8, 2017, a decree and payment of a cash dividend to the shareholders of the Former Group for an amount up to 1,950 million pesos was approved to equal the book value of the shares of the Former Group with those of the Bank. The amount of the dividend to make equivalent the book value of the shares of the Former Group with those of the Bank amounted to 1,822 million pesos, which was paid on January 25, 2018.

Prior to the Merger, the Former Group was a “foreign private issuer” and its Series “B” shares were listed on the Bolsa Mexicana de Valores and its American Depositary Shares (ADSs) representing the Former Group’s Series “B” shares were listed on the New York Stock Exchange (NYSE). Following the Merger, the Bank became the “foreign private issuer” and its Series “B” shares are listed on the Bolsa Mexicana de Valores and its ADSs representing the Bank’s Series “B” shares are listed on the NYSE.

On January 26, 2018, the merger agreements were registered in the Public Registry of Commerce; on the same date, the delivery of the Bank's shares through S.D. INDEVAL Institución para el Depósito de Valores (Institution for the Deposit of Securities or INDEVAL) to the Bank's shareholders was completed.

The merger was accounted at the existing carrying amounts of the Bank and the Former Group given that this kind of transaction is considered under common control. The total assets and total liabilities of the Former Group merged by the Bank amounted to 117 million pesos and 175 million pesos, respectively.

Constitution of a new holding company

Immediately after the Merger was fully effective, a new holding company called Grupo Financiero Santander México, S.A. de C.V. (the “New Financial Group”) was created, which was authorized to be organized as a financial group by resolution issued by the SHCP. Likewise, the contribution in kind of all the shares representing the capital stock of the Bank was given, of which Banco Santander, S.A. (Spain) is the owner. As a result, the New Financial Group owns 74.96% of the shares representing the share capital of the Bank and 99.99% of the shares representing the share capital of the Brokerage House.

Transfer of ownership of shares of Casa de Bolsa Santander México, S.A. de C.V., Grupo Financiero Santander México

As part of the Merger, the Brokerage House became a direct subsidiary of the Bank due to the transfer of ownership of shares of the merged entity. However, according to Article 89 of the Credit Institutions Law, commercial banks in Mexico cannot hold ownership interest in broker-dealers. The aforementioned acquisition act is exclusively instrumental for the achievement of the Corporate Restructuring.

Therefore, the Bank, as the merging entity of the Former Group, agreed to dispose of the shares of the Brokerage House simultaneously as the Merger was effective. The sale of shares representing the share capital of the Brokerage House is considered as part of the Corporate Restructuring. The sale price has been agreed between the Bank and the New Financial Group for an amount of 1,175 million pesos.

The sale of shares representing the share capital of the Brokerage House was accounted for as a gain of 58 million pesos (a loss of 19 million pesos, net of income tax), recognized in Accumulated reserves within Shareholders’ equity in the unaudited condensed consolidated balance sheets given that this transaction is considered under common control. The loss of 19 million pesos, net of an income tax of 77 million pesos, was originated due to the fact that the gain for tax purposes was greater than the gain for accounting purposes.

Share Based Payment from cash settled to equity settled

As a result of the Corporate Restructuring detailed above, the share based payment of the Bank (includes Long term incentives plans 2014 and 2015) will be settled through its own equity instruments starting January 1, 2018. The Bank changed from a cash-settled transaction to an equity-settled transaction. The Bank´s liability recognized as of the transitions date amounted to 369 million pesos, which was derecognized with a charge to Shareholders’ equity within Accumulated reserves. On the same date the liability under the equity-settled share-based payment plan was recorded at the fair value of the equity instruments for an amount of 319 million pesos. The difference between the carrying amount of the liability at the modification date recognized in income statement for an amount of 50 million pesos.

2.	Accounting policies

Unless otherwise described in these unaudited condensed consolidated financial statements, the accounting policies, presentation and measurement basis applied in preparing the unaudited condensed consolidated financial statements as of June 30, 2018 and for the six-month period then ended are consistent with those applied in the preparation of the Bank’s audited consolidated financial statements for the year ended December 31, 2017.

a)	Basis of consolidation

Note 48 to the consolidated financial statements for the year ended December 31, 2017 provide relevant information on the Bank’s companies that were consolidated at that date.

During the six-month period ended June 30, 2018, no changes have occurred in the method and in the scope of consolidation.

b)	IFRS 9 Financial instruments - Accounting policies applied from January 1, 2018

Classification

From January 1, 2018, the Bank classifies its financial assets in the following measurement categories:

•	Those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

•	Those to be measured at amortized cost.

The classification depends on the Bank’s business model for managing the financial assets and the contractual terms of its cash flows.

The Bank reclassifies financial assets when, and only when, its business model for managing those financial assets changes.

Business model

The business model reflects how the Bank manages the financial assets in order to generate cash flows. That is, whether the Bank’s objective is solely to collect the contractual cash flows from the financial assets or is to collect both the contractual cash flows and cash flows arising from the sale of financial assets. If neither of these is applicable, then the financial assets are classified as part of other business model and measured at fair value through profit or loss (FVPL).

Solely Payments of Principal and Interest

Where the business model is to hold financial assets to collect contractual cash flows or to collect both the contractual cash flows and cash flows arising from the sale of financial assets, the Bank assesses whether the financial assets’ cash flows represent solely payments of principal and interest (SPPI). In making this assessment (the “SPPI test”), the Bank considers whether the contractual cash flows are consistent with a basic lending arrangement. Where the contractual terms introduce exposures to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at FVPL.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Business models and SPPI significant judgments

Determining the appropriate business models for a group of financial assets and assessing the SPPI requirements may require significant judgment, such as:

•	Determine the appropriate level at which to assess the business models.

•	Evaluate past experience on how the cash flows of financial assets were collected.

•	Define the way financial assets’ performance is evaluated and reported to Management and how risks associated with those financial assets are assessed and managed.

•	Effect of sales of financial assets on the business model assessment (frequency and volume).

•	Consider if certain contractual features (i.e. interest rate reset frequency, prepayment commissions, among others) significantly affect future cash flows.

•	Assess if a compensation, paid or received on early termination, results in cash flows that are not SPPI.

Measurement of financial assets

At initial recognition, the Bank measures financial assets at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are recognized in profit or loss.

Subsequent measurement of financial assets depends on the Bank’s business model for managing the financial assets and the cash flows characteristics of the financial asset. There are three measurement categories into which the Bank classifies its financial assets:

•	Amortized cost: financial assets that are held to collect contractual cash flows, where those cash flows represent SPPI and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in “Interest income and similar income” in the unaudited condensed consolidated income statement using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in “Gains/(losses) on financial assets and liabilities (net)” in the unaudited condensed consolidated income statement. Foreign exchange gains and losses are presented in “Exchange differences (net)” and impairment losses are presented in “Impairment losses on financial assets (net)” in the unaudited condensed consolidated income statement.

•	FVOCI: financial assets that are held to collect both the contractual cash flows and cash flows arising from the sale of financial assets, where the financial assets’ cash flows represent SPPI and that are not designated at FVPL are measured at FVOCI. Changes in the fair value are taken through other comprehensive income, except for the recognition of impairment gains and losses, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost which are recognized in profit or loss.

When the financial assets are derecognized, the cumulative gain or loss previously recognized in Other comprehensive income is reclassified to profit or loss and recognized in “Gains/(losses) on financial assets and liabilities (net)” in the unaudited condensed consolidated income statement. Interest income from these financial assets is included in “Interest income and similar income” using the effective interest rate method in the unaudited condensed consolidated income statement. Foreign exchange gains and losses are presented in “Exchange differences (net)” and impairment losses are presented within “Gains/(losses) on financial assets and liabilities (net)” in the unaudited condensed consolidated income statement.

•	FVPL: financial assets that do not meet the criteria for being measured at amortized cost or at FVOCI are measured at FVPL. Changes in the fair value of financial assets at FVPL are recognized in profit or loss and presented net within “Gains/(losses) on financial assets and liabilities (net)” in the unaudited condensed consolidated income statement in the period in which it arises. Interest income from these financial assets is included as a separate line item within the unaudited condensed consolidated income statement in “Interest income from financial assets at fair value through profit or loss” using the effective interest rate method.

Loans with different components

The Bank originates loans to hold to maturity and to collect and sell or sub-participate to other lenders, resulting in a transfer of substantially all the risk and rewards and derecognition of the loan or portion of it. The Bank considers the activities of lending to hold and lending to collect and sell or sub-participate as two separate business models. Financial assets considered to be within a business model that has an objective to hold the financial assets to collect contractual cash flows are accounted for at amortized cost. Financial assets considered to be within a business model that has an objective to collect contractual cash flows and to sell or sub-participate to other lenders are accounted for at fair value through other comprehensive income.

Amortized cost and effective interest rate

The amortized cost is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any allowance for impairment losses.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. The calculation does not consider expected credit losses and includes transaction costs, premiums or discounts and fees and points paid or received that are integral to the effective interest rate, such as origination fees.

For purchased or originated credit-impaired (POCI) financial assets, the Bank calculates the credit-adjusted effective interest rate, which is calculated based on the amortized cost of the financial asset instead of its gross carrying amount and incorporates the impact of expected credit losses in estimated future cash flows.

When the Bank revises the estimates of future cash flows, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in profit or loss.

Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets measured at fair value through profit or loss, at fair value through other comprehensive income and at amortized cost, except for:

a)	POCI financial assets, for which the original credit-adjusted effective interest rate is applied to the amortized cost of the financial asset.

b)	Financial assets that are not POCI but have subsequently become credit-impaired (or Stage 3), for which interest revenue is calculated by applying the effective interest rate to their amortized cost.

Equity instruments

The Bank measures at initial recognition all equity instruments at its fair value plus transaction costs that are directly attributable to its acquisition. The Bank subsequently measures all equity instruments at fair value. The Bank’s Management has elected to irrevocably present fair value gains and losses on equity instruments in Other comprehensive income, consequently there is no subsequent reclassification on fair value gains and losses to profit or loss following the derecognition of the equity instrument including on disposal; fair value gains and losses on equity instruments are reclassified to Accumulated reserves on derecognition. The fair value gains and losses on equity instruments presented in Other comprehensive income includes any related foreign exchange component.

Dividends from such equity instruments continue to be recognized in profit or loss as Dividend income in the unaudited condensed consolidated income statement when the Bank’s right to receive payments is established.

Allowance for impairment losses

From January 1, 2018, the Bank assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and at fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The impairment estimation methodology segregates financial assets in three categories, based on the stage of each financial asset with regard to its level of credit risk:

-	Stage 1: financial assets for which no significant increase in credit risk is identified since its initial recognition. In this case, the allowance for impairment losses reflects credit losses arising from expected defaults over the following 12 months from the reporting date.

-	Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial asset is classified as Stage 2. In this case, the allowance for impairment losses reflects the expected losses from defaults over the life of the financial asset.

-	Stage 3: a financial asset is classified in this Stage when it shows effective signs of impairment as a result of one or more credit events that have already occurred resulting in a credit loss. In this case, the amount of the allowance for impairment losses reflects the expected losses for credit risk over the expected life of the financial asset.

For POCI financial assets, the allowance for impairment losses reflects expected credit risk losses over the expected life of the financial asset.

Once the Bank has classified its financial assets according to the Stage mentioned above, those financial assets are assessed for impairment individually or collectively in order to recognize the allowance for impairment losses arising from credit risk, as follows:

Individual assessment

Financial assets individually assessed for credit impairment are evaluated by the following methodologies: i) Calculating the present value of expected cash flows discounted at an appropriate discount rate of those individually significant financial assets considering the debtor’s financial situation and any guarantees in place. The Bank takes into account all available information (external or internal), including expert judgment and reasonable and supportable forecasts of future events, to estimate the present value of expected cash flows and ii) Calculating the expected recovery from available collateral and guarantees, minus the estimated dispositions costs. Subsequently, expected cash flows, discounted at an appropriate rate, are estimates using the expected values from the sale or foreclosure of guarantees. The Bank takes into account all available information (external or internal), including expert judgment and reasonable and supportable forecasts of future events, to estimate the present value of expected cash flows.

The Bank has defined as an “individually significant financial asset” those financial assets with a total current risk exposure amounting more than 8 million pesos for Wholesale and small and medium-sized enterprises (SMEs) portfolios. This threshold is reviewed annually to adapt it to the Bank’s business circumstances.

Collective assessment

Financial assets collectively assessed for credit impairment are evaluated by taking into consideration the historical impairment loss experience at the time of assessment adjusted to reflect current economic conditions and taking into account the characteristics of the counterparty, reasonable and supportable forecasts of futures events, the guarantees and collateral associated with the transaction.

In estimating the parameters used for allowance for impairment losses and for provisions for off-balance sheet risk calculation such as exposure at default (EAD), probability of default (PD), loss given default (LGD) and discount rate, the Bank leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Bank is aware of the differences between such models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 allowance for impairment models.

Grouping of financial assets for collective assessment

Financial assets assessed collectively are grouped together considering those that have similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with contractual terms. The credit risk characteristics considered for the purpose of grouping the financial assets are, inter alia, instrument type, debtor’s industry, type of guarantee or collateral, age of past due amounts and any other relevant factor for the estimation of future cash flows.

In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Bank has considered internal/external supplementary data to use for assessing purposes. The characteristics and any supplementary data used to determine groupings are outlined below:

Middle-market corporations loans

•	Credit rating band

•	Days past due

•	Product type

•	Vintage

•	Maturity

•	Guarantee or collateral

Mortgage loans

•	Credit score

•	Time to maturity

•	Days past due

•	Vintage

•	Loan to value ratio band

Credit card loans

•	Credit score

•	Days past due

•	Vintage

•	Available credit amount

•	Credit limit

•	Balance

Personal loans

•	Credit score

•	Days past due

•	Granting characteristics

•	Vintage

Small and medium-sized enterprises loans

•	Credit score

•	Days past due

•	Balance

•	Vintage

•	Product type

•	Available credit amount

•	Credit limit

•	Guarantee from development banks

Payroll loans

•	Credit score

•	Days past due

•	Granted amount

•	Balance

•	Percentage of granted amount

•	Vintage

The appropriateness of grouping is monitored and reviewed on a periodic basis.

Significant increase in credit risk

The Bank considers a financial asset to have experienced a significant increase in credit risk, since initial recognition, assigning a classification into Stage 2, when one or more of the following quantitative, qualitative or backstop criteria have been met:

Quantitative criteria

For commercial loans to small and medium-sized enterprises, mortgage loans and installment loans to individuals (revolving consumer credit card loans and non-revolving consumer loans), the Bank has established a comparison between the “Lifetime PD” at the reporting date and the initial “Lifetime PD” when the financial asset was first recognized.

In order to determine the applicable thresholds for each range of comparison, the Bank has determined the impact on “Observed Default Frequency”. Thus, it has been established the increase range which produces a larger impact on “Observed Default Frequency” per the tables shown below.

“Observed Default Frequency” is defined as the rate in which loans that were not impaired become credit-impaired in a twelve-month period.

Commercial loans (SMEs)

“Lifetime PD” band at initial recognition (%)	Increase in “Lifetime PD” at reporting date which is considered significant (basis points)

≤0.015	0.11
0.015 - 0.03	0.19
0.03 - 0.06	0.27
0.06 - 0.08	0.28
0.08 - 0.1	0.29
0.1 - 0.13	0.305
0.13 - 0.15	0.32
0.15 - 0.18	0.335
0.18 - 0.22	0.35
>0.22	0.40

Mortgage loans

“Lifetime PD” band at initial recognition (%)	Increase in “Lifetime PD” at reporting date which is considered significant (basis points)

≤0.0381	0.20
0.0381 - 0.0543	0.25
0.0543 - 0.0653	0.30
0.0653 - 0.0764	0.35
>0.0764	0.40

Revolving consumer credit card loans

“Lifetime PD” band at initial recognition (%)	Increase in “Lifetime PD” at reporting date which is considered significant (basis points)

≤0.005	0.12
0.005, 0.01	0.135
0.01, 0.015	0.15
0.015, 0.02	0.16
0.02, 0.04	0.19
0.04, 0.06	0.23
0.06, 0.08	0.255
0.08, 0.1	0.28
>0.1	0.30

Non-revolving consumer loans (payroll loans)

“Lifetime PD” band at initial recognition	Increase in “Lifetime PD” at reporting date which is considered significant (basis points)

≤0.03	0.09
0.03, 0.08	0.15
0.08, 0.15	0.23
0.15, 0.175	0.25
0.175, 0.2	0.27
0.2, 0.22	0.29
>0.22	0.31

Non-revolving consumer loans (personal loans)

“Lifetime PD” band at initial recognition	Increase in “Lifetime PD” at reporting date which is considered significant (basis points)

≤0.0819	0.22
0.0819, 0.1101	0.24
0.1101, 0.1225	0.27
0.1225, 0.1769	0.30
>0.1769	0.32

The “Lifetime PD” movements on financial assets which do not subsequently become delinquent have also been assessed to identify the “natural” movement in “Lifetime PD” which is not considered indicative of a significant increase in credit risk.

For Global Corporate Banking customers (including local corporate customers), debt instruments at amortized cost and debt instruments at fair value through other comprehensive income, the assessment is performed by comparing the current credit rating with the initial credit rating for each financial asset.

Qualitative criteria

For commercial loans to small and medium-sized enterprises, mortgage loans and installment loans to individuals (revolving consumer credit card loans and non-revolving consumer loans), if the borrower meets one or more of the following criteria:

•	In short-term forbearance.

•	Extension to the terms granted.

•	Previous arrears within the last 12 months.

For Global Corporate Banking customers, debt instruments at amortized cost and debt instruments at fair value through other comprehensive income, if the borrower requires closer monitoring and a review of its credit rating and/or the financial asset meets one or more of the following criteria:

•	Significant increase in credit spread.

•	Significant adverse changes in business, financial and/or economic conditions in which the borrower operates.

•	Actual or expected forbearance or restructuring.

•	Actual or expected significant adverse change in operating results of the borrower.

•	Significant change in collateral value which is expected to increase risk of default.

•	Early signs of cash flow/ liquidity problems.

The assessment of significant increase in credit risk incorporates forward-looking information and is performed on a monthly basis at a portfolio level for all retail financial assets held by the Bank. For non-retail financial assets, where a “Watchlist” is used to monitor credit risk, this assessment is performed at counterparty level and on a periodic basis. The criteria used to identify the significant increase in credit risk are monitored and reviewed periodically for appropriateness by the Bank.

The Bank does not consider the low credit risk as an indicator that a financial asset has not increased significantly in risk since initial recognition.

Backstop criteria

A backstop is applied and the financial asset is considered to have experienced a significant increase in credit risk if the borrower is more than 90 days past due on its contractual payments.

Definition of default and credit-impaired financial assets

The Bank defines a financial asset as in default, when the financial asset is considered as credit-impaired. Credit-impaired loans include customers which are financial difficulties that have been refinanced or restructured.

Credit-impaired financial assets are classified as Stage 3 category according to IFRS 9.

The Bank applies the following criteria to classify financial assets as credit-impaired loans:

•	Commercial, financial and industrial loans

Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired after 90 days principal or interest become due.

Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired after 90 days an installment becomes due.

•	Mortgage loans

Mortgage loans are considered credit-impaired when a payment is past due more than 90 days.

•	Installment loans to individuals

Revolving consumer credit cards loans are considered credit-impaired when payment is not received after 90 days it becomes due.

Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired after 90 days an installment becomes due.

•	If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

The Bank considers also as credit-impaired financial assets (loans), the sum of all transactions of a customer when the loan balances of the same customer categorized as credit-impaired are more than 20% of the total outstanding amounts.

Financial assets (loans) which are not credit-impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to its contractual terms are considered credit-impaired. This analysis includes, among others: customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure, insufficient cash flows to settle debt or inability to obtain additional financing, etc.

A financial asset (loans) is considered to be no longer in default (i.e. to have been cured) when all the payments are current, except for those cases in which the borrower is in long-term forbearance, and at the moment the financial asset does not fulfill the criteria to be considered as credit-impaired. For these particular cases, a twelve month probation period is necessary in order to be considered as not in default.

Debt instruments are considered credit-impaired when a payment is past due more than 90 days.

Measuring expected credit losses

Measurement of expected credit losses requires the use of complex models and significant assumptions about future economic conditions and credit behavior (i.e. the likelihood of customers defaulting and the resulting credit losses) and also requires significant judgments that must be supported by past, present and future information, such as:

•	Determining criteria for significant increase in credit risk.

•	Choosing appropriate models and assumptions for the measurement of expected credit losses.

•	Making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of macroeconomic conditions.

•	Determining the lifetime and point of initial recognition of revolving consumer credit card loans.

•	Establishing the number and relative weightings of forward-looking scenarios.

•	Establishing groups of similar financial assets for the purpose of measuring expected credit losses.

The methodology for the quantification of expected credit losses is based on an unbiased and weighted consideration of the occurrence of up to three possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors, such as Gross Domestic Product (GDP), Consumer Price Index (CPI) or unemployment rate, deemed relevant to the measurement of expected credit losses.

Expected credit losses (ECL) are recognized for financial assets measured at amortized cost, financial assets measured at FVOCI, financial guarantees and loan commitments. ECL are also recognized on the undrawn portion of revolving credit lines, which include credit card limits.

The ECL are measured on either a 12-month or “Lifetime” basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether a financial asset is considered to be credit-impaired.

Expected credit losses are the discounted product of the PD, EAD and LGD, defined as follows:

•	The PD is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD has been defined as the probability that an operation accumulates more than 90 days past due or is deemed to be in default as per the criteria mentioned above, either over the next 12 months, or over the remaining lifetime (“Lifetime PD”) of the obligation.

•	EAD is the amount of risk exposure at the date of default (more than 90 days of default) by the counterparty.

•	LGD is the loss arising in the event of default. It depends on the guarantees and collateral associated with the transaction. LGD is expressed as a percentage loss per unit of exposure at the time of default (EAD). LGD is calculated on a 12-month or “Lifetime” basis, where 12-month LGD is the percentage of loss expected to be incurred if the default occurs in the next 12 months and “Lifetime” LGD is the percentage of loss expected to be incurred if the default occurs over the remaining expected lifetime of the loan.

The ECL are determined by projecting the PD, LGD and EAD for each future year and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e. the exposure has not prepaid or defaulted in an earlier month). This effectively calculates the ECL for each future year, which is then discounted back to the reporting date and added. The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof.

The “Lifetime PD” is developed by applying a maturity profile to the current 12-month PD. The maturity profile looks at how defaults develop on a financial assets portfolio from the point of initial recognition throughout the lifetime of the financial assets. The maturity profile is based on historical observed data and is assumed to be the same across all financial assets within a portfolio. This is supported by historical analysis.

The 12-month and “Lifetime” EADs are determined based on the expected payment profile, which varies by financial asset type.

•	For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a 12-month or “Lifetime” basis. This will also be adjusted for any expected overpayments made by a borrower. Early repayment/refinance assumptions are also incorporated into the calculation.

•	For revolving consumer loans, the exposure at default is predicted by taking current drawn balance and adding a “credit conversion factor” (CCF) which allows for the expected drawdown of the remaining limit by the time of default. These assumptions vary by loan type and current limit utilization band, based on analysis of the Bank´s recent default data.

The 12-month and “Lifetime” LGDs are determined based on the factors which impact the recoveries made post default. These vary by financial asset type.

•	For secured financial assets, this is primarily based on collateral type and projected collateral values, historical discounts to market/book values due to forced sales, time to repossession and recovery costs observed.

•	For unsecured financial assets, LGDs are typically set by financial asset due to the limited differentiation in recoveries archived across different borrowers. These LGDs are influenced by collection strategies, including contracted debt sales and price.

Forward-looking economic information is also included in determining the 12-month PD, “Lifetime PD” and LGD. These assumptions vary by financial asset type.

The assumptions underlying the ECL calculation – such as how the maturity profile of the PDs and how collateral values change – are monitored and reviewed on a monthly basis.

The Bank performs a periodic assessment to evaluate if the assumptions and methodology need to be updated.

The assessments performed during the sixth month period ended June 30, 2018 have not identified significant changes in facts and circumstances that would require updates on estimation techniques, significant assumptions or methodologies currently employed in the ECL calculation.

Expected life of the financial assets

For the purpose of estimating the expected life of the financial assets, all the contractual terms have been taken into account (i.e. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial assets with an uncertain maturity period and a component of undrawn commitment (i.e. credit cards), expected life is estimated considering the period for which the Bank is exposed to credit risk and the effectiveness of credit risk practices to mitigate such exposure.

Forward-looking information incorporated in the expected credit losses models

The Bank already uses forward-looking information in internal management and regulatory processes and has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes. The assessment of significant increase in credit risk and the calculation of ECL both incorporate forward-looking information.

The Bank has performed historical analysis and identifies the key macroeconomic and microeconomic variables impacting credit risk and expected credit losses for each financial assets portfolio. The following represent the most significant factors that could substantially change the estimated ECL:

•	GDP growth rates, given their significant effect on borrowers’ performance.

•	Real estate housing prices, given their significant effect on mortgage collateral valuations.

•	Unemployment rate, given their significant effect on customers’ ability to meet contractual obligations.

•	CPI, given their overall relevance for entities’ performance, customers’ purchasing power and economic stability.

These macroeconomic variables and their associated impact on the PD and LGD vary by type of financial asset. Expert judgment has also been applied in this process. Forecasts of these macroeconomic variables (the “base economic scenario”) are provided by the Bank´s economics area on a periodic basis and offer the best estimate view of the economy over the next three years. After three years, to project the macroeconomic variables out for the full remaining lifetime of each financial asset, a mean reversion approach has been used. With this approach, the projected macroeconomic variables tend to either a long-term run average rate (i.e. for unemployment) or a long-term run average growth rate (i.e. GDP) over a period of two to five years.

The impact of these macroeconomic variables on the PD, EAD and LGD has been determined by performing statistical regression analysis to understand the impact changes in these variables have had historically on default rates and on the components of LGD and EAD.

In addition to the base economic scenario, the Bank´s economics area also provide other possible scenarios along with scenario weightings. The number of other scenarios used is set based on the analysis of each major financial asset type to ensure non-linearities are considered. The number of scenarios and their attributes are reassessed on a quarterly basis. On January 1, 2018, for all financial assets portfolios, the Bank concluded that three scenarios appropriately consider non-linearities. The scenario weightings are determined by a combination of statistical analysis and expert judgment, taking into account the range of possible outcomes each chosen scenarios is representative of.

The assessment of significant increase in credit risk is performed using the “Lifetime PD” under each of the base, and the other two scenarios (“upside” and “downside”) multiplied by the associated scenario weighting, along with qualitative and backstop indicators. This determines whether the whole financial asset is in Stage 1, Stage 2 or Stage 3 and hence whether 12-month or “Lifetime” ECL should be recognized. Following this assessment, the Bank measures ECL as either a probability weighted 12-month ECL (Stage 1) or a probability weighted “Lifetime” ECL (Stage 2 and Stage 3). These probability-weighted ECL are determined by running each scenario (“base”, “upside” and “downside”), through the relevant ECL model and multiplying it by the appropriate scenario weighting (as opposed to weighting the inputs).

As with any macroeconomic forecasts, the projection and likelihoods of occurrence are subject to a high degree of inherent uncertainty and therefore the actual outcomes may be significantly different to those projected. Moreover, applying judgment in measuring ECL requires the use of assumptions which are highly subjective and very sensitive to macroeconomic changes and credit conditions. The Bank considers these forecasts to represent its best estimate of the possible outcomes and has analyzed the non-linearities and asymmetries within the Bank´s different financial assets portfolios to establish that the chosen scenarios are appropriately representative of the range of possible scenarios.

The macroeconomic variable assumptions used for the ECL estimate as at January 1, 2018 and as at June 30, 2018 are set out below. The “base”, “upside” and “downside” scenarios were used for all financial assets portfolios, except for Global Corporates for which the Bank applies the same global macroeconomic scenarios as Banco Santander (Spain). Risk parameters, including a forward-looking add-ons for this portfolio are provided by the Banco Santander (Spain).

		January 1, 2018
Variable	Scenario	June 2018	December 2018	December 2019	December 2020	December 2021
GDP (% year over year)	Base	2.00%	2.30%	2.50%	2.50%	2.40%
	Upside	2.40%	2.50%	3.05%	3.00%	3.30%
	Downside	(5.30%)	(6.90%)	1.10%	1.30%	1.80%
CPI (% year over year)	Base	4.21%	3.96%	3.61%	3.39%	3.25%
	Upside	3.70%	3.03%	3.10%	3.09%	3.05%
	Downside	6.75%	7.49%	6.34%	4.30%	4.35%
Unemployment rate (% active population)	Base	3.30%	3.19%	3.18%	3.21%	3.18%
	Upside	3.01%	2.90%	2.89%	3.07%	3.05%
	Downside	7.40%	8.50%	6.60%	5.70%	4.80%
MXN/USD (end of period)	Base	19.42	18.09	18.68	19.02	19.34
	Upside	18.21	18.01	18.28	18.23	18.63
	Downside	23.89	26.36	25.63	26.39	26.55
Real estate: housing prices (% year over year)	Base	6.31%	6.11%	5.63%	5.24%	5.03%
	Upside	7.23%	7.28%	8.17%	6.74%	7.48%
	Downside	(2.50%)	(4.90%)	0.13%	1.60%	2.90%

		June 30, 2018
Variable	Scenario	June 2018	December 2018	December 2019	December 2020	December 2021
GDP (% year over year)	Base	2.00%	2.30%	2.50%	2.50%	2.40%
	Upside	2.40%	2.50%	3.05%	3.00%	3.30%
	Downside	(3.90%)	(6.90%)	1.10%	1.30%	1.80%
CPI (% year over year)	Base	4.89%	3.96%	3.61%	3.39%	3.25%
	Upside	4.38%	3.03%	3.10%	3.09%	3.05%
	Downside	6.73%	7.49%	6.34%	4.30%	4.35%
Unemployment rate (% active population)	Base	3.51%	3.19%	3.18%	3.21%	3.18%
	Upside	3.22%	2.90%	2.89%	3.07%	3.05%
	Downside	6.80%	8.50%	6.60%	5.70%	4.80%
MXN/USD (end of period)	Base	19.42	18.09	18.68	19.02	19.34
	Upside	18.21	18.01	18.28	18.23	18.63
	Downside	22.60	26.36	25.63	26.39	26.55
Real estate: housing prices (% year over year)	Base	6.31%	6.11%	5.63%	5.24%	5.03%
	Upside	7.61%	7.28%	8.17%	6.74%	7.48%
	Downside	(2.50%)	(4.90%)	0.13%	1.60%	2.90%

The weightings assigned to each macroeconomic scenario at January 1, 2018 and at June 30, 2018 were as follows:

January 1, 2018		June 30, 2018
Scenario	Weighting	Scenario	Weighting
Base	60.0%	Base	57.5%
Upside	10.0%	Upside	10.0%
Downside	30.0%	Downside	32.5%

Sensitivity analysis

The ECL recognized in the unaudited condensed balance sheet as of June 30, 2018 reflect the effect on expected credit losses of a range of possible outcomes, calculated on a probability-weighted basis, based on the scenarios described above. Many of the factors and assumptions used to calculate ECL have a high degree of interdependency and there is not a single factor or assumption to which ECL, as a whole, are sensitive. The ECL determined by using the “base” scenario, which is used to calculate an unbiased expected credit loss, provides an indication of the overall sensitivity of ECL to different macroeconomic assumptions.

Set out below are the changes to the ECL as of June 30, 2018 that would result from reasonably possible changes in the weightings from the actual assumptions used in the Bank’s macroeconomic scenarios, considering a weightings of 100% for the most favorable scenario and a weighting of 100% for the least favorable scenario:

	Most Favorable Scenario	Least Favorable Scenario
Retail loan portfolios	(13.2%)	18.5%
Non-retail loan portfolios	(6.6%)	11.1%

Modification of loans and advances to customers

The Bank sometimes renegotiates or otherwise modifies the contractual cash flows of loans and advances to customers. When this happens, the Bank assesses whether or not the new terms are substantially different to the original terms. The Bank does this by considering, among others, the following factors:

•	When the borrower is in financial difficulty, whether the modification merely reduces the contractual cash flows to amounts the borrower is expected to be able to pay.

•	Whether any substantial new terms are introduced that affects the risk profile of the loan.

•	Significant extension of the loan term when the borrower is not in financial difficulty.

•	Significant change in the interest rate.

•	Change in the currency the loan is denominated in.

•	Insertion of collateral, other security or credit enhancement that significantly affect the credit risk associated with the loan.

If the terms are substantially different, the Bank derecognizes the original financial asset and recognizes a “new” financial asset at fair value and recalculates a new effective interest rate for the financial asset. The date of renegotiation is consequently considered to be the date of initial recognition for impairment calculation purposes, including for the purpose of determining whether a significant increase in credit risk has occurred.

If the terms are not substantially different, the renegotiation or modification does not result in derecognition, and the Bank recalculates the gross carrying amount based on the revised cash flows of the financial asset discounted at the financial asset’s original effective interest rate (or credit-adjusted effective interest rate for POCI) and recognizes a modification gain or loss in profit or loss in the unaudited condensed consolidated income statement.

IFRS 9 did not have material effects on loans that were renegotiated or modified as of December 31, 2017 on the Bank’s unaudited condensed consolidated financial statements.

Written off loans

The entire loan balance relating to credit-impaired financial assets continue to be recognized on the consolidated balance sheet, for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower’s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the recovery of a loan is considered to be unlikely, it is written off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

Loans and the related allowance for impairment losses are normally written off considering the following:

•	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, small and medium-sized enterprises loans and revolving small and medium-sized enterprises loans are written off when the loans become 181 and 151 days past due, respectively.

•	Mortgage loans are written off when they have been past due for 36 months.

•	For installment loans to individuals, any portion of the balance that the Bank does not expect to collect is generally written off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

Financial guarantees and loan commitments

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Bank initially recognizes the financial guarantees provided on the liability side of the unaudited condensed consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof.

Financial guarantee contracts issued by the Bank and, if not designated as at FVTPL, are subsequently measured at the higher of:

•	the amount of the obligation under the contract, as determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

•	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on financial instruments carried at amortized cost.

Loan commitments provided by the Bank are subject to the impairment requirements of IFRS 9 and are accounted for as off-balance sheet risk in memorandum accounts.

The provisions made for these transactions (both financial guarantees and loan commitments) are recognized under Provisions for off-balance sheet risk in the unaudited condensed consolidated balance sheet. These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the unaudited condensed consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the unaudited condensed consolidated balance sheet are reclassified to the appropriate provision.

Hedge accounting

The Bank applies IAS 39 in hedge accounting as permitted by IFRS 9 and until the macro-hedge accounting project has been completed.

Financial liabilities

Classification and measurement of financial liabilities has not changed significantly under IFRS 9. The most significant change from IAS 39 on financial liabilities designated at fair value through profit or loss consists of the recognition of the changes in the liability’s credit risk in Other comprehensive income.

c)	Measurement of financial assets and liabilities and recognition of fair value changes

The following table shows a summary of the fair values of the financial assets and liabilities at December 31, 2017 and at June 30, 2018, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

	12/31/2017
	Published
	Price Quotations
	in Active	Internal
	Markets	Models	Total
ASSETS:
Financial assets held for trading	147,784	167,786	315,570
Other financial assets at fair value through profit or loss	-	51,705	51,705
Available-for-sale financial assets	164,999	743	165,742
Hedging derivatives	-	15,116	15,116
	312,783	235,350	548,133
LIABILITIES:
Financial liabilities held for trading	620	239,105	239,725
Other financial liabilities at fair value through profit or loss	-	120,653	120,653
Hedging derivatives	-	11,091	11,091
	620	370,849	371,469

	06/30/2018
	Published
	Price Quotations
	in Active	Internal
	Markets	Models	Total
ASSETS:
Financial assets at fair value through profit or loss	152,679	147,562	300,241
Other financial assets at fair value through profit or loss	-	99,123	99,123
Financial assets at fair value through other comprehensive income	94,802	2,219	97,021
Hedging derivatives	-	16,325	16,325
	247,481	265,229	512,710
LIABILITIES:
Financial liabilities at fair value through profit or loss	13,341	230,215	243,556
Other financial liabilities at fair value through profit or loss	-	99,849	99,849
Hedging derivatives	-	9,348	9,348
	13,341	339,412	352,753

Set forth below are the financial instruments at fair value which measurement was based on valuation techniques as of December 31, 2017:

	Fair Values Calculated Using Internal Models at 12/31/2017	Valuation Techniques	Main Inputs

ASSETS:
Financial assets held for trading:	167,786

Debt and equity instruments	2,593	Forward estimation (non-closed formula)	Interest rate yield curve
Trading derivatives:

Interest rate options	1,339	Black-Scholes model (closed-form solution)	Interest rate yield curve and implied volatility surface.

Market index options:	581

European options	548	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface and dividends estimation.

Asian (Single underlying Quanto)	18	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

	Fair Values Calculated Using Internal Models at 06/30/2018	Valuation Techniques	Main Inputs

Best of options (Basket)	15	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	2,057

American forwards	23	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

American Barrier & Touch options	39	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	1,995	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	155,822	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Index and securities futures	93	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate futures	5,301	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Other financial assets at fair value through profit or loss:	51,705

Loans and advances to credit institutions – Reverse repurchase agreements	46,087	Forward estimation (non-closed formula)	Interest rate yield curve

Loans and advances to customers – Reverse repurchase agreements	5,618	Forward estimation (non-closed formula)	Interest rate yield curve

Financial assets available-for-sale:	743

Debt instruments	675	Forward estimation (non-closed formula)	Interest rate yield curve

Equity instruments	68	Other	Value of shareholders’ equity

Hedging derivatives:	15,116

Swaps	12,727	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	2,389	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

	235,350

	Fair Values Calculated Using Internal Models at 12/31/2017	Valuation Techniques	Main Inputs

LIABILITIES:
Financial liabilities held for trading:	239,105

Trading derivatives:

Interest rate options	1,197	Black-Scholes model (closed-form solution)	Interest rate yield curve and implied volatility surface.

Market index options:	298

European	163	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted equity prices, index levels, implied volatility surface and dividends estimation.

Auto-callable	129	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Asian (Single underlying Quanto)	6	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Exchange rate options:	2,595

American forwards	53	Black-Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	2,436	Black-Scholes model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

American barrier and touch options	47	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

American options	59	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	161,389	Forward estimation (non- closed formula solution)	Interest rate yield curves and quoted exchange rates

Index and securities futures	90	Forward estimation (non-closed formula)	Interest rate yield curves and quoted equity and index levels exchange rates

Exchange rate futures	5,093	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Short positions:

Debt instruments	68,443	Forward estimation (non- closed formula solution)	Interest rate yield curve

Other financial liabilities at fair value through profit or loss:	120,653

Deposits from the Central Bank – Repurchase agreements	22,417	Forward estimation (non-closed formula)	Interest rate yield curve

Deposits from credit institutions – Repurchase agreements	5,942	Forward estimation (non-closed formula)	Interest rate yield curve

Customer deposits – Repurchase agreements	81,790	Forward estimation (non-closed formula)	Interest rate yield curve

Marketable debt securities	10,504	Present value (non-closed formula solution) and Black-Sholes	Interest rate yield curve, quoted equity prices and index levels, implied

	Fair Values Calculated Using Internal Models at 06/30/2018	Valuation Techniques	Main Inputs
		model with closed-formula solution.	volatility surface, historical correlations and dividends estimation

Hedging derivatives:	11,091

Swaps	10,370	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	721	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates
	370,849

Set forth below are the financial instruments at fair value whose measurement was based on valuation techniques as of June 30, 2018:

	Fair Values Calculated Using Internal Models at 06/30/2018	Valuation Techniques	Main Inputs

ASSETS:
Financial assets at fair value through profit or loss:	147,562

Debt and equity instruments	3,355	Forward estimation (non-closed formula)	Interest rate yield curve
Trading derivatives:

Interest rate options	1,419	Black-Scholes model (closed-form solution)	Interest rate yield curve and implied volatility surface.

Market index options:	267

European options	244	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface and dividends estimation.

Asian (Single underlying Quanto)	1	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Best of options (Basket)	13	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation
Asian spread option	9	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	1,476

European options	1,476	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	134,762	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate futures	6,283	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates
Other financial assets at fair value through profit or loss:	99,123

Loans and advances to credit institutions – Reverse repurchase agreements	93,606	Forward estimation (non-closed formula)	Interest rate yield curve

	Fair Values Calculated Using Internal Models at 06/30/2018	Valuation Techniques	Main Inputs

Loans and advances to customers – Reverse repurchase agreements	5,517	Forward estimation (non-closed formula)	Interest rate yield curve

Financial assets at fair value through other comprehensive income:	2,219

Debt instruments	428	Forward estimation (non-closed formula)	Interest rate yield curve

Equity instruments	64	Other	Value of shareholders’ equity

Loans and advances to customers	1,727	Estimation of credit default probabilities from credit spreads	Interest rate yield curves and market credit spreads

Hedging derivatives:	16,325

Swaps	11,976	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	4,349	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

	265,229

	Fair Values Calculated Using Internal Models at 06/30/2018	Valuation Techniques	Main Inputs

LIABILITIES:
Financial liabilities at fair value through profit or loss:	230,215

Trading derivatives:

Interest rate options	1,538	Black-Scholes model (closed-form solution)	Interest rate yield curve and implied volatility surface.

Market index options:	175

European	117	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted equity prices, index levels, implied volatility surface and dividends estimation.

Auto-callable	54	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Asian (Single underlying Quanto)	4	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Exchange rate options:	1,729

European options	1,702	Black-Scholes model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

American options	27	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	133,553	Forward estimation (non- closed formula solution)	Interest rate yield curves and quoted exchange rates

	Fair Values Calculated Using Internal Models at 06/30/2018	Valuation Techniques	Main Inputs
Exchange rate futures	6,203	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Short positions:

Debt instruments	87,017	Forward estimation (non- closed formula solution)	Interest rate yield curve

Other financial liabilities at fair value through profit or loss:	99,849

Deposits from the Central Bank – Repurchase agreements	17,220	Forward estimation (non-closed formula)	Interest rate yield curve

Deposits from credit institutions – Repurchase agreements	11,037	Forward estimation (non-closed formula)	Interest rate yield curve

Customer deposits – Repurchase agreements	65,824	Forward estimation (non-closed formula)	Interest rate yield curve

Marketable debt securities	5,768	Present value (non-closed formula solution) and Black-Sholes model with closed-formula solution.	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	9,348

Swaps	8,713	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	635	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates
	339,412

During the six-month period ended June 30, 2018, there were no significant changes in the internal models nor in the unobservable data inputs used in comparison with the valuation techniques detailed in Note 2d of the Bank´s audited consolidated financial statements as of December 31, 2017, except for the valuation technique utilized to calculate the fair value of the Loans and advances to customers that amounts to 1,727 million pesos that are classified as Financial assets at fair value through other comprehensive income, which is described as follows:

The estimated fair value of these financial assets is calculated by a default estimation method. This method consists of: a) estimating the default probabilities through a bootstrapping method from market credit spreads to incorporate the credit risk in the risk interest rate and b) discounting the expected cash flow at risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves and market credit spreads) which are provided by a price vendor. The model assumes a deterministic approximation for modelling the cancellation prepayment: it is assumed that the obligor has a rational behavior and will exercise at the best moment, and then it assumes that the cancellation will be total.

Loans and advances to customers at fair value through other comprehensive income comprises one loan that amounts to 1,727 million pesos, which was originated in the six-month period ended June 30, 2018.

During the six-month periods ended June 30, 2017 and 2018, there were no transfers between levels of fair value hierarchy.

The detail of the financial assets and liabilities measured using internal models is as follows:

	Fair Values Calculated Using Internal Models
	12/31/2017	06/30/2018

ASSETS:
Level 2	235,099	264,587
Level 3	251	642
	235,350	265,229
LIABILITIES:
Level 2	370,491	339,213
Level 3	358	199
	370,849	339,412

The measurements derived using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, Management considers that the fair value of the financial assets and liabilities recognized in the unaudited consolidated balance sheets and the gains and losses arising from these financial instruments are reasonable stated.

Financial assets categorized in Level 3

The table below presents a breakdown of the financial assets categorized in Level 3:

	12/31/2017	06/30/2018

ASSETS:
Cross Currency Swaps	23	238
Red Compartida	228	404
	251	642

LIABILITIES:
Cross Currency Swaps	-	10
Red Compartida	358	189
	358	199

As of June 30, 2018, the financial assets at fair value through profit or loss categorized in Level 3 are the structure denominated as “Red Compartida” and five Cross Currency Swaps (CCS) USD/Mexican Peso (MXN), two of them with maturity of twenty two years and the remaining three with maturity of thirty years.

•	The structure denominated as “Red Compartida” (Nominal USD 526 MM) is composed of foreign currency exchange (Fx) forwards and plain vanilla Fx options over USD/MXN with maturity from two to five years (the Nominal is distributed along this term in nine periods). For the Fx options there is a substantial risk of uncertainty in the market data used for the valuation, specifically in the long-term volatility, because the USD/MXN options market in these terms may not have the necessary market liquidity. The lack of sufficient liquidity make the Fx options to be valued using an unobservable input, thus “Red Compartida” has been categorized as Level 3.

•	Two CCS USD/MXN (Nominal USD 100 MM) were traded with a maturity of twenty two years. The lack of liquidity beyond twenty years make those CCS USD/MXN to be considered as Level 3.

•	Similarly, the remaining three CCS USD/MXN (Nominal USD 13 MM) were traded with a maturity of thirty years which also are considered as Level 3 due to lack of liquidity in such products.

The following table provides a reconciliation of the movement between opening and closing balances of financial assets categorized as Level 3, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets
	Debt and Equity Instruments	Trading derivatives	Total

Beginning balance – January 1, 2017	172	-	172
Total gains/losses recognized in Gains/(losses) on financial assets and liabilities (net)	14	-	14
Purchases	-	-	-
Sales	-	-	-
New issuances	-	950	950
Settlements	(8)	-	(8)
Balance at June 30, 2017	178	950	1,128
Beginning balance – January 1, 2018	-	251	251
Total gains/losses recognized in Gains/(losses) on financial assets and liabilities (net)	-	391	391
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	-	-	-
Balance at June 30, 2018	-	642	642

	Liabilities
	Debt and Equity Instruments	Trading derivatives	Total

Beginning balance – January 1, 2017	-	-	-
Total gains/losses recognized in Gains/(losses) on financial assets and liabilities (net)	-	-	-
Purchases	-	-	-
Sales	-	-	-
New issuances	-	(574)	(574)
Settlements	-	-	-
Balance at June 30, 2017	-	(574)	(574)
Beginning balance – January 1, 2018	-	(358)	(358)
Total gains/losses recognized in Gains/(losses) on financial assets and liabilities (net)	-	159	159
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	-	-	-
Balance at June 30, 2018	-	(199)	(199)

As of June 30, 2018, the potential impact on the unaudited condensed consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on the Unaudited Condensed Consolidated Income Statement
	Most Favorable Scenario	Least Favorable Scenario

ASSETS:
Cross Currency Swaps	10.1	(10.3)
Red Compartida	33.4	(4.2)
LIABILITIES:
Cross Currency Swaps	2.1	(2.1)
Red Compartida	9.9	(72.9)

Cross Currency Swaps

The least favorable scenario assumed the following:

•	The MXN interest market rates were moved up 6 basis points and 10 basis points accordingly. The scenarios were determined by the following: 0.95 percentile over a one year historical period of the difference between the bid and offer quotations of these market rates divided by two.

The most favorable scenario assumed the following:

•	The MXN interest market rates were moved down 6 basis points and 10 basis points accordingly.

Red Compartida

The least favorable scenario assumed the following:

•	The volatility of the underlying asset of the long term Fx USD/MXN options at its maturity moved from 14.92% to 16.94%.

The volatility used as input for the internal model (14.92%) is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying, provided by the local price vendor. The scenario was based on two factors: the difference between the bid and offer quotations of these options divided by two and the 0.95% percentile of the movement price distribution.

The most favorable scenario assumed the following:

•	The volatility of the underlying asset of the long term Fx USD/MXN options at its maturity moved from 14.92% to 14.6%.

As of June 30, 2018, there were no significant inter-relationships between unobservable inputs that materially affect fair values.

As alternative to sensitivity analysis, the Bank uses a Value at Risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 47 of the audited consolidated financial statements as of December 31, 2017. The VaR amounts as of June 30, 2018, including all financial assets in the trading book positions of the Bank, are as follows:

	Average	High	Low	06/30/2018

All financial assets	122.7	169.2	70.0	127.8

Analyzed by category:
Instruments sensitive to interest rate	118.1	152.8	74.9	128.2
Instruments sensitive to equity market prices	5.8	54.5	2.1	3.2
Instruments sensitive to foreign currency exchange rates	21.9	71.2	4.0	64.9
Instruments sensitive to volatility movements	11.2	23.7	6.9	11.6

d)	Offsetting of financial instruments

Financial asset and financial liability balances are offset, (i.e., reported in the consolidated balance sheets at their net amount), only if the Bank currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The disclosures set out in the tables below include financial assets and financial liabilities that:

•	Are offset in the Bank’s unaudited condensed consolidated balance sheets; or

•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the unaudited condensed consolidated balance sheets.

The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements, and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the unaudited condensed consolidated balance sheets.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2017:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the unaudited condensed consolidated balance sheet	Net amount of financial assets presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	180,377	-	180,377	(116,078)	(3,783)	(44,971)	15,545

Reverse repurchase agreements	51,705	-	51,705	-	(51,693)	-	12

Equity instruments	6	-	6	-	(7)	-	(1)

Total	232,088	-	232,088	(116,078)	(55,483)	(44,971)	15,556

As at June 30, 2018:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial assets	Gross amount of financial liabilities offset in the unaudited condensed consolidated balance sheet	Net amount of financial assets presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial assets	173,923	-	173,923	(111,787)	(3,618)	(40,160)	18,358

Reverse repurchase agreements	99,123	-	99,123	-	(99,061)	-	62

Equity instruments (*)	426	-	426	-	(426)	-	-

Total	273,472	-	273,472	(111,787)	(103,105)	(40,160)	18,420

(*) As of June 30, 2018, the financial instrument received as collateral in lending transactions amount to 509 million pesos, which are limited to the net equities lent under the aforementioned lending transactions.

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2017:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the unaudited condensed consolidated balance sheet	Net amount of financial liabilities presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	182,373	-	182,373	(116,078)	(2,822)	(34,454)	29,019

Repurchase agreements	110,149	-	110,149	-	(110,337)	-	(188)

Short positions - Securities loans (see Note 9b)	21,132	-	21,132	-	(21,555)	-	(423)

Short positions – Short sales (see Note 9b)	46,233	-	46,233	-	(46,221)	-	12

Total	359,887	-	359,887	(116,078)	(180,935)	(34,454)	28,420

As at June 30, 2018:

				Amount not offset in the unaudited condensed consolidated balance sheet
	Gross amount of financial liabilities	Gross amount of financial assets offset in the unaudited condensed consolidated balance sheet	Net amount of financial liabilities presented in the unaudited condensed consolidated balance sheet	Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount

Derivative financial liabilities	165,887	-	165,887	(111,787)	(3,167)	(22,543)	28,390

Repurchase agreements	94,081	-	94,081		(94,351)	-	(270)

Short positions - Securities loans (see Note 9b)	29,582	-	29,582	-	(30,551)	-	(969)

Short positions – Short sales (see Note 9b)	57,435	-	57,435	-	(57,487)	-	(52)

Total	346,985	-	346,985	(111,787)	(185,556)	(22,543)	27,099

3.	Dividends paid by the Bank and earnings per share

a)	Dividends paid by the Bank

During the Ordinary General Annual Meeting of April 28, 2017, it was decided to allocate 4,234 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on May 30, 2017.

During the Ordinary and Extraordinary General Meeting of December 8, 2017 a decree and payment of a cash dividend to the shareholders of the Former Group for an amount up to 1,950 million pesos was approved to equal the book value of the shares of the Former Group with those of the Bank. The amount of the dividend to make equivalent the book value of the shares of the Former Group with those of the Bank amounted to 1,822 million pesos, which was paid on January 25, 2018.

During the Ordinary and Extraordinary General Annual Meeting of April 30, 2018, it was decided to allocate 4,279 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on June 29, 2018.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

b)	Earnings per share (in millions of pesos, except number of shares)

According to IAS 33 Earnings per share, the Bank should present and adjust retrospectively, the basic and diluted earnings per share, if the number of ordinary or potential ordinary shares outstanding increases as a result of capitalization, bonus issue or share split, or decreases as a result of a reverse share split (see Note 11).

i)	Basic earnings per share:

Basic earnings per share are calculated by dividing the net profit attributable to the Bank by the weighted average number of shares outstanding during the six-month period, excluding the average number of treasury shares, if any, held in the six-month period.

Accordingly, basic earnings per share after the Merger were determined as follows:

	06/30/2017	06/30/2018

Profit attributable to the Parent (millions of pesos)	9,315	9,867
Profit (net of non-controlling interests) (millions of pesos)	9,315	9,867
Weighted average number of shares outstanding	6,777,381,551	6,777,167,728
Basic earnings per share (pesos)	1.37	1.46

ii)	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares (see Note 11).

Accordingly, diluted earnings per share after the Merger were determined as follows:

	06/30/2017	06/30/2018

Profit attributable to the Parent (millions of pesos)	9,315	9,867
Profit (net of non-controlling interests) (millions of pesos)	9,315	9,867
Weighted average number of shares outstanding	6,777,381,551	6,777,167,728
Dilutive effect of rights on shares	9,612,806	9,826,629
Adjusted number of shares	6,786,994,357	6,786,994,357
Diluted earnings per share (pesos)	1.37	1.45

4.	Compensation of Directors, Executive Officers and other key management personnel

The Bank considers as key management personnel the directors, the executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

Note 6 to the Bank’s audited consolidated financial statements as of December 31, 2017 and for the year then ended includes information on the main compensation of directors, executive officers and other key management personnel.

In May 2018, the Chief Risk Officer decided to step down and joined Banco Santander Río, S.A. in Argentina to lead risk activities. Other than the aforementioned personnel change, there were no significant changes in the Bank’s main key personnel from December 31, 2017 to the date on which these unaudited condensed consolidated financial statements were authorized for issue.

a)	Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, our executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee, and we do not otherwise publicly disclose such information.

During the six-month periods ended June 30, 2017 and 2018, the aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 5 million pesos paid as attendance fees, both six-month periods.

b)	Remuneration of executive officers

The aggregate amount for compensation and benefits to executive officers for the six-month periods ended June 30, 2017 and 2018 amounted to 124 million pesos and to 115 million pesos, respectively. The main benefits paid to the Bank’s executive officers are: salary, vacation bonus, holidays, performance bonus, share-based payments, health care services, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)	Post-employment and other long-term benefits

Our executive officers may participate in the same pension and medical expenses plan that is available to the Bank’s employees, but at different contribution percentages to the ones made by the rest of the employees.

During the six-month periods ended June 30, 2017 and 2018, the total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 251 million pesos and 283 million pesos, respectively.

d)	Corporate performance shares plan 2014

On March 28, 2014, the shareholders of Banco Santander (Spain) approved a new corporate share-based variable compensation plan denominated “Corporate performance shares plan 2014” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the performance of the stock of Banco Santander (Spain).

The Corporate performance shares plan 2014 was payable in shares of the Former Group as of December 31, 2017. This plan was recognized as a cash-settled share-based payment transaction as of December 31, 2017. Since the conditions of this share-based variable compensation plan were not achieved, the Bank derecognized the original liability as part of the Corporate Restructuring. The fair value of the Corporate performance shares plan 2014 amounted to 36 million pesos as of December 31, 2017.

Refer to Notes 6e and 41c of the Bank’s audited consolidated financial statements as of December 31, 2017 for further information.

e)	Long-term incentive plan 2015

During September 2016, the Bank began to participate in a new corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain). This plan will be payable in shares of the Bank in 2019.

This plan was recognized as a cash-settled share-based payment transaction as of December 31, 2017. Refer to Notes 6f and 41d of the Bank’s audited consolidated financial statements as of December 31, 2017 for further information.

As a result of the Corporate Restructuring mentioned in Note 1d in the audited consolidated financial statements as of December 31. 2017, the Long term incentive plan 2015 of the Bank will be settled through its own equity instruments starting January 1, 2018. Accordingly the Long term incentive plan 2015 of the Bank changed from a cash-settled transaction to an equity-settled transaction. The initial fair value of the Long-term incentive plan 2015 amounted to 86 million pesos. As of June 30, 2018, the fair value of the Long-term incentive plan 2015 is 48 million pesos.

During the six-month periods ended June 30, 2017 and 2018, the Bank recognized 13 million pesos and 8 million pesos, respectively, in the unaudited condensed consolidated income statement with respect to this plan.

f)	Loans to executive officers

The loans granted to executive officers amount to 27 million pesos and 34 million pesos as of December 31, 2017 and as of June 30, 2018, respectively.

5.	Financial assets

a)       Breakdown

The breakdown by category for measurement purposes, of the Bank’s financial assets, other than the balances relating to cash and balances with Central Bank and hedging derivatives, at December 31, 2017 and June 30, 2018 is as follows:

	12/31/2017
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables

Loans and advances to credit institutions	-	46,087	-	59,122
Of which:
Reciprocal accounts	-	-	-	18,569
Time deposits	-	-	-	71
Guarantee deposits - Collateral delivered for over-the- counter (“OTC”) derivatives transactions	-	-	-	34,542
Reverse repurchase agreements	-	46,087	-	-
Other accounts	-	-	-	5,940

Loans and advances to customers	-	5,618	-	609,420
Of which:
Commercial, financial and industrial loans	-	-	-	329,098
Public sector loans	-	-	-	49,294
Mortgage loans	-	-	-	126,835
Reverse repurchase agreements	-	5,618	-	-
Installment loans to individuals:
Revolving consumer credit card loans	-	-	-	52,037
Non-revolving consumer loans	-	-	-	50,953
Impaired loans	-	-	-	18,132
Allowance for impairment losses	-	-	-	(16,929)

Debt instruments	147,747	-	164,947	10,758
Of which:
Mexican government debt instruments	88,614	-	124,631	10,758
Of which:
Collateral delivered for OTC derivatives transactions	2,964	-	-	-
Foreign government debt instruments	55,038	-	34,547	-
Of which:
Brazilian government debt instruments	-	-	34,488	-
United States of America government debt instruments	55,038	-	59	-
Debt instruments issued by financial institutions	3,975	-	-	-
Other fixed-income interest debt instruments	120	-	5,769	-

Equity instruments	2,562	-	795	-
Of which:
Shares of Mexican companies	2,562	-	795	-

Trading derivatives	165,261	-	-	-
Of which:
Interest rate risk	58,895	-	-	-
Currency risk	105,424	-	-	-
Market price risk	942	-	-	-
Other	-	-	-	-
	315,570	51,705	165,742	679,300

	06/30/2018
	Financial Assets at Fair Value through Profit or Loss	Other Financial Assets at Fair Value through Profit or Loss	Financial Assets at Fair Value through Other Comprehensive Income	Financial Assets at Amortized Cost

Loans and advances to credit institutions	-	93,606	-	49,648
Of which:
Reciprocal accounts	-	-	-	12,962
Time deposits	-	-	-	61
Guarantee deposits - Collateral delivered for OTC derivatives transactions	-	-	-	22,613
Reverse repurchase agreements	-	93,606	-	-
Call money transactions granted	-	-	-	6,427
Other accounts	-	-	-	7,585

Loans and advances to customers	-	5,517	1,727	641,629
Of which:
Commercial, financial and industrial loans	-	-	1,727	350,370
Public sector loans	-	-	-	56,256
Mortgage loans	-	-	-	130,725
Reverse repurchase agreements	-	5,517	-	-
Installment loans to individuals:
Revolving consumer credit card loans	-	-	-	53,248
Non-revolving consumer loans	-	-	-	52,931
Impaired loans	-	-	-	18,250
Allowance for impairment losses	-	-	-	(20,151)

Debt instruments	138,490	-	94,757	52,460
Of which:
Mexican government debt instruments	104,465	-	60,276	52,460
Of which:
Collateral delivered for OTC derivatives transactions	3,294	-	47	-
Foreign government debt instruments	29,529	-	29,489	-
Of which:
Brazilian government debt instruments	-	-	29,194	-
United States of America government debt instruments	29,529	-	295	-
Debt instruments issued by financial institutions	4,496	-	-	-
Other fixed-income interest debt instruments	-	-	4,992	-

Equity instruments	4,153	-	537	-
Of which:
Shares of Mexican companies	4,153	-	537	-

Trading derivatives	157,598	-	-	-
Of which:
Interest rate risk	65,389	-	-	-
Currency risk	91,926	-	-	-
Market price risk	275	-	-	-
Other	8	-	-	-
	300,241	99,123	97,021	743,737

b)       Valuation adjustments for impairment of financial assets

The following is a breakdown of the gross carrying amount of the Financial assets at fair value through other comprehensive income and the Financial assets at amortized cost as of June 30, 2018:

Debt instruments	Fair value/Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3*	Total
Assets at Fair Value through Other Comprehensive Income	94,757	-	94,757	-	94,757
Of which:
Mexican government debt instruments	60,276	-	60,276	-	60,276
Foreign government debt instruments	29,489	-	29,489	-	29,489
Debt securities issued by financial institutions	-	-	-	-	-
Other fixed-income interest debt instruments	4,992	-	4,992	-	4,992

Assets at Amortized Cost	52,460	-	52,460	-	52,460
Of which:
Mexican government debt instruments	52,460	-	52,460	-	52,460

Total Debt instruments	147,217	-	147,217	-	147,217

Loans and advances to customers	Fair value/Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3*	Total
Assets at Fair Value through Other Comprehensive Income	1,727	-	1,727	-	1,727
Of which:
Commercial, financial and industrial loans	1,727	-	1,727	-	1,727

Assets at Amortized Cost	620,782	22,748	643,530	18,250	661,780
Of which:
Commercial, financial and industrial loans	343,077	7,293	350,370	6,393	356,763
Public sector loans	56,256	-	56,256	-	56,256
Mortgage loans	121,767	8,958	130,725	8,156	138,881
Installment to individuals -	99,682	6,497	106,179	3,701	109,880
Revolving consumer credit card loans	48,913	4,335	53,248	1,789	55,037
Non-revolving consumer loans	50,769	2,162	52,931	1,912	54,843

Total Loans and advances to customers	622,509	22,748	645,257	18,250	663,507

* As of June 30, 2018 there were no purchase/originated credit-impaired financial assets.

The following is a breakdown of the allowance for loan losses and the written off financial assets as of June 30, 2018:

Debt instruments	Stage 1	Stage 2	Stage 3	Total	Written-offs financial assets
Assets at Fair Value through Other Comprehensive Income	21	-	-	21	-
Of which:
Mexican government debt instruments	19	-	-	19	-
Foreign government debt instruments	-	-	-	-	-
Debt securities issued by financial institutions	-
Other fixed-income interest debt instruments	2	-	-	2	-

Assets at Amortized Cost	-	-	-	-	-
Of which:
Mexican government debt instruments	-	-	-	-	-

Total Debt instruments	21	-	-	21	-

Loans and advances to customers	Stage 1	Stage 2	Stage 3	Total	Written off financial assets
Assets at Fair Value through Other Comprehensive Income	1	-	-	1	-
Of which:
Commercial, financial and industrial loans	1	-	-	1	-

Assets at Amortized Cost	7,369	4,588	8,194	20,151	9,681
Of which:
Commercial, financial and industrial loans	2,791	1,173	3,619	7,583	2,864
Public sector loans	2	-	-	2	-
Mortgage loans	773	382	1,693	2,848	373
Installment to individuals -	3,803	3,033	2,882	9,718	6,444
Revolving consumer credit card loans	1,555	1,967	1,423	4,945	3,624
Non-revolving consumer loans	2,248	1,066	1,459	4,773	2,820

Total Loans and advances to customers	7,370	4,588	8,194	20,152	9,681

The following is a breakdown of the transfers of financial assets at amortized cost between stages as of June 30, 2018:

Loans and advances to customers	Carrying amount
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2018	583,871	24,346	18,132	626,349
Transfers:
Transfer from Stage 1 to Stage 2	(33,034)	33,034	-	-
Transfer from Stage 1 to Stage 3	(2,119)	-	2,119	-
Transfer from Stage 2 to Stage 3	-	(12,415)	12,415	-
Transfer from Stage 2 to Stage 1	19,714	(19,714)	-	-
Transfer from Stage 3 to Stage 2	-	1,958	(1,958)	-
Transfer from Stage 3 to Stage 1	1,674	-	(1,674)	-
Remaining in same stage	(46,323)	(683)	(397)	(47,403)
Financial assets derecognized during the period other than write offs	(302,408)	(3,033)	(3,643)	(309,084)
New financial assets originated	396,744	2,031	2,858	401,633
Write offs	-	(208)	(9,473)	(9,681)
Other movements	706	(611)	(129)	(34)

As of June 30, 2018	618,825	24,705	18,250	661,780

The following is a breakdown of the transfers of allowance for impairment losses of financial assets at amortized cost between stages as of June 30, 2018:

Loans and advance to customers	Allowance for impairment losses (on-balance sheet)
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2018	6,768	3,664	6,497	16,929
IFRS 9 adjustments	688	1,116	1,466	3,270
As of January 1, 2018 Restated:	7,456	4,780	7,963	20,199
Transfers:
Transfer from Stage 1 to Stage 2	(500)	1,304	-	804
Transfer from Stage 1 to Stage 3	(51)	-	201	150
Transfer from Stage 2 to Stage 3	-	(2,267)	4,124	1,857
Transfer from Stage 1 to Stage 2	(618)	3,164	-	2,546
Transfer from Stage 2 to Stage 3	-	(3,031)	4,523	1,492
Transfer from Stage 3 to Stage 1	24	-	(231)	(207)
Financial assets derecognized during the period other than write offs	(1,454)	(365)	(1,090)	(2,909)
Write offs	(6)	(171)	(9,504)	(9,681)
New financial assets originated	2,679	748	1,788	5,215
Foreign exchange and other movements	(162)	426	421	685

As of June 30, 2018	7,368	4,588	8,195	20,151

Debt instruments

•	Financial assets at fair value through other comprehensive income

During the six-month period ended June 30, 2018, there were no transfers between stages related to the fair value (neither the corresponding allowance for impairment losses) of the financial assets at fair value through other comprehensive income, which are classified within Stage 1.

The change in the allowance for impairment losses during the six-month period ended June 30, 2018, amounts to 3 million pesos.

•	Financial assets at amortized cost

During the six-month period ended June 30, 2018, there were no transfers between stages related to the gross carrying amount of the financial assets at amortized cost, which are classified within Stage 1.

There were no allowance for impairment losses recognized during the six-month period ended June 30, 2018, related to financial assets at amortized cost.

Loans and advances to customers

•	Financial assets at fair value through other comprehensive income

During the six-month period ended June 30, 2018, there were no transfers between stages related to the fair value (neither the corresponding allowance for impairment losses) of the financial assets at fair value through other comprehensive income, which are classified within Stage 1.

The change in the allowance for impairment losses during the six-month period ended June 30, 2018, amounts to 1 million pesos.

Loans and advances to credit institutions

During the six-month period ended June 30, 2018, there were no transfers between stages related to the carrying value of the financial assets at amortized cost, which are classified within Stage 1. There were not allowance for impairment losses recognized for the aforementioned financial assets during the six-month period ended June 30, 2018.

The following is a breakdown by stages of the carrying amount of the contingent commitments as of June 30, 2018:

	Stage 1	Stage 2	Stage 3	Total
Available lines of credit cards and non-revolving consumer loans	139,123	279	140	139,542

Guarantees, documentary credits and loan commitments of commercial and public-sector loans	85,054	168	2	85,224

Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises (SMEs)	484	-	-	484

Total	224,661	447	142	225,250

The following is a breakdown by stages of the provisions for off-balance sheet risk of the contingent commitments as of June 30, 2018:

	Stage 1	Stage 2	Stage 3	Total
Available lines of credit cards and non-revolving consumer loans	816	141	13	970

Guarantees, documentary credits and loan commitments of commercial and public-sector loans	55	5	-	60

Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises (SMEs)	15	-	-	15

Total	886	146	13	1,045

The following is a breakdown of the transfers of provisions for off-balance sheet risk between stages of the contingent commitments as of June 30, 2018:

Contingent commitments	Provisions for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2018	918	48	66	1,032
IFRS 9 adjustments	(85)	106	(53)	(32)
As of January 1, 2018 Restated:	833	154	13	1,000
Transfers:
Transfer from Stage 2 to Stage 1	-	-	-	-
Transfer from Stage 3 to Stage 1	-	-	-	-
Transfer from Stage 3 to Stage 2	-	-	-	-
Transfer from Stage 1 to Stage 2	-	-	-	-
Transfer from Stage 2 to Stage 3	-	-	-	-
Transfer from Stage 1 to Stage 3	-	-	-	-
Financial assets derecognized during the period other than write offs	(47)	(13)	(2)	(62)
Write offs	-	-	-	-
New financial assets originated	99	6	2	107
Foreign exchange and other movements	-	-	-	-

As of June 30, 2018	885	147	13	1,045

The following is a breakdown by maturity of Other assets which are measured at amortized cost as of June 30, 2018:

	Current	More than 30 days less than 60	More than 60 days less than 90	More than 90 days	Total
Other assets
Credit card operating balances	542	243	80	647	1,512
Insurance commission receivables	93	18	-	994	1,105
Prepayments	120	-	-	751	871
Other	2,136	365	1,796	2,003	6,300

Expected credit loss rate	6%	12%	6%	17%
Gross carrying amount	2,891	626	1,876	4,395	9,788
Lifetime expected credit losses	(179)	(73)	(115)	(734)	(1,101)
Carrying amount as of June 30, 2018	2,712	553	1,761	3,661	8,687

Available-for-sale financial assets (up to December 31, 2017)

As indicated in Note 2 to the Bank’s audited consolidated financial statements for the year ended December 31, 2017, changes in fair value of financial assets and liabilities were recognized with a charge or credit to the unaudited condensed consolidated income statement. However, in the case of available-for-sale financial assets the changes in fair value, except for interest and foreign exchange rate changes, were recognized temporarily in Other comprehensive income under Valuation adjustments - Available-for-sale financial assets.

The changes in fair value charged or credited to Valuation adjustments - Available-for-sale financial assets remained in the Bank’s other comprehensive income until the asset giving rise to them is derecognized, at which time they were recognized in the unaudited condensed consolidated income statement.

When there was objective evidence at the date of measurement of these instruments that the aforementioned differences were due to impairment, they were no longer recognized in other comprehensive income under Valuation adjustments - Available-for-sale financial assets and were recycled, for the cumulative amount at that date, to the unaudited condensed consolidated income statement.

Impairment losses on financial assets at fair value through other comprehensive income

As of January 1, 2018, based on an expected credit loss methodology according to IFRS 9, the Bank determines an allowance for impairment losses on financial assets at fair value through other comprehensive income, which is recognized in “Impairment losses on financial assets not at fair value through profit or loss - Financial assets at fair value through other comprehensive income” within the unaudited condensed consolidated income statement with a corresponding effect in the consolidated equity in Other comprehensive income under Valuation adjustments - Financial assets at fair value through other comprehensive income. For the six-month period ended June 30, 2018, the impairment on financial assets at fair value through other comprehensive income amounts to 3 million pesos.

Allowance for impairment losses

The changes in the allowance for impairment losses of the financial assets included under Loans and advances to customers in the six-month periods ended June 30, 2017 and 2018 were as follows:

	2017	2018

Beginning balance at January 1 (as originally presented)	(17,883)	(16,929)
IFRS 9 adjustments	-	(3,270)
Beginning balance at January 1 (restated)	(17,883)	(20,199)

Impairment losses on financial assets – Loans and advances to customers (*)	(10,922)	(9,644)
Write off of impaired balances recorded against allowance for impairment losses	10,537	9,681
Other	176	11

Balance at June 30	(18,092)	(20,151)

(*) The amount of impairment losses on financial assets presented in the unaudited condensed consolidated income statement is net of recoveries and legal expenses in the amount of 1,057 million pesos in the six-month period ended June 30, 2017 and 1,159 million pesos in the six-month period ended June 30, 2018.

Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets. The breakdown is as follows:

	12/31/2017	06/30/2018

Available lines of credit cards and non-revolving consumer loans	136,649	139,542
Guarantees, documentary credits and loan commitments of commercial and public-sector loans	78,381	85,224
Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises (SMEs)	432	484
Total	215,462	225,250

Maximum exposure to credit risk

The maximum exposure to credit risk includes the carrying amounts of financial assets recognized on the consolidated balance sheet subject to credit risk and the nominal amounts for off-balance-sheet commitments.

Where available, collaterals are presented at fair value; for other collaterals, such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Bank’s collaterals or guarantees are contractual and are typically classified as follows:

•	Financial and other collateral, which enables the Bank to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity instruments), collection rights, inventory, equipment and real estate are included in this category:

o	Cash collateral received – Cash collateral requested from financial and corporate customers to secure the payments in OTC derivative transactions.

o	Collateralized by securities – Collateral to secure the payments in repurchase agreements and reverse repurchase agreements.

o	Collection rights – Highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

o	Real estate.

•	Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

Collaterals and other credit enhancements related to the commercial portfolio are subject to at least an annual review. In the case of guarantees, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Bank has attempted to seek recovery through the execution of a third-party guarantee and has been denied such recovery.

For the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on the history of the payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans, when the loan is classified as credit-impaired and periodically thereafter.

During the six-month period ended June 30, 2018, there were no significant changes in the collaterals or guarantees and other credit enhancements that mitigate the inherent risk of credit loss in an exposure with respect the consolidated financial statements as of December, 31, 2017.

6.	Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	12/31/2017	06/30/2018

Non-current assets held for sale:
Foreclosed assets	1,295	1,286
	1,295	1,286

During the six-month periods ended June 30, 2017 and 2018, there were no material movements on foreclosed assets classified as non-current held for sale.

7.	Tangible assets

a)	Changes in the period

There were no significant changes on Tangible assets in the six-month period ended June 30, 2018 as noted below:

		Accumulated Depreciation	Impairment Losses	Carrying Amount
	Cost

Buildings	8,057	(4,492)	-	3,565
IT equipment and fixtures	2,857	(1,290)	-	1,567
Furniture and vehicles	1,670	(1,027)	-	643
Others	723	-	-	723
Balances at December 31, 2017	13,307	(6,809)	-	6,498

Buildings	8,501	(4,751)	-	3,750
IT equipment and fixtures	2,852	(1,427)	-	1,425
Furniture and vehicles	1,718	(1,095)	-	623
Others	613	-	-	613
Balances at June 30, 2018	13,684	(7,273)	-	6,411

b)	Impairment losses

There were no impairment losses on Tangible assets in the six-month periods ended June 30, 2017 and 2018.

c)	Other information

As of December 31, 2017 and as of June 30, 2018, the Bank did not have any significant commitments to purchase buildings, IT equipment, furniture or vehicles.

8.	Intangible assets

a)	Goodwill

There were no changes in Goodwill for the six-month period ended June 30, 2018.

b)	Impairment test

In accordance with the estimates, projections, measurements and hypothesis available to the Bank's Management in the six-month period ended June 30, 2018, the Bank has not identified, nor has it recognized any impairment losses on Goodwill.

These hypotheses have not changed from those explained in Note 16c to the Bank’s audited consolidated financial statements for the year ended December 31, 2017.

c)	Other intangible assets

In the six-month period ended June 30, 2018 there were no significant changes in Other intangible assets as of December 31, 2017.

9.	Financial liabilities

a)	Breakdown

The breakdown by category for measurement purposes of the Bank’s financial liabilities, other than hedging derivatives, as of December 31, 2017 and as of June 30, 2018 is as follows:

	12/31/2017
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	-	28,359	76,515
Of which:
Reciprocal accounts	-	-	2,316
Time deposits	-	-	4,506
Overnight deposits	-	-	13,688
Repurchase agreements	-	28,359	-
Other accounts	-	-	55,848
Accrued interest	-	-	157

Customer deposits	-	81,790	608,776
Of which:
Repurchase agreements	-	81,790	-
Demand deposits:
Current accounts	-	-	422,028
Saving accounts	-	-	-
Other demand deposits:
Collateral received for OTC derivatives transactions	-	-	13,867
Others	-	-	12,363
Time deposits:
Fixed-term deposits	-	-	159,464
Accrued interest	-	-	1,054

Marketable debt securities	-	10,504	85,792
Of which:
Certificates of deposit (unsecured)	-	-	27,467
Senior unsecured notes	-	-	19,558
Structured bank bonds	-	10,504	244
Promissory notes	-	-	23,577
Unsecured bonds	-	-	14,798
Mortgage-backed bonds	-	-	148

Subordinated liabilities	-	-	35,885

Trading derivatives	171,282	-	-
Of which:
Interest rate risk	61,027	-	-
Currency risk	109,813	-	-
Market price risk	442	-	-

Short positions	68,443	-	-
Of which:
Securities loans	21,132	-	-
Short sales	47,311	-	-

Other financial liabilities	-	-	13,463
Of which:
Trade payables	-	-	1,895
Collection accounts:
Tax payables	-	-	939
Financial transactions pending settlement	-	-	5,468
Other financial liabilities	-	-	5,161

	239,725	120,653	820,431

	06/30/2018
	Financial Liabilities at Fair Value through Profit or Loss	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	-	28,257	88,930
Of which:
Reciprocal accounts	-	-	3,134
Time deposits	-	-	4,996
Overnight deposits	-	-	27,838
Repurchase agreements	-	28,257	-
Other accounts	-	-	52,807
Accrued interest	-	-	155

Customer deposits	-	65,824	652,768
Of which:
Repurchase agreements	-	65,824	-
Demand deposits:
Current accounts	-	-	451,420
Saving accounts	-	-
Other deposits:	-	-	26,361
Collateral received for OTC derivatives transactions	-	-	12,060
Others	-	-	14,301
Time deposits:
Fixed-term deposits	-	-	173,728
Accrued interest	-	-	1,259

Marketable debt securities	-	5,768	95,074
Of which:
Certificates of deposit (unsecured)	-	-	35,286
Senior unsecured notes	-	-	19,608
Structured bank bonds	-	5,768	537
Promissory notes	-	-	16,756
Unsecured bonds	-	-	22,753
Mortgage-backed bonds	-	-	134

Subordinated liabilities	-	-	35,914

Trading derivatives	156,539	-	-
Of which:
Interest rate risk	66,729	-	-
Currency risk	89,293	-	-
Market price risk	188	-	-
Other	329	-	-

Short positions	87,017	-	-
Of which:
Securities loans	29,582	-	-
Short sales	57,435	-	-

Other financial liabilities	-	-	22,045
Of which:
Trade payables	-	-	1,531
Collection accounts:
Tax payables	-	-	935
Financial transactions pending settlement	-	-	12,979
Other financial liabilities	-	-	6,600

	243,556	99,849	894,731

b)	Short positions

Following is a breakdown of the carrying amount of Short positions:

	12/31/2017	06/30/2018

Securities loans:
Debt instruments	21,050	29,308
Equity instruments	82	274
	21,132	29,582

Short sales:
Debt instruments (*)	47,311	57,435
	68,443	87,017

(*) These figures include financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements of 46,233 million pesos as of December 31, 2017. The balance as of June 30, 2018 represents financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements.

c)       Marketable debt securities – Changes

The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss issued by the Bank, were as follows:

	2017	2018
Beginning balance at January 1	12,335	10,504
Issues	2,299	1,197
Of which:
Structured bank bonds	2,299	1,197
Redemptions	(4,590)	(5,760)
Of which:
Structured bank bonds	(4,590)	(5,760)
Changes in fair value	460	(173)
Balance at December 31 and June 30	10,504	5,768

The cumulative own credit risk from financial liabilities at fair value through profit or loss as of June 30, 2018, amounted to 58 million pesos, which is recognized in Other comprehensive income amounting to 41 million pesos, net of income tax.

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2017	2018

Beginning balance at January 1	77,668	85,792
Issues	2,251,910	1,222,004
Of which:
Certificates of deposit (unsecured)	70,705	34,386
Structured bank bonds	6,238	5,110
Promissory notes	2,174,967	1,171,891
Unsecured bonds	-	10,617

Redemptions	(2,243,323)	(1,213,045)
Of which:
Certificates of deposit (unsecured)	(69,455)	(26,489)
Structured bank bonds	(6,190)	(4,785)
Promissory notes	(2,167,658)	(1,178,756)
Unsecured bonds	-	(3,000)
Mortgage back bonds (Santander Vivienda, S.A. de C.V.)	(20)	(15)

Accrued interest	292	14
Effect of changes in foreign exchange rates	(755)	309
Balance at December 31 and June 30	85,792	95,074

d)	Marketable debt securities - Other disclosures

As of December 31, 2017, the balance of the issues performed by the Bank is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	36	12/28/2018	7.42%
Certificates of deposit (unsecured)	11	12/27/2018	7.43%
Certificates of deposit (unsecured)	23	12/26/2018	7.42%
Certificates of deposit (unsecured)	28	12/24/2018	7.42%
Certificates of deposit (unsecured)	40	12/21/2018	7.42%
Certificates of deposit (unsecured)	28	12/20/2018	7.41%
Certificates of deposit (unsecured)	13	12/19/2018	7.41%
Certificates of deposit (unsecured)	13	12/18/2018	7.40%
Certificates of deposit (unsecured)	24	12/17/2018	7.40%
Certificates of deposit (unsecured)	28	12/14/2018	7.26%
Certificates of deposit (unsecured)	29	12/13/2018	7.25%
Certificates of deposit (unsecured)	31	12/11/2018	7.23%
Certificates of deposit (unsecured)	18	12/10/2018	7.2%
Certificates of deposit (unsecured)	20	12/07/2018	7.19%
Certificates of deposit (unsecured)	27	12/06/2018	7.19%
Certificates of deposit (unsecured)	19	12/05/2018	7.19%
Certificates of deposit (unsecured)	11	12/04/2018	7.19%
Certificates of deposit (unsecured)	8	12/03/2018	7.19%
Certificates of deposit (unsecured)	16	11/30/2018	7.42%
Certificates of deposit (unsecured)	1,200	12/06/2018	7.42%
Certificates of deposit (unsecured)	11	11/29/2018	7.43%
Certificates of deposit (unsecured)	600	11/28/2018	7.66%
Certificates of deposit (unsecured)	4	11/28/2018	7.42%
Certificates of deposit (unsecured)	300	11/28/2018	7.66%
Certificates of deposit (unsecured)	6	11/27/2018	7.42%
Certificates of deposit (unsecured)	4	11/26/2018	7.42%
Certificates of deposit (unsecured)	5	11/23/2018	7.42%
Certificates of deposit (unsecured)	7	11/22/2018	7.41%
Certificates of deposit (unsecured)	6	11/21/2018	7.41%
Certificates of deposit (unsecured)	7	11/20/2018	7.40%
Certificates of deposit (unsecured)	1	11/16/2018	7.26%
Certificates of deposit (unsecured)	6	11/15/2018	7.25%
Certificates of deposit (unsecured)	1	11/14/2018	7.23%
Certificates of deposit (unsecured)	500	11/05/2018	7.43%
Certificates of deposit (unsecured)	2,000	11/01/2018	7.67%
Certificates of deposit (unsecured)	1,200	09/17/2018	7.44%
Certificates of deposit (unsecured)	500	09/13/2018	7.43%
Certificates of deposit (unsecured)	2,000	09/13/2018	7.43%
Certificates of deposit (unsecured)	3,800	08/17/2018	7.43%
Certificates of deposit (unsecured)	100	08/16/2018	7.43%
Certificates of deposit (unsecured)	1,100	08/16/2018	7.62%
Certificates of deposit (unsecured)	50	07/27/2018	7.46%
Certificates of deposit (unsecured)	1,000	07/17/2018	7.55%
Certificates of deposit (unsecured)	1,000	06/25/2018	7.55%
Certificates of deposit (unsecured)	1,000	06/08/2018	7.59%
Certificates of deposit (unsecured)	500	05/24/2018	7.69%
Certificates of deposit (unsecured)	700	05/09/2018	7.64%
Certificates of deposit (unsecured)	750	02/23/2018	7.54%
Certificates of deposit (unsecured)	1,000	02/22/2018	7.50%
Certificates of deposit (unsecured) - USD	3	05/09/2018	0.96%
Certificates of deposit (unsecured) - USD	98	04/30/2018	0.99%
Certificates of deposit (unsecured) - USD	3,933	11/14/2018	1.62%
Certificates of deposit (unsecured) - USD	1	07/31/2018	0.40%
Certificates of deposit (unsecured) - USD	3	07/31/2018	0.99%

	Amount	Maturity Date	Rate
Certificates of deposit (unsecured) - USD	1	06/29/2018	0.40%
Certificates of deposit (unsecured) - USD	3	06/29/2018	0.98%
Certificates of deposit (unsecured) - USD	12	06/27/2018	0.98%
Certificates of deposit (unsecured) - USD	12	06/15/2018	0.98%
Certificates of deposit (unsecured) - USD	23	06/04/2018	0.98%
Certificates of deposit (unsecured) - USD	23	05/21/2018	0.98%
Certificates of deposit (unsecured) - USD	34	05/18/2018	0.98%
Certificates of deposit (unsecured) - USD	23	05/18/2018	0.98%
Certificates of deposit (unsecured) - USD	5	05/09/2018	0.96%
Certificates of deposit (unsecured) - USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured) - USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured) - USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured) - USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured) - USD	44	02/28/2018	0.65%
Certificates of deposit (unsecured) - USD	79	01/04/2018	0.85%
Certificates of deposit (unsecured) - USD	2,514	01/26/2018	1.70%
Certificates of deposit (unsecured) - USD	37	01/19/2018	0.85%
Certificates of deposit (unsecured) - USD	68	01/19/2018	0.85%
Certificates of deposit (unsecured) - USD	585	01/16/2018	1.20%
	27,350
Accrued interest	117
	27,467

Senior Unsecured Notes	19,449	11/09/2022	4.125%
Accrued interest	109
	19,558

	Amount	Maturity Date	Rate

Structured bank bonds	151	05/31/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	59	01/04/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	01/17/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds(*)	57	05/24/2021	Tasa de Interés Interbancaria de Equilibrio (“TIIE”)
Structured bank bonds(*)	18	05/12/2021	TIIE
Structured bank bonds(*)	347	04/23/2021	TIIE
Structured bank bonds(*)	7	03/16/2021	TIIE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	41	02/23/2021	TIIE
Structured bank bonds(*)	167	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	128	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	66	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	212	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	45	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	515	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	771	10/23/2020	TIIE
Structured bank bonds(*)	36	12/27/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	15	12/19/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	66	11/22/2019	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	155	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	103	10/16/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	20	10/03/2019	Guaranteed rate subject to NKY and SXE
Structured bank bonds(*)	90	09/25/2019	TIIE
Structured bank bonds(*)	99	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	06/26/2019	TIIE
Structured bank bonds(*)	58	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	27	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	219	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	7	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	21	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	15	04/26/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	50	04/26/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	118	04/26/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	18	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	10	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	110	02/21/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	11	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	19	11/16/2018	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	167	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	135	09/27/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	166	09/26/2018	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	105	09/20/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	133	08/30/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	6	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	11	08/02/2018	Guaranteed rate subject to DAX

	Amount	Maturity Date	Rate

Structured bank bonds(*)	126	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	305	06/29/2018	Guaranteed rate subject to IPC and S&P 500
Structured bank bonds(*)	10	06/29/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	925	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	150	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	467	06/27/2018	2%
Structured bank bonds(*)	13	06/08/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	159	06/06/2018	TIIE
Structured bank bonds(*)	127	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	715	05/30/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	05/25/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	148	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	101	05/09/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	892	04/03/2018	Guaranteed rate subject to Euro STOXX Oil & Gas
Structured bank bonds(*)	49	03/22/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	46	03/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	21	03/14/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	90	03/12/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	41	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	41	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	476	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	10	02/21/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	24	02/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	310	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	40	02/16/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	14	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	572	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	181	05/17/2019	Guaranteed rate subject to Euro STOXX 50
	10,726
Transaction costs and accrued interest (net)	22
	10,748

Promissory notes	1,115	08/22/2018	7.53%
Promissory notes	499	08/10/2018	7.56%
Promissory notes	1,022	08/06/2018	7.57%
Promissory notes	511	08/03/2018	7.58%
Promissory notes	96	06/04/2018	7.38%
Promissory notes	868	06/04/2018	7.38%
Promissory notes	2,677	02/28/2018	7.38%
Promissory notes	1	01/23/2018	7.25%
Promissory notes	58	01/23/2018	7.25%
Promissory notes	60	01/02/2018	7.20%
Promissory notes	10,001	01/02/2018	7.25%
Promissory notes	6,500	01/02/2018	7.25%
	23,408
Accrued interest	169
	23,577

Unsecured bonds	3,000	03/16/2018	8.91%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	TIIE + 15 basis points

	Amount	Maturity Date	Rate

Unsecured bonds	3,000	12/06/2018	TIIE + 18 basis points
	14,700
Accrued interest	98
	14,798

Mortgage-backed bonds	133	05/25/2032	5.00%
Mortgage-backed bonds	15	05/25/2032	6.40%
	148
Accrued interest	-
	148

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of June 30, 2018 the balance of the issues performed by the Bank is as follows:

	Amount	Maturity Date	Rate

Certificate of deposit (unsecured)	19	01/15/19	7.65%
Certificate of deposit (unsecured)	16	11/30/18	7.69%
Certificate of deposit (unsecured)	19	12/05/18	7.70%
Certificate of deposit (unsecured)	20	12/07/18	7.72%
Certificate of deposit (unsecured)	27	12/06/18	7.70%
Certificate of deposit (unsecured)	28	12/20/18	7.66%
Certificate of deposit (unsecured)	22	01/14/19	7.65%
Certificate of deposit (unsecured)	11	12/27/18	7.68%
Certificate of deposit (unsecured)	23	12/26/18	7.68%
Certificate of deposit (unsecured)	8	12/03/18	7.69%
Certificate of deposit (unsecured)	11	12/04/18	7.70%
Certificate of deposit (unsecured)	18	12/10/18	7.87%
Certificate of deposit (unsecured)	31	12/11/18	7.88%
Certificate of deposit (unsecured)	29	12/13/18	7.90%
Certificate of deposit (unsecured)	28	12/14/18	7.90%
Certificate of deposit (unsecured)	24	12/17/18	7.65%
Certificate of deposit (unsecured)	13	12/19/18	7.65%
Certificate of deposit (unsecured)	37	12/31/18	7.69%
Certificate of deposit (unsecured)	40	12/21/18	7.67%
Certificate of deposit (unsecured)	15	01/03/19	7.70%
Certificate of deposit (unsecured)	28	01/04/19	7.72%
Certificate of deposit (unsecured)	28	01/07/19	7.87%
Certificate of deposit (unsecured)	23	01/08/19	7.88%
Certificate of deposit (unsecured)	26	01/09/19	7.89%
Certificate of deposit (unsecured)	21	01/10/19	7.90%
Certificate of deposit (unsecured)	16	01/23/19	7.68%
Certificate of deposit (unsecured)	13	12/18/18	7.65%
Certificate of deposit (unsecured)	28	12/24/18	7.67%
Certificate of deposit (unsecured)	36	12/28/18	7.69%
Certificate of deposit (unsecured)	8	01/02/19	7.70%
Certificate of deposit (unsecured)	16	01/11/19	7.90%
Certificate of deposit (unsecured)	13	01/16/19	7.65%
Certificate of deposit (unsecured)	20	01/17/19	7.66%
Certificate of deposit (unsecured)	20	01/18/19	7.67%
Certificate of deposit (unsecured)	23	01/21/19	7.67%
Certificate of deposit (unsecured)	21	01/22/19	7.67%
Certificate of deposit (unsecured)	19	01/25/19	7.69%
Certificate of deposit (unsecured)	34	01/28/19	7.69%
Certificate of deposit (unsecured)	24	01/29/19	7.70%
Certificate of deposit (unsecured)	39	01/30/19	7.70%
Certificate of deposit (unsecured)	28	01/24/19	7.68%
Certificate of deposit (unsecured)	65	01/31/19	7.70%

Certificate of deposit (unsecured)	9	06/20/19	8.45%
Certificate of deposit (unsecured)	12	06/21/19	8.47%
Certificate of deposit (unsecured)	26	06/24/19	8.62%
Certificate of deposit (unsecured)	8	06/25/19	8.63%
Certificate of deposit (unsecured)	23	06/26/19	8.64%
Certificate of deposit (unsecured)	40	06/27/19	8.65%
Certificate of deposit (unsecured)	40	06/28/19	8.65%
Certificate of deposit (unsecured)	300	09/10/18	0.00%
Certificate of deposit (unsecured)	7	11/20/18	7.65%
Certificate of deposit (unsecured)	1,000	07/17/18	7.95%
Certificate of deposit (unsecured)	50	07/27/18	8.10%
Certificate of deposit (unsecured)	300	08/13/18	0.00%
Certificate of deposit (unsecured)	1,100	08/16/18	7.95%
Certificate of deposit (unsecured)	100	08/16/18	7.94%
Certificate of deposit (unsecured)	3,800	08/17/18	7.96%
Certificate of deposit (unsecured)	2,000	09/13/18	7.94%
Certificate of deposit (unsecured)	500	09/13/18	7.94%
Certificate of deposit (unsecured)	1,200	09/17/18	8.11%
Certificate of deposit (unsecured)	500	11/05/18	7.93%
Certificate of deposit (unsecured)	300	09/21/18	0.00%
Certificate of deposit (unsecured)	2,000	11/01/18	7.92%
Certificate of deposit (unsecured)	1	11/16/18	7.90%
Certificate of deposit (unsecured)	600	11/28/18	7.92%
Certificate of deposit (unsecured)	7	11/22/18	7.66%
Certificate of deposit (unsecured)	5	11/23/18	7.67%
Certificate of deposit (unsecured)	6	11/27/18	7.67%
Certificate of deposit (unsecured)	300	11/28/18	7.92%
Certificate of deposit (unsecured)	6	11/15/18	7.90%
Certificate of deposit (unsecured)	11	11/29/18	7.68%
Certificate of deposit (unsecured)	1,200	12/06/18	7.95%
Certificate of deposit (unsecured)	1	11/14/18	7.89%
Certificate of deposit (unsecured)	4	11/28/18	7.68%
Certificate of deposit (unsecured)	6	11/21/18	7.65%
Certificate of deposit (unsecured)	4	11/26/18	7.67%
Certificate of deposit (unsecured)	2,000	12/20/18	7.89%
Certificate of deposit (unsecured)	550	02/01/19	7.92%
Certificate of deposit (unsecured)	1,000	12/20/18	7.95%
Certificate of deposit (unsecured)	1,050	01/17/19	7.95%
Certificate of deposit (unsecured)	1,000	02/08/19	8.13%
Certificate of deposit (unsecured)	60	02/11/19	7.88%
Certificate of deposit (unsecured)	900	02/15/19	7.95%
Certificate of deposit (unsecured)	1,000	02/08/19	7.95%
Certificate of deposit (unsecured)	1,500	03/15/19	7.95%
Certificate of deposit (unsecured)	700	02/25/19	7.95%
Certificate of deposit (unsecured)	1,500	03/26/19	7.95%
Certificate of deposit (unsecured)	1,000	05/16/19	7.95%
Certificate of deposit (unsecured)	800	06/13/19	7.91%
Certificate of deposit (unsecured) – USD	33	07/10/18	1.15%
Certificate of deposit (unsecured) – USD	22	07/10/18	1.15%
Certificate of deposit (unsecured) – USD	22	07/12/18	1.15%
Certificate of deposit (unsecured) – USD	523	07/10/18	1.76%
Certificate of deposit (unsecured) – USD	12	07/02/18	1.05%
Certificate of deposit (unsecured) – USD	23	07/02/18	1.05%
Certificate of deposit (unsecured) – USD	76	07/03/18	0.98%
Certificate of deposit (unsecured) – USD	64	07/18/18	1.02%
Certificate of deposit (unsecured) – USD	35	07/18/18	1.02%
Certificate of deposit (unsecured) – USD	927	07/26/18	2.00%
Certificate of deposit (unsecured) – USD	3	11/06/18	0.98%
Certificate of deposit (unsecured) – USD	3	11/06/18	0.98%
Certificate of deposit (unsecured) – USD	1	07/31/18	0.50%
Certificate of deposit (unsecured) – USD	3	07/31/18	0.99%
Certificate of deposit (unsecured) – USD	1	07/31/18	0.40%
Certificate of deposit (unsecured) – USD	3,938	11/14/18	2.21%

	35,200
Accrued interest	86
	35,286

Structured bank bonds	100	07/20/2018	10%
Structured bank bonds	100	07/27/2018	10%
Structured bank bonds	75	07/16/2018	Guaranteed rate subject to SXDP
Structured bank bonds	11	08/17/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	15	06/27/2019	Guaranteed rate subject to IPC
Structured bank bonds	16	02/20/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	25	07/06/2018	0.25%
Structured bank bonds	65	07/20/2018	0.25%
Structured bank bonds	44	07/13/2018	0.25%
Structured bank bonds	29	08/03/2018	0.25%
Structured bank bonds	44	07/27/2018	0.25%
Structured bank bonds	10	07/10/2018	43.74%
Structured bank bonds(*)	128	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	11	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	6	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	134	08/30/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	175	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	172	09/26/2018	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	137	09/27/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	106	09/20/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	22	11/16/2018	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	12	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	111	02/21/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	55	03/01/2019	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	20	03/05/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	529	03/25/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	29	03/27/2019	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	11	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	19	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	113	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	51	04/26/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	14	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	124	05/29/2019	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	27	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	116	06/24/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	21	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	2	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	217	06/06/2019	Guaranteed rate subject to IBEX35

Structured bank bonds(*)	58	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	06/26/2019	TIIE
Structured bank bonds(*)	99	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	90	09/25/2019	TIIE
Structured bank bonds(*)	96	10/16/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	20	10/03/2019	Guaranteed rate subject to NKY and SXE
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	66	11/22/2019	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	16	02/20/2020	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	273	06/02/2020	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	157	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	15	12/19/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	36	12/27/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	744	10/23/2020	TIIE
Structured bank bonds(*)	516	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	43	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	205	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	157	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	123	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	40	02/23/2021	TIIE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	5	03/16/2021	TIIE
Structured bank bonds(*)	331	04/23/2021	TIIE
Structured bank bonds(*)	17	05/12/2021	TIIE
Structured bank bonds(*)	57	05/24/2021	TIIE
Structured bank bonds(*)	180	05/17/2019	Guaranteed rate subject to Euro STOXX 50
	6,303
Accrued interest	2
	6,305

Senior Unsecured Notes	19,500	11/09/2022	4.125%
Accrued interest	108
	19,608

Promissory notes	772	07/02/2018	7.75%
Promissory notes	8,000	07/02/2018	7.75%
Promissory notes	4,500	07/02/2018	7.75%
Promissory notes	60	07/10/2018	7.50%
Promissory notes	62	07/02/2018	7.70%
Promissory notes	511	08/03/2018	7.58%
Promissory notes	1,022	08/06/2018	7.57%
Promissory notes	499	08/10/2018	7.56%
Promissory notes	1,116	08/22/2018	7.53%
	16,542
Accrued interest	214
	16,756

Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 basis points

Unsecured bonds - USD	6,497	02/10/2020	London InterBank Offered Rate (LIBOR) + 20 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
	22,658
Accrued interest	95
	22,753

Mortgage-backed bonds	120	05/25/2032	5.00%
Mortgage-backed bonds	14	05/25/2032	6.40%
	134
Accrued interest	-
	134

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

e)       Subordinated liabilities – other disclosures

The breakdown of the balance of Subordinated liabilities is as follows:

			06/30/2018
			Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

	12/31/2017	06/30/2018

Tier II Subordinated Capital Notes	26,054	26,088	1,300,000,000 USD	5.95
Subordinated Additional Tier I Capital Notes	9,831	9,826	500,000,000 USD	8.50
Balance at year-end	35,885	35,914

The changes for the six-month periods ended June 30, 2017 in the Bank’s subordinated liabilities arising from both cash flow and non-cash flow items are as follows:

			Non-cash changes
	January 1, 2017	Cash flows	Accrued interest	Transaction costs	Foreign exchange movements	June 30, 2017

Tier II Subordinated Capital Notes	27,278	(803)	808	30	(3,411)	23,902
Subordinated Additional Tier I Capital Notes	10,298	-	-	11	(1,278)	9,031
Balance at	37,576	(803)	808	41	(4,689)	32,933

During the six-month period ended June 30, 2017, the Bank paid 247 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which are recognized in Accumulated reserves within Shareholders’ equity.

The changes for the six-month periods ended June 30, 2018 in the Bank’s subordinated liabilities arising from both cash flow and non-cash flow items are as follows:

			Non-cash changes
	January 1, 2018	Cash flows	Accrued interest	Transaction costs	Foreign exchange movements	June 30, 2018

Tier II Subordinated Capital Notes	26,054	(723)	675	13	69	26,088
Subordinated Additional Tier I Capital Notes	9,831	-	-	(19)	14	9,826
Balance at	35,885	(723)	675	(6)	83	35,914

During the six-month period ended June 30, 2018, the Bank paid 397 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which are recognized in Accumulated reserves within Shareholders’ equity.

10.	Provisions

a)       Changes

The changes in Provisions in the six-month periods ended June 30, 2017 and June 30, 2018 were as follows:

	2017	2018
Beginning balances at January 1	7,202	6,730
Additions to provisions	545	817
Of which:
Provisions for pensions and similar obligations	417	442
Provisions for tax and legal matters	32	344
Provisions for off-balance-sheet risk	-	13
Other provisions	96	18
Provisions for Pensions and Similar Obligations charged to income	417	442
Of which:
Defined benefit pension plan	258	260
Defined contribution pension plan	159	182
Payments and other movements	(526)	(877)
Balances at June 30	7,221	6,670

b)       Provisions for pensions and similar obligations

No significant changes have occurred in the six-month period ended June 30, 2018 based on the information reported in Note 24c to the Bank’s audited consolidated financial statements for the year ended December 31, 2017.

c)       Other disclosures

As of December 31, 2017 and as of June 30, 2018, the projected benefit obligation of the insured retirees surrendered to Principal México Compañía de Seguros, S.A. de C.V. (Principal) and the long-term account receivable with Principal for the funds that it transferred thereto was 826 million pesos and 776 million pesos, respectively. For presentation purposes, the arrangement has no impact on net assets as the asset and liability are offset. Refer to Note 24d to the Bank’s audited consolidated financial statements for the year ended December 31, 2017 for further description.

d)       Litigations

i.	Tax-related proceedings

As of December 31, 2017 and June 30, 2018, the Bank has recognized provisions that cover any liabilities that might arise from tax-related proceedings.

There have been no significant changes in the tax-related proceedings from those disclosed in the consolidated financial statements as of December 31, 2017.

ii.	Other tax issues

The Bank operates a branch in Nassau through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican tax withholdings. During December 2009, the Bank negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 2 million pesos and 1 million pesos during the six-month periods ended June 30, 2017 and 2018, respectively.

iii.	Non-tax-related proceedings

As of December 31, 2017 and June 30, 2018, because of its business activities, the Bank has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, Management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome.

As of December 31, 2017 and June 30, 2018, the Bank has recognized provisions for the amounts of 1,023 million pesos and 1,253 million pesos, respectively, for matters, which based on the opinion of its internal and external legal advisers, Management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

The total amount of payments made by the Bank arising from litigation in the six-month periods ended June 30, 2017 and 2018 is not material with respect to these unaudited condensed consolidated financial statements.

11.	Shareholders’ equity

In the six-month period ended June 30, 2018, the quantitative and qualitative changes in the Shareholders’ equity are as follows:

During the Ordinary and Extraordinary General Meeting of December 8, 2017, the following resolutions were adopted:

-	The amount of 4,676 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 27, 2017.

-	It was agreed to carry out the Corporate Restructuring, which considers, among other corporate acts, the merger of the Former Group as the merged entity with the Bank as the merging entity.

By official letter UBVA/077/2017 dated December 13, 2017, the SHCP authorized the Corporate Restructuring (see Note 1d to the Bank’s audited consolidated financial statements as of December 31, 2017 for a description of the corporate acts to carry out the Corporate Restructuring).

To carry out the Merger, the following resolutions were adopted:

i.	Increase the Share capital of the Bank by capitalizing the Share premium in the amount of 17,574 million pesos, through the issuance of 175,746,122,497 shares, with a nominal value of 0.10 pesos each, of which 147,353,683,122 shares correspond to the Series "F” and 28,392,439,375 shares correspond to the Series "B". For these unaudited condensed consolidated financial statements purposes the increase in the Share capital was recognized with a corresponding charge to Share premium for 16,956 million pesos and to Accumulated reserves for 618 million pesos within the Shareholders’ equity.

ii.	Carry out an equity concentration (reverse split) by increasing the nominal value of the Bank's shares from 0.10 pesos each to 3.780782962 and decreasing the number of outstanding shares. As a result of the reverse split, 264,464,365,125 shares representing the Share capital of the Bank were cancelled and 6,994,962,889 new shares representing the Share capital of the Bank were issued.

iii.	Carry out the exchange of shares, between the Bank and the Former Group once the Merger has been approved by the Public Registry of Commerce. The exchange of shares will be carried out by cancelling the shares representing the Former Group and the issuance of new shares of the Bank whose holders will be the shareholders of the extinct Former Group.

iv.	Increase the unsubscribed Share capital of the Bank by 1,671 million pesos, through the cancellation of 207,968,532 treasury shares and the issuance of 650,000,000 new shares representing the Bank's Share capital, which will be held as treasury shares by the Bank to guarantee the conversion of the Subordinated Additional Tier 1 Capital Notes issued by the Bank in December 2016 (see Note 22 to the Bank’s audited consolidated financial statements as of December 31, 2017).

Additionally, a decree and payment of a cash dividend to the shareholders of the Former Group for an amount up to 1,950 million pesos was approved to equal the book value of the shares of the Former Group with those of the Bank. The amount of the dividend to make equivalent the book value of the shares of the Former Group with those of the Bank amounted to 1,822 million pesos, which was paid on January 25, 2018.

The aforementioned resolutions were effective on January 26, 2018, once the Ordinary and Extraordinary General Meeting minute and the merger agreements between the Bank and the Former Group were registered in the Public Registry of Commerce. On the same date, the delivery of the Bank's shares through INDEVAL to the Bank's shareholders was completed.

The transactions performed as part of the Corporate Restructuring were as follow:

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity Attributable to the Parent	Non-Controlling Interests	Total Equity
As of January 1, 2018	8,086	16,956	72,838	18,678	(1,177)	115,381	29	115,410
Amounts recognized from merger of entities	-	-	100	-	-	100	(22)	78
Capitalization of Share premium	17,574	(16,956)	(618)	-	-	-	-	-
Recognition of equity-settled share- based payments	-	-	319	-	-	319	-	319
Loss on sale of the Brokerage House, net of income tax	-	-	(19)	-	-	(19)	-	(19)
As of January 1, 2018 after Corporate Restructuring	25,660	-	72,620	18,678	(1,177)	115,781	7	115,788

As a result of the Corporate Restructuring, the Share capital of the Bank as of December 31, 2017 and June 30, 2018, at par value, was as follows:

	Number of shares		Total Par Value (Millions of Pesos)
	12/31/2017	06/30/2018	12/31/2017	06/30/2018

Fixed capital:
Series "F" shares	67,792,912,762	3,464,309,145	6,779	13,098
Series "B" shares	13,062,491,041	3,322,685,212	1,307	12,562
	80,855,403,803	6,786,994,357	8,086	25,660

Authorized unsubscribed capital:
Series "F" shares	7,862,838,825	331,811,068
Series "B" shares	-	318,188,932	-	-
	7,862,838,825	650,000,000	-	-
	88,718,242,628	7,436,994,357	8,086	25,660

During the Ordinary and Extraordinary General Annual Meeting of April 30, 2018, the following resolution was adopted:

-	The amount of 4,279 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on June 29, 2018.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Annual Meeting of February 21, 2018, it was decided to approve the creation of a fund to repurchase own shares that amounts to 12,800 million pesos. Based on the aforementioned approval, during the six-month period ended June 30, 2018, the Bank acquired 1,247,868 own shares that amounted to 33 million pesos.

12.	Interest income and similar income

The breakdown of the main interest income and similar income items earned in the six-month periods ended June 30, 2017 and 2018 is as follows:

	06/30/2017	06/30/2018

Cash and balances with the Central Bank	997	1,161
Loans and advances to credit institutions	2,464	1,081
Loans and advances to customers	34,365	39,124
Debt instruments	8,451	4,671
Hedging derivatives	855	1,290
Other interest income	77	43
	47,209	47,370

13.	Interest income from financial assets at fair value through profit or loss

The breakdown of the main interest income from financial assets at fair value through profit or loss items earned in the six-month period ended June 30, 2018 is as follows:

	06/30/2017	06/30/2018

Loans and advances to credit institutions	-	3,034
Loans and advances to customers	-	247
Debt instruments	-	3,296
	-	6,577

14.	Interest expenses and similar charges

The breakdown of the main items of interest expenses and similar charges accrued in the six-month periods ended June 30, 2017 and 2018 is as follows:

	06/30/2017	06/30/2018

Deposits from credit institutions	3,785	2,706
Customer deposits	11,265	15,208
Marketable debt securities	1,750	1,957
Subordinated liabilities	766	790
Hedging derivatives	37	41
Other interest expenses	2,401	3,449
	20,004	24,151

15.	Dividend income

The breakdown of Dividend income for the six-month periods ended June 30, 2017 and 2018 is as follows:

	06/30/2017	06/30/2018

Equity instruments classified as:
Financial assets held for trading	2	35
Of which:
Naftrac (ETF)	1	14
Wal-Mart de México, S.A.B. de C.V.	1	-
Bolsa Mexicana de Valores, S.A.B. de CV	-	21

Available-for-sale financial assets	145	-
Of which:
TransUnión de México, S.A.	83	-
Controladora Prosa, S.A.	62	-

Financial assets through other comprehensive income	-	107
Of which:
TransUnión de México, S.A.	-	81
Dun & Bradstreet de México, S.A. de C.V.	-	23
Others	-	3
	147	142

16.	Fee and commission income

The breakdown of Fee and commission income for the six-month periods ended June 30, 2017 and 2018 is as follows:

	06/30/2017	06/30/2018

Collection and payment services:
Service charges on deposits accounts	501	601
Credit and debit cards	3,003	3,575
Checks and others	125	123
	3,629	4,299
Marketing of nonbanking
financial products:
Investment funds management	750	777
Capital markets and securities activities	255	446
Collection and payment services	1,319	1,425
Insurance	2,201	2,323
Financial advisory services	728	711
	5,253	5,682
Securities services:
Administration and custody	274	167
	274	167
Other:
Foreign currency transactions	551	629
Other fees and commissions	383	400
	934	1,029
	10,090	11,177

17.	Fee and commission expenses

The breakdown of Fee and commission expenses for the six-month periods ended June 30, 2017 and 2018 is as follows:

	06/30/2017	06/30/2018

Credit and debit cards	1,624	1,918
Checks and others	12	14
Collections and transactional services	95	138
Fund management	27	1
Capital markets and securities activities	98	98
Financial advisory services	2	2
Other fees and commissions	832	1,087
	2,690	3,258

18.	Gains/(losses) on financial assets and liabilities (net)

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument for the six-month periods ended June 30, 2017 and 2018 is as follows:

	06/30/2017	06/30/2018

Financial instruments held for trading	2,068	-
Of which:
Debt instruments	(57)	-
Equity instruments	7	-
Derivatives	2,150	-
Others	(32)	-

Financial instruments at fair value through profit or loss	-	922
Of which:
Debt instruments	-	402
Equity instruments	-	85
Derivatives	-	437
Others	-	(2)

Recognized profit from sale of available-for-sale financial assets	9	-

Recognized profit from sale of financial assets at fair value through other comprehensive income	-	8

Hedging derivatives	(113)	(8)
Of which:
Fair value hedge – hedged items	(440)	(1,076)
Fair value hedge – hedging derivative instruments	325	1,070
Cash flow hedge inefficiency	2	(2)
	1,964	922

19.	Operating segments

The Bank has three operating segments, as described below:

-	Retail Banking: the Retail Banking segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-	Global Corporate Banking: this segment reflects the Global Corporate Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate banking activities include products and services for our corporate customers, such as investment banking and project finance.

-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

As of June 30, 2018, there have been no changes in the reporting operating segments from the operating segments reported in the audited consolidated financial statements as of December 31, 2017.

The Bank does not have any customers that individually account for 10% or more of the Bank’s interest and similar income for the six-month periods ended June 30, 2017 and 2018.

The six-month period ended June 30, 2017 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of December 31, 2017) are as follows:

		Global
	Retail	Corporate	Corporate
	Banking	Banking	Activities	Total

Net interest income	23,131	2,689	1,385	27,205
Dividend income	-	2	145	147
Net fee and commission income	6,543	864	(7)	7,400
Gains/(losses) on financial assets and liabilities and exchange differences (net)	455	1,529	(11)	1,973
Other operating income/(expenses) (net)	(1,093)	(217)	(144)	(1,454)
Total income	29,036	4,867	1,368	35,271

Administrative expenses	(10,761)	(1,293)	(139)	(12,193)
Depreciation and amortization	(1,110)	(102)	(6)	(1,218)
Impairment losses on financial assets (net)	(9,213)	(652)	-	(9,865)
Impairment losses on other assets (net)	-	-	(26)	(26)
Provisions (net)	57	-	(175)	(118)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	-	-	2	2
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations (net)	-	-	57	57
Operating profit before tax	8,009	2,820	1,081	11,910
Income tax				(2,595)
Profit for the year				9,315
Profit attributable to the Parent				9,315
Profit attributable to non-controlling interest				-
Total assets	551,250	531,295	246,646	1,329,191
Total liabilities	521,787	521,284	170,710	1,213,781

The six-month period ended June 30, 2018 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of June 30, 2018) are as follows:

		Global
	Retail	Corporate	Corporate
	Banking	Banking	Activities	Total

Net interest income	25,864	2,936	996	29,796
Dividend income	-	15	127	142
Net fee and commission income	7,185	901	(167)	7,919
Gains/(losses) on financial assets and liabilities and exchange differences (net)	521	350	51	922
Other operating income/(expenses) (net)	(1,451)	(299)	(163)	(1,913)
Total income	32,119	3,903	844	36,866

Administrative expenses	(11,962)	(1,636)	(185)	(13,783)
Depreciation and amortization	(1,344)	(101)	(2)	(1,447)
Impairment losses on financial assets (net)	(7,995)	(490)	(3)	(8,488)
Impairment losses on other assets (net)	-	-	-	-
Provisions (net)	(2)	-	(356)	(358)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	-	-	3	3
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations (net)	-	-	9	9
Operating profit before tax	10,816	1,676	310	12,802
Income tax				(2,935)
Profit for the year				9,867
Profit attributable to the Parent				9,867
Profit attributable to non-controlling interest				-
Total assets	577,953	605,453	213,572	1,396,978
Total liabilities	558,131	484,565	234,011	1,276,707

20.	Related-party transactions

Transactions with related parties

The parties related to the Bank are deemed to include, in addition to its subsidiaries and jointly controlled entities, the Bank’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

The Bank also considers the entities that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Parent

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the entities that are controlled by Banco Santander (Spain) around the world, and hence, it also includes the entities over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

The information related to Directors, Executive Officers and other key management personnel is detailed in Note 4 to these unaudited condensed consolidated financial statements.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions.

	12/31/2017		06/30/2018
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

ASSETS:
Financial assets held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	73,593	-	-	-
Abbey National Treasury Services, plc.	-	12	-	-
Other	-	2	-	-
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	-	-	66,470	-
Abbey National Treasury Services, plc.	-	-	-	3
Other	-	-	-	6
Other financial assets at fair value through profit or loss -
Loans and advances to customers -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	2,090		4,124
Available for sale financial assets -
Of which -
Grupo Financiero Santander México, S.A.B. de C.V.	-	248	-	-
Loans and receivables -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	997	-	-	-
Banco Santander Río, S.A.	-	194	-	-
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	-	1,176	-	-
Produban Servicios Informáticos Generales, S.L.	-	1,674	-	-
Key management personnel	-	3,666	-	-
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	-	-	1,376	-
Banco Santander Río, S.A.	-	-	-	1
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	-	-		1,234
Produban Servicios Informáticos Generales, S.L.	-	-	-	1,744
Key management personnel	-	-	-	1,843
Other intangible assets -
Of which -
Isban México, S.A. de C.V.	-	2,811	-	3,080
Produban Servicios Informáticos Generales, S.L.	-	533	-	578
Ingeniería de Software Bancario, S.L.	-	443	-	491
Santander Back-Offices Globales Mayoristas, S.A.	-	74	-	84
Produban Servicos de Informática, S.A. (formerly Isban Brasil, S.A.)	-	11	-	11

Other assets -
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	21	-	258
Abbey National Treasury Services, plc	-	76	-	55
Zurich Santander Seguros México, S.A.	-	1,053	-	1,105
Banco S3 México, S.A., Institución de Banca Múltiple				90
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	156	-	160
Other	-	12	-	89

	12/31/2017		06/30/2018
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	43,827	-	-	-
Banco Santander International	-	25	-	-
Abbey National Treasury Services, plc.	-	75	-	-
Short positions -
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	5,002	-	-
Financial liabilities at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	-	-	39,478	-
Banco Santander International	-	-	-	12
Abbey National Treasury Services, plc.	-	-	-	55
Short positions -
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	9,085
Other financial liabilities at fair value through profit or loss -
Customer deposits - Repurchase agreements
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	19,333	-	9,988
Banco S3 México, S.A., Institución de Banca Múltiple	-	1,651	-	2
Grupo Financiero Santander México, S.A.B. de C.V.	-	71	-	-
Other	-	5		11
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	32,559	-	39,343	-
Banco Santander International	-	-	-	14

Other	-	75	-	91
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	21,738	-	30,441
Grupo Financiero Santander México, S.A.B. de C.V.	-	9,831	-	-
Customer deposits -
Of which-
Isban México, S.A. de C.V.	-	515	-	510
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	-	-	99
Operadora de Carteras Gamma, S.A.P.I. de C.V.	-	145	-	149
Grupo Financiero Santander México, S.A.B. de C.V.	-	176	-	-
Santander Global Facilities, S.A. de C.V.	-	620	-	413
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	179	-	98
Produban Servicios Informáticos Generales, S.L.	-	406	-	71
Santander Capital Structuring, S.A. de C.V.	-	186	-	256
Other (*)	-	234	-	446
Marketable debt securities -
Of which -
Banco Santander, S.A. (Spain)	1,182	-	1,046	-
Other	-	15	-	8
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	1,366	-	-	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	59	-	-
Santander Global Facilities, S.A. de C.V.	-	-	-	228
Other	-	66	-	101
Other liabilities -
Of which -
Produban Servicios Informáticos Generales, S.L.	-	409	-	198
Isban México, S.A. de C.V.	-	184	-	262
Santander Back-offices Globales Mayorista, S.A.	-	18	-	45
Ingenieria de Software Bancario, S.L.	-	75	-	132
Other	-	4	-	8

	06/30/2017		06/30/2018
	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income -
Of which -
Banco Santander, S.A. (Spain)
Produban Servicios Informáticos Generales, S.L.	-	38	-	51
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	-	10	-	65
México Santander Capital Structuring, S.A. de C.V.	-	36	-	59
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	722	-	833	-
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	-	841	-	938
México Grupo Financiero Santander México, S.A.B. de C.V.	-	7	-	-
Santander Global Facilities, S.A. de C.V.	-	13	-	18
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	-	30	-	-
Isban México, S.A. de C.V.	-	13	-	15
Other	-	17	-	43
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	-	-	4	-
Santander Investment Securities Inc.	-	-	-	-
Zurich Santander Seguros México, S.A.	-	2,150	-	2,201
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México Grupo Financiero Santander México, S.A.B. de C.V.	-	-	-	212
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	818	-	771
Other	-	13	-	1
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	14	-	1	-
Santander Global Facilities, S.A. de C.V.	-	-	-	84
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	8
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	-	25	-	13
Other	-	7	-	-
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)	(18,181)	-	(4,488)	-
Abbey National Treasury Services plc.	-	(136)	-	10
Other	-	62	-	(33)

Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	-	21	-	22
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	14	-	49
Other	-	8	-	9

Administrative expenses -
Of which -
Banco Santander, S.A. (Spain)	-	-	139	-
Produban Servicios Informáticos Generales, S.L.	-	799	-	622
Isban México, S.A. de C.V.	-	127	-	343
Santander Global Facilities, S.A. de C.V.	-	100	-	160
Ingeniería de Software Bancario, S.L.	-	90	-	55
Gesban México Servicios Administrativos Globales, S.A. de C.V.	-	28	-	26
Santander Back-offices Globales Mayorista, S.A.	-	23	-	41
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	-	15	-	-
Geoban, S.A.	-	-	-	36
Aquanima México, S. de R.L. de C.V.	-	22	-	25
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	-	-	4
Other	-	20	-	14

(*) As of December 31, 2017 and June 30, 2018, includes 52 and 296 million pesos, respectively, related to key management personnel transactions.

As mentioned in Note 3.7 to the Bank’s audited consolidated financial statements as of December 31, 2017, on November 22, 2017 the Bank acquired from the Brokerage House 14,176,749 shares of Bolsa Mexicana de Valores, S.A.B. de C.V. for an amount of 449 million pesos.

As mentioned in Note 1d to the Bank’s audited consolidated financial statements as of December 31, 2017, on January 2, 2018, the Bank sold its custody business to Banco S3 (related party). The result of the sale of the custody business was a gain of 850 million pesos (595 million pesos, net of income tax).

As part of the Corporate Restructuring it was agreed to sell the shares of the Brokerage House to Grupo Financiero Santander, S.A. de C.V. simultaneously as the Merger was effective. The sale of shares representing the share capital of the Brokerage House was accounted for as a gain of 58 million pesos (a loss of 19 million pesos, net of income tax).

21.	Other disclosures

a)	Residual maturity periods

The breakdown by maturity of the balances of certain items in the Bank’s audited consolidated balance sheet as of December 31, 2017, is as follows:

	12/31/2017
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	21,539	8,054	-	-	-	-	28,094	57,687
Financial assets held for trading -
Debt instruments	-	67,280	2,551	15,455	23,077	32,379	7,005	147,747
Equity instruments	2,562	-	-	-	-	-	-	2,562
Trading derivatives	9,118	2,738	4,223	11,273	25,527	28,714	83,668	165,261
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	46,087	-	-	-	-	-	46,087
Loans and advances to customers – Reverse repurchase agreements	-	5,618	-	-	-	-	-	5,618
Available-for-sale financial assets -
Debt instruments	-	18,693	59	35,567	58,067	21,987	30,574	164,947
Equity instruments	-	-	-	-	-	-	795	795
Loans and receivables -
Loans and advances to credit
Institutions	-	59,122	-	-	-	-	-	59,122
Loans and advances to customers	13,455	33,027	52,867	143,821	164,881	76,258	125,111	609,420
Debt instruments	-	-	-	-	-	1,378	9,380	10,758
Hedging derivatives	2,375	-	-	-	7,707	5,017	17	15,116
	49,049	240,619	59,700	206,116	279,259	165,733	284,644	1,285,120
Liabilities:
Financial liabilities held for trading -
Trading derivatives	9,320	2,333	3,059	13,769	26,343	25,818	90,640	171,282
Short positions	-	68,443	-	-	-	-	-	68,443
Other financial liabilities at fair value through profit or loss -
Deposits from the Central Bank	-	22,417	-	-	-	-	-	22,417
Deposits from credit institutions	-	5,942	-	-	-	-	-	5,942
Customer deposits	-	81,009	781	-	-	-	-	81,790
Marketable debt securities	-	586	1,146	4,907	3,368	497	-	10,504
Financial liabilities at amortized cost -
Deposits from credit institutions	14,828	35,815	2,127	2,368	11,094	7,475	2,808	76,515
Customer deposits	422,495	102,395	39,643	38,355	3,060	1,939	889	608,776
Marketable debt securities	-	20,138	7,583	29,734	47	25,141	3,149	85,792
Subordinated liabilities	-	650	-	-	-	-	35,235	35,885
Other financial liabilities	42	5,543	6,306	904	34	634	-	13,463
Hedging derivatives	-	-	-	145	2,070	1,630	7,246	11,091
	446,685	345,271	60,645	90,182	46,016	63,134	139,967	1,191,900
Difference (assets less liabilities)	(397,636)	(104,652)	(945)	115,934	233,243	102,599	144,677	93,220

The breakdown by maturity of the balances of certain items in the unaudited condensed consolidated balance sheet as of June 30, 2018 is as follows:

	06/30/2018
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	19,897	48,690	-	-	-	-	28,093	96,680
Financial assets at fair value through profit or loss -
Debt instruments	-	35,553	598	24,929	32,367	30,256	14,787	138,490
Equity instruments	4,153	-	-	-	-	-	-	4,153
Trading derivatives	747	2,784	3,868	14,274	23,180	34,149	78,596	157,598
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions – Reverse repurchase Agreements	-	93,606	-	-	-	-	-	93,606
Loans and advances to customers – Reverse repurchase agreements	-	5,517	-	-	-	-	-	5,517
Financial assets at fair value through other comprehensive income -
Loans and advances to customers	-	1,419	308	-	-	-	-	1,727
Debt instruments	-	-	295	14,806	31,892	16,900	30,864	94,757
Equity instruments	-	-	-	-	-	-	537	537
Financial assets at amortized cost -
Loans and advances to credit
Institutions	-	49,648	-	-	-	-	-	49,648
Loans and advances to customers	10,056	37,435	62,910	157,139	152,408	88,837	132,844	641,629
Debt instruments	-	-	-	136	41,433	1,429	9,462	52,460
Hedging derivatives	7	-	-	9,321	2,514	4,433	50	16,325
	34,860	274,652	67,979	220,605	283,794	176,004	295,233	1,353,127
Liabilities:
Financial liabilities at fair Value through profit or loss -
Trading derivatives	976	3,048	5,495	12,099	26,729	34,016	74,176	156,539
Short positions	-	87,017	-	-	-	-	-	87,017
Other financial liabilities at fair value through profit or loss -
Deposits from the Central Bank	-	17,220	-	-	-	-	-	17,220
Deposits from credit institutions	-	11,037	-	-	-	-	-	11,037
Customer deposits	-	65,824	-	-	-	-	-	65,824
Marketable debt securities	-	2,469	587	2,289	423	-	-	5,768
Financial liabilities at amortized cost -
Deposits from credit institutions	30,759	32,325	2,203	2,564	5,955	7,477	7,647	88,930
Customer deposits	451,999	118,645	35,232	39,403	3,635	2,630	1,224	652,768
Marketable debt securities	-	66,129	6,018	3,193	77	19,514	143	95,074
Subordinated liabilities	-	635	-	-	-	-	35,279	35,914
Other financial liabilities	19	15,612	3,579	829	2,006	-	-	22,045
Hedging derivatives	14	-	-	481	1,914	2,879	4,060	9,348
	483,767	419,961	53,114	60,858	40,739	66,516	122,529	1,247,484
Difference (assets less liabilities)	(448,907)	(145,309)	14,865	159,747	243,055	109,488	172,704	105,643

b)	Exposure to foreign currency risk

As of December 31, 2017 and June 30, 2018, the foreign currency-denominated assets totaled 232,111 million pesos and 194,146 million pesos, respectively and the foreign currency-denominated liabilities totaled 226,365 million pesos and 200,760 million pesos, respectively. As part of the asset and liability management strategy, the Bank monitors closely the exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

c)	Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

i.	Financial assets measured at other than fair value

The following table sets out the fair values of financial assets not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial assets recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2017:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank	36,148	-	-	36,148	36,148
Loans and advances to credit institutions (Note 5)	34,542	-	24,580	59,122	59,122
Loans and advances to customers (Note 5)	2,587	-	636,713	639,300	609,420
Debt instruments (unlisted) (Note 5)	-	-	10,758	10,758	10,758

As of June 30, 2018:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank	76,783	-	-	76,783	76,783
Loans and advances to credit institutions (Note 5)	22,613	-	27,035	49,648	49,648
Loans and advances to customers (Note 5)	3,303	-	642,477	645,780	641,629
Debt instruments (unlisted) (Note 5)	39,785	-	11,043	50,828	52,460

ii.	Financial liabilities measured at other than fair value

The following table sets out the fair values of financial liabilities not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial liabilities recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2017:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 9)	31,157	42,988	2,316	76,461	76,515
Customer deposits (Note 9)	13,867	594,592	-	608,459	608,776
Marketable debt securities (Note 9)	20,330	66,168	-	86,498	85,792
Subordinated liabilities (Note 9)	37,434	-	-	37,434	35,885
Other financial liabilities (Note 9)	13,463	-	-	13,463	13,463

As of June 30, 2018:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 9)	28,256	56,918	3,134	88,308	88,930
Customer deposits (Note 9)	12,060	640,105	-	652,165	652,768
Marketable debt securities (Note 9)	94,663	-	-	94,663	95,074
Subordinated liabilities (Note 9)	37,093	-	-	37,093	35,914
Other financial liabilities (Note 9)	22,045	-	-	22,045	22,045

During the six-month period ended as of June 30, 2018, there were no changes in the methodology and inputs used to calculate the fair value for each financial asset and financial liability class as detailed in Note 44d to the audited consolidated financial statements as of December 31, 2017.

22.	Derivatives - Notional amounts and market values of trading and hedging derivatives

The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2017 and June 30, 2018 is as follows:

	12/31/2017		06/30/2018
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	6,263	-	1,518	-
Interest Rate Futures	1,505	-	160	-
Market Index Futures	-	-	263	-

Forwards:
Foreign Currency Forwards	117,917	5,188	210,948	5,932
Foreign Exchange Spot	54,653	112	57,612	350
Equity Forwards	7,744	93	3	-

Options:
Foreign Currency Options	104,023	2,072	93,237	1,501
Interest Rate Options	125,931	1,339	141,804	1,419
Market Index Options	7,644	579	5,345	275
Equity Options	93	3	232	8

Swaps:
Interest Rate Swaps (IRS)	2,663,538	57,556	2,564,959	63,970
Equity Swaps	1,674	267	-	-
Cross Currency Swaps (CCS)	464,667	98,052	490,412	84,143
Total Trading	3,555,652	165,261	3,566,493	157,598

As of December 31, 2017, 165,246 million pesos are OTC derivatives of the total amount of the trading portfolio and 157,573 million pesos as of June 30, 2018.

The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2017 and June 30, 2018 is as follows:

	12/31/2017		06/30/2018
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	4,000	91	4,000	77
CCS	31,215	12,577	34,213	11,814
Foreign Currency Forwards	22,061	2,389	54,720	4,349

Fair value hedge:
IRS	2,138	59	927	35
CCS	-	-	1,366	50
Total Hedging	59,414	15,116	95,226	16,325
Total Assets	3,615,066	180,377	3,661,719	173,923

The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2017 and June 30, 2018, is as follows:

	12/31/2017		06/30/2018
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	-	-	14,347	-
Interest Rate Futures	3,500	-	1,150	-
Market Index Futures	190	-	842	-

Forwards:
Foreign Currency Forwards	113,417	5,022	193,152	5,811
Foreign Exchange Spot	35,776	71	56,559	392
Interest Rate Forwards	-	-	100	-
Market Index Forwards	7,742	90	-	-

Options:
Foreign Currency Options	123,537	2,655	101,093	1,728
Interest Rate Options	117,167	1,197	130,713	1,538
Market Index Options	3,297	323	5,492	188
Equity Options	93	3	106	2

Swaps:
Equity Swaps	2,682,892	59,830	2,613,049	65,191
IRS	-	26	1,676	327
CCS	431,644	102,065	449,403	81,362
Total Trading	3,519,255	171,282	3,567,682	156,539

As of December 31, 2017 and June 30, 2018, 171,222 million pesos and 156,539 million pesos, respectively are OTC derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2017 and June 30, 2018, is as follows:

	12/31/2017		06/30/2018
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	700	-	-	-
CCS	10,717	3,799	9,551	3,133
Foreign Currency Forwards	31,762	720	16,898	635

Fair value hedge:
IRS	1	-	-	-
CCS	24,680	6,572	29,476	5,580
Total Hedging	67,860	11,091	55,925	9,348
Total Liabilities	3,587,115	182,373	3,573,607	165,887

23.	Hedging derivatives

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2017		06/30/2018
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	59	6,572	85	5,580
Cash flow hedges	15,057	4,519	16,240	3,768
	15,116	11,091	16,325	9,348

b)	Quantitative information

Fair value hedges

As of December 31, 2017, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	1,785	1,785	Peso	Loans and receivables – Interest rate risk
IRS	354	18	USD	Loans and receivables – Interest rate risk
CCS	52	4	USD	Loans and receivables – Interest rate and foreign exchange risk
CCS	17,598	840	Euro	United Mexican States Bonds (UMS) – Interest rate and foreign exchange risk
CCS	1,275	67	USD	UMS – Interest rate and foreign exchange risk
CCS	251	15	Euro	Petroleos Mexicanos (PEMEX) Bonds – Interest rate and foreign exchange risk
CCS	73	3	Pound Sterling	UMS – Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	969	76	USD	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

As of June 30, 2018, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	691	691	Peso	Loans and receivables – Interest rate risk
IRS	236	12	USD	Loans and receivables – Interest rate risk
CCS	46	3	USD	Loans and receivables – Interest rate and foreign exchange risk
CCS	22,624	1,059	Euro	UMS – Interest rate and foreign exchange risk
CCS	1,275	67	USD	UMS – Interest rate and foreign exchange risk
CCS	251	15	Euro	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	1,492	58	Pound Sterling	UMS – Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	692	57	USD	PEMEX Bonds – Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS – Interest rate and inflation risk

The fair value hedges carried out by the Bank are extended in certain cases up to the year 2031.

During the six-month periods ended as of June 30, 2017 and 2018, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recognized in the unaudited condensed consolidated income statements under “Gains/(losses) on financial assets and liabilities (net)” is 325 million pesos and 1,070 million pesos, respectively.

During the six-month periods ended as of June 30, 2017 and 2018, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the unaudited condensed consolidated income statements in “Gains/(losses) on financial assets and liabilities (net)” is (440) million pesos and (1,076) million pesos, respectively.

Each of these hedging derivative instruments are presented in the unaudited condensed consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2017, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	700	700	Peso	BPAGs Bonds – Interest rate risk

IRS	4,000	4,000	Peso	Unsecured Bonds – Interest rate risk

CCS	3,056	221	USD	Loans and receivables – Foreign exchange risk

CCS	3,055	166	Euro	Loans and receivables – Foreign exchange risk

CCS	778	34	Pound Sterling	Loans and receivables – Foreign exchange risk

CCS	10,667	543	USD	Senior Unsecured Notes – Foreign exchange risk

CCS	20,548	1,045	USD	Tier II Subordinated Capital Notes – Foreign exchange risk

CCS	2,657	136	Euro	UMS – Foreign exchange risk

CCS	260	10	Pound Sterling	UMS – Foreign exchange risk

CCS	911	50	USD	UMS – Foreign exchange risk

Forward Fx-BrazilianReal	15,970	2,952	Brazilian Real	Brazilian Government Notes – Foreign exchange risk

Forward Fx-USD	37,853	1,747	USD	Brazilian Government Notes – Foreign exchange risk

As of June 30, 2018, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged

IRS	4,000	4,000	Peso	Unsecured Bonds – Interest rate risk
CCS	2,954	150	USD	Unsecured Bonds – Foreign exchange risk
CCS	2,881	207	USD	Loans and receivables – Foreign exchange risk
CCS	2,064	117	Euro	Loans and receivables – Foreign exchange risk
CCS	778	34	Pound Sterling	Loans and receivables – Foreign exchange risk
CCS	10,682	543	USD	Senior Notes – Foreign exchange risk
CCS	20,577	1,045	USD	Tier II Subordinated Capital Notes
CCS	2,657	136	Euro	UMS – Foreign exchange risk
CCS	260	10	Pound Sterling	UMS – Foreign exchange risk
CCS	911	50	USD	UMS – Foreign exchange risk
Forward Fx-BrazilianReal	34,501	3,195	Brazilian Real	Brazilian Government Notes – Foreign exchange risk
Forward Fx-USD	37,117	1,365	USD	Brazilian Government Notes – Foreign exchange risk

As of December 31, 2017 and as of June 30, 2018, included in Other comprehensive income under Valuation adjustments - Cash flow hedges are 54 million pesos and 39 million pesos, respectively, which refer to the accumulated unamortized gain (net of income tax) of hedging derivatives for which hedge accounting was discontinued. Such balances are being recycled based on the original terms of the forecasted transactions. The term of such recycling extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in Other comprehensive income under Valuation adjustments - Cash flow hedges consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Bank are extended in certain cases up to the year 2021 for Brazilian Government Notes and Unsecured Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2025 for Loans and receivables and up to the year 2026 for United Mexican States Bonds.

24.	Income tax

The tax expense for the period is based on an estimated annual effective rate, which requires Management to make its best estimate of annual pre-tax income for the period. During the period, Management regularly updates its estimates based on changes in various factors that have impact in the business. As of June 30, 2017 and 2018, the estimated annual effective rate was 21.79% and 22.93%, respectively.

The income tax expense was 2,595 million pesos and 2,935 million pesos for the six-month periods ended June 30, 2017 and 2018, respectively. The effective tax rates for these periods differ from the legal tax rate of 30% primarily due to the recognition of the effects of inflation imposed by the Mexican tax authorities.

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